Exhibit 99.1

Annual Financial Statements of MorphoSys AG as of December 31, 2018 (German GAAP) MorphoSys AG, Planegg

2 Management Report                Management Report    The year 2018 was a successful one for MorphoSys. Our goal is to discover, develop and commercialize outstanding, innovative therapies for critically ill patients. The focus of our business activities is on cancer. Working toward this goal, we made good progress in advancing product candidates at various stages of development during the year under review. In 2018, we announced positive data from two ongoing clinical studies on MOR208, our antibody for the treatment of blood cancer. We have established a wholly-owned subsidiary to build a strong U.S. presence to prepare for the planned commercialization of MOR208 pending FDA approval. Furthermore, we entered into or expanded several important partnerships. We and our partner Galapagos entered into a worldwide, exclusive agreement with Novartis Pharma AG covering the development and commercialization of our joint program MOR106. This collaboration will enable us to accelerate and broaden the development of MOR106 beyond the current focus on atopic dermatitis and to fully exploit the potential of this drug candidate. Building on our existing collaboration with I-Mab Biopharma for MOR202 in Greater China, we entered into an exclusive strategic collaboration and regional licensing agreement for MOR210, a preclinical-stage antibody directed against C5aR, which has potential to be developed as an immuno-oncology agent. We were also pleased to report successes of our partners. Tremfya®, developed by our partner Janssen and the first approved and marketed therapeutic antibody based on MorphoSys’s proprietary technology, was granted marketing authorization in several countries during 2018, including Japan. Janssen continued to explore the use of Tremfya® in additional indications and reported positive long-term data in plaque psoriasis. Royalty payments showed strong year-on-year growth in 2018 which we reinvested in the development of our proprietary drug programs and in building a commercial organization. We aim to become a fully integrated biopharmaceutical company, developing and commercializing our own drugs, and during 2018 we were able to take important steps towards achieving that goal.                 MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2018

3 Management Report                Operations and Business Environment    STRATEGY AND COMPANY MANAGEMENT STRATEGY AND OBJECTIVES MorphoSys intends to discover, develop and commercialize innovative therapies for patients suffering from serious diseases, with a focus on oncology. Having successfully transitioned from a technology provider to a drug development organization over the past years, we now, as the next step of our corporate development path, aim to transform into an integrated commercial biopharmaceutical company. Based on our leading expertise in antibody, protein and peptide technologies, we have created, together with our partners, more than 100 therapeutic product candidates, of which 29 are currently in clinical development. Our main value drivers are our proprietary drug candidates, led by our investigational antibody MOR208, which is being developed for the treatment of blood cancers. Guselkumab (Tremfya®), marketed by Janssen, is the first commercial product based on MorphoSys’s proprietary technology and is approved in the United States, Canada, European Union, Japan and a number of other countries worldwide. This antibody, like the majority of our development programs, is the result of a partnership with a pharmaceutical company. MorphoSys intends to use the revenues generated from these partnerships to advance its proprietary development portfolio which currently comprises 13 programs, one of which is in pivotal development. The Proprietary Development segment focuses on the development of therapeutic agents based on our proprietary technology platforms, candidates in-licensed from other companies and programs co-developed with partners. During clinical development, we determine whether and at which point to pursue a partnership for later development and commercialization. The drug candidate can then be either completely out-licensed or developed further in cooperation with a pharmaceutical or biotechnology company (co-development). Alternatively, individual projects may be developed on a proprietary basis until they reach the market, with MorphoSys commercializing a product in selected regions. In the Partnered Discovery segment, MorphoSys generates antibody candidates for partners in the pharmaceutical and biotechnology industries. We receive contractual payments, which include license fees for technologies and funded research, as well as success-based milestone payments and royalties on product sales. The funds generated from these partnerships support our long-term business model and help fund our proprietary development activities. Both segments are almost exclusively based on MorphoSys’s innovative technologies, which include HuCAL, our antibody library which is the basis for more than 20 product candidates currently in clinical development, and the next-generation antibody platform Ylanthia. In addition, over recent years we have established two types of stabilized peptides: our lanthipeptide platform, which we gained access to with the acquisition of Lanthio Pharma B.V. in May 2015, and our HTH peptide platform, which we developed ourselves. We continue to apply our resources and expertise to expand and deepen our technologies. In addition, we added the compounds MOR208 and MOR107 to our portfolio which have been in-licensed and acquired, respectively. Our goal is to maximize the portfolio’s value by investing in the development and, if appropriate, the commercialization of our proprietary drug candidates while maintaining financial discipline and strict cost control.                MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2017

4 Management Report                COMPANY MANAGEMENT AND PERFORMANCE INDICATORS MorphoSys pays equal attention to financial and non-financial indicators to steer the Company. These indicators help to monitor the success of strategic decisions and give the Company the opportunity to take quick corrective action when necessary. The Company’s management also follows and evaluates selected early indicators so that it can thoroughly assess a project’s progress and act promptly should a problem occur. FINANCIAL PERFORMANCE INDICATORS Our financial performance indicators are described in detail in the section entitled “Analysis of Net Assets, Financial Position and Results of Operations”. Earnings before taxes (EBT), revenues, operating expenses and liquidity are the key financial indicators we use to measure our operating performance. Segment indicators are reviewed monthly, and the budget for the current financial year is revised and updated on a quarterly basis. Each year, the Company prepares a mid-term plan for the subsequent three years. A thorough cost analysis is prepared regularly and used to monitor the Company’s adherence to financial targets and make comparisons to previous periods. MorphoSys’s business performance is influenced by factors such as royalty, milestone and license payments, research and development expenses, other operating cash flows, existing liquidity resources, expected cash inflows and working capital. These indicators are also routinely analyzed and evaluated with special attention given to the income statement, existing and future liquidity and available investment opportunities. The net present value of investments is calculated using discounted cash flow models. NON-FINANCIAL PERFORMANCE INDICATORS To secure and expand its position in the therapeutics market, MorphoSys relies on the steady progress of its product pipeline, not only in terms of the number of therapeutic product candidates (115 at the end of the reporting year) but also based on the progress of its development pipeline and prospective market potential. Innovative technologies, when applied appropriately, can be used to generate superior product candidates and therefore a further key performance indicator is the progress of the Company’s technology development. In addition to the quality of our research and development, our professional management of partnerships is also a core element of our success, as demonstrated by new contracts and the ongoing progress made within existing alliances. Details on these performance indicators can be found in the section entitled “Research and Development and Business Performance”. The non-financial performance indicators described in the section “Sustainable Business Development” are also used to manage the Company successfully. For reporting purposes, MorphoSys uses the Sustainable Development Key Performance Indicators (SD KPIs) recommended by the SD KPI-Standard. These indicators are used as benchmarks for the commercialization rate (SD KPI 2) and include the success of proprietary research and development (SD KPI 1) and partnered programs. In the past five years, there have been no product recalls, fines or settlements as the result of product safety or product liability disputes (SD KPI 3).

5

Management Report

TAB. 1: SUSTAINABLE DEVELOPMENT KEY PERFORMANCE INDICATORS (SD KPIS) AT MORPHOSYS (DECEMBER 31)

	2018	2017	2016	2015	2014
Proprietary Development	(number of individual antibodies)				
Programs in Discovery	6	7	8	8	5
Programs in Preclinic	1	1	1	2	2
Programs in Phase 1[1]	1	2	2	1	1
Programs in Phase 2[2]	3	2	3	3	2
Programs in Phase 3	1	1	0	0	0
Total[1]	**12**	**13**	**14**	**14**	**10**
Partnered Discovery	(number of individual antibodies)				
Programs in Discovery	55	54	54	43	40
Programs in Preclinic	24	24	22	25	25
Programs in Phase 1	11	11	10	9	8
Programs in Phase 2	11	10	12	9	8
Programs in Phase 3[3]	2	2	2	3	3
Programs Launched[3]	1	1	0	0	0
Total	**103**	**101**	**100**	**89**	**84**

[1]Including MOR107, for which a phase 1 study in healthy volunteers was completed; the compound is currently in preclinical investigation.

[2]Thereof two fully out-licensed programs: MOR103/GSK3196165, out-licensed to GSK; MOR106, out-licensed to Novartis; MOR202 is out-licensed to I-Mab Biopharma for the development in China, Hong Kong, Macao and Taiwan.

[3]We still consider Tremfya® as a phase 3 compound due to ongoing studies in various indications. Therefore the number of "Programs in Phase 3" as well as the "Programs Launched" both include Tremfya®. Regarding the total number of programs in the pipeline, however, we only count it as one program.

LEADING INDICATORS

MorphoSys follows a variety of leading indicators to monitor the macroeconomic environment, the industry and the Company itself on a monthly basis. At the Company level, economic data is gathered on the progress of the segments' individual programs. MorphoSys uses general market data and external financial reports to acquire information on leading macroeconomic indicators such as industry transactions, changes in the legal environment and the availability of research funds and reviews these data carefully.

For active collaborations, there are joint steering committees that meet regularly to update and monitor the programs' progress. These ongoing reviews give the Company a chance to intervene at an early stage if there are any negative developments and provide it with information about expected interim goals and

MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2017

6 Management Report                related milestone payments well in advance. Partners in non-active collaborations regularly provide MorphoSys with written reports so that it can follow the progress of therapeutic programs. The business development area uses market analyses to get an early indication of the market’s demand for new technologies. By continuously monitoring the market, MorphoSys can quickly respond to trends and requirements and initiate its own activities or partnerships. ORGANIZATIONAL STRUCTURE ORGANIZATION OF MORPHOSYS MorphoSys AG develops and commercializes antibodies and peptides for therapeutic applications. The activities of the Company’s two business segments are based on its proprietary technologies. The Proprietary Development segment combines all of the Company’s proprietary research and development of therapeutic compounds. MorphoSys, alone or with partners, develops its proprietary and in-licensed compounds with the option to bring them into partnerships, out-license them or market them in selected regions and therapeutic settings. The development of proprietary technologies is also conducted in this segment. The second business segment, Partnered Discovery, uses MorphoSys’s technologies to make human antibody-based therapeutics on behalf of partners in the pharmaceutical industry. All business activities within the scope of these collaborations are reflected in this segment. MorphoSys AG is located at its registered office in Planegg near Munich. MorphoSys AG’s subsidiary Lanthio Pharma B.V. and its subsidiary LanthioPep B.V. are located in Groningen, the Netherlands. In order to provide the organizational framework for a potential future commercialization of our lead compound MOR208 in the United States, MorphoSys US Inc. was founded in July 2018. The wholly owned subsidiary of MorphoSys AG was established in Princeton, New Jersey, USA. In the future, it is planned to locate the subsidiary in Boston, Massachusetts, USA. MorphoSys AG’s central corporate functions such as accounting, controlling, human resources, legal, patent, purchasing, corporate communications and investor relations, as well as the two segments Proprietary Development and Partnered Discovery, are all located in Planegg. The subsidiaries MorphoSys US Inc., Lanthio Pharma B.V. and its subsidiary LanthioPep B.V., are largely autonomous and independently managed. These subsidiaries generally have their own management and administration, as well as human resources, accounting and business development departments. The subsidiaries Lanthio Pharma B.V. and LanthioPep B.V. have their own research and development laboratories as well. In June 2018, the subsidiary Sloning BioTechnology GmbH, located in Planegg, Germany, was merged into MorphoSys AG.    LEGAL STRUCTURE OF MORPHOSYS: COMPANY MANAGEMENT AND SUPERVISION MorphoSys AG, a German stock corporation listed in the Prime Standard segment of the Frankfurt Stock Exchange as well as on the Nasdaq Global Market, is the parent company of the MorphoSys Group. In accordance with the German Stock Corporation Act, the Company has a dual management structure with the Management Board as the governing body with its four members appointed and overseen by the Supervisory Board. The Supervisory Board is elected by the Annual General Meeting and currently consists of six members. Detailed information concerning the Company’s management and control and its corporate governance principles can be found in the Corporate Governance Report. The Senior Management Group supports the Management Board of the Company. At the end of the reporting year, the Senior Management Group consisted of 24 managers from various departments.

7 Management Report                BUSINESS ACTIVITIES DRUG DEVELOPMENT MorphoSys develops drugs using its own research and development (R&D) and by collaborating with partners from the pharmaceutical and biotechnology industry or with academic institutions. Our core business activity is developing new treatments for patients suffering from serious diseases. We have a very broad pipeline, which comprised a total of 115 therapeutic programs at the end of 2018, 29 of which are in clinical development. The first therapeutic agent based on MorphoSys’s proprietary technology, which was developed by one of our licensees, is approved in the United States, Canada, European Union, Japan and a number of other countries worldwide. Our Proprietary Development programs are critical to our goal of becoming a fully integrated biopharmaceutical company that develops and commercializes its own drugs. We are focusing our development activities on cancer treatments, but also have selected programs in inflammatory diseases. The ability of monoclonal antibodies to bind to specific antigens on tumors or activate the immune system against cancer to unleash a therapeutic effect in patients has led to their dominant role in targeted cancer therapies. According to a report from the IQVIA Institute, global spending on cancer medicines rose to approximately US$ 133 billion in 2017. Overall, the global market for oncology medicines is predicted to reach as much as US$ 200 billion by 2022. Chronic inflammatory and autoimmune diseases affect millions of patients worldwide and impose an enormous social and economic burden. The QuintilesIMS Institute estimates the global market for the treatment of autoimmune diseases will be in the range of US$ 75 billion to US$ 90 billion in the year 2021. MorphoSys’s most advanced Proprietary Development programs are highlighted below in the Research and Development and Business Performance section on page 11 Our clinical stage Partnered Discovery programs are developed entirely under the control of our partners. They comprise not only programs in our core area of oncology, but also in indications where we have not established proprietary expertise. The most advanced Partnered Discovery programs are highlighted below in the Research and Development and Business Performance section on page 20. TECHNOLOGIES MorphoSys has developed a number of technologies that provide direct access to human antibodies for treating diseases, which we utilize for both our Proprietary Development and Partnered Discovery programs. One of the most widely known MorphoSys technologies is HuCAL, which is a collection of billions of fully human antibodies and a system for their optimization. Another fundamental platform is Ylanthia, a large antibody library representing the next generation of antibody technology. Ylanthia is based on an innovative concept for generating highly specific and fully human antibodies. We expect Ylanthia to set a new standard for the pharmaceutical industry’s development of therapeutic antibodies in this decade and beyond. Slonomics is the Company’s patented, fully automated technology for gene synthesis and modification, which is used to generate highly diverse gene libraries in a controlled process to be used, for example, for the improvement of antibody properties. The lanthipeptide technology developed by Lanthio Pharma B.V., a wholly owned MorphoSys subsidiary, is a valuable addition to our existing library of antibodies and opens up new possibilities for discovering potential drugs based on stabilized peptides. The newest addition to the technology portfolio is our proprietary Helix-Turn-Helix (HTH) peptide technology. In contrast to the lanthipeptides that are stabilized by a specific amino acid modification, the HTH peptides are endowed with an inherent stability by their structure.                MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2017

8 Management Report                COMMERCIAL In July 2018, we established a wholly owned subsidiary, MorphoSys US Inc. The subsidiary focuses on building a strong U.S. presence to prepare for the planned commercialization of MOR208 subject to FDA approval.

9 Management Report                FIG. 1: MORPHOSYS’S PRODUCT PIPELINE (DECEMBER 31, 2018)                MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2017

10 Management Report                FIG. 2: ACTIVE CLINICAL STUDIES WITH MORPHOSYS ANTIBODIES (DECEMBER 31)                INFLUENCING FACTORS A political goal of many countries is to provide cost-effective medical care for its citizens as demographic change drives the need for new forms of therapy. Cost-cutting could slow the industry’s development. As part of their austerity measures, governments in Europe, the United States and Asia have tightened their healthcare restrictions and are closely monitoring drug pricing and reimbursement. The regulatory approval processes in the U.S., Europe and elsewhere are lengthy, time-consuming and unpredictable. It typically takes many years from the start of human clinical testing to obtain marketing approval of a drug, which depends upon numerous factors, including the substantial discretion of the regulatory authorities. Approval laws, regulations, policies or the type and amount of information necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. Generic competition, which is already common in the field of small molecule drugs, now poses an increasing challenge to the biotechnology industry due to drug patent expiries. The technological barriers for generic biopharmaceuticals, or biosimilars, are expected to remain high. Nevertheless, many drug manufacturers, particularly those from Europe and Asia, are now entering this market and placing more competitive pressure on established biotechnology companies. In the U.S., the approval of biosimilars as an alternative form of treatment has been very slow; they are, however, gaining more attention because of increasing pressure in the healthcare sector to reduce costs. According to the Allied Market Research information service, the global market for biosimilars will reach US$ 27 billion in 2020. RESEARCH AND DEVELOPMENT AND BUSINESS PERFORMANCE 2018 BUSINESS PERFORMANCE MorphoSys’s business is strongly focused on advancing our therapeutic programs in research and development to benefit patients suffering from serious diseases and to increase MorphoSys’s value. The clinical development of proprietary programs with the goal of advancing them toward regulatory approval and commercialization is our focal point. We strive to gain access to novel disease-specific target molecules, product candidates and innovative technology platforms to advance our Proprietary Development portfolio.

11 Management Report                MorphoSys also continues to participate in the advancements of our partners’ therapeutic programs through success-based milestone payments and royalties. The first antibody based on MorphoSys’s technology has been on the market in the U.S. since mid-2017. The key measures of success of MorphoSys’s research and development include: the initiation of projects and the progress of individual development programs, collaborations and partnerships with other companies to broaden our technology base and pipeline of compounds and to commercialize our therapeutic programs, clinical and preclinical research results, regulatory guidance of health authorities to pursue approval of individual therapeutic programs, robust patent protection to secure MorphoSys’s market position. PROPRIETARY DEVELOPMENT On December 31, 2018, the number of Proprietary Development programs totaled 12, three of which were out-licensed, either fully or for certain regions only. Five of these programs are in clinical development, one is in preclinical development, and six are in the discovery stage. Our Proprietary Development activities are currently focused on the five clinical candidates: MOR208 – an antibody for the treatment of hematological (blood) cancers for which MorphoSys holds exclusive worldwide commercial rights MOR202 – an antibody for the treatment of multiple myeloma and other cancers as well as certain autoimmune diseases for which we have signed a regional licensing agreement with I-Mab Biopharma for development and commercialization in China, Hong Kong, Taiwan and Macao MOR106 – an antibody for the treatment of inflammatory diseases for which MorphoSys and Galapagos entered into an exclusive license agreement with Novartis in July 2018 MOR103/GSK3196165 – an antibody that we have fully out-licensed to GlaxoSmithKline (GSK) and which is currently in clinical development at GSK for the treatment of rheumatoid arthritis MOR107 – a lanthipeptide developed by our subsidiary Lanthio Pharma which is currently in preclinical testing in oncology settings. In addition to the programs listed above, we are pursuing several proprietary programs in earlier-stage research and development, including MOR210, a preclinical antibody that was licensed to I-Mab in November 2018 for China and certain other territories in Asia. MOR208 Overview MOR208 is an investigational monoclonal antibody directed against the target molecule CD19. CD19 is broadly expressed on the surface of B cells, a type of white blood cell. CD19 enhances B cell receptor signaling, an important factor in B cell survival, making CD19 a potential target for the treatment of B cell malignancies, including DLBCL (diffuse large B cell lymphoma) and CLL (chronic lymphocytic leukemia), indications for which MOR208 is being developed. The market research firm Global Data expects the therapeutic market for non-Hodgkin’s lymphoma (NHL), a type of B cell malignancy that includes DLBCL and CLL, to reach approximately US$ 5.5 billion in 2024. Collectively, lymphomas represent approximately 4% of all cancers diagnosed in the United States. NHL is the most prevalent of all lymphoproliferative diseases, with the National Cancer Institute estimating that 74,680 new cases occurred in the United States in 2018. Worldwide, 385,741 new cases per year    MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2017

12 Management Report                were estimated in 2012. DLBCL is the most frequent type of malignant lymphoma worldwide and accounts for approximately one-third of all NHLs globally. First-line treatment of B cell malignancies, including DLBCL, most commonly consists of a combination chemotherapy regimen plus the antibody rituximab (Rituxan®), also referred to commonly as R-CHOP (R, rituximab; CHOP, cyclophosphamide, doxorubicin, vincristine and the corticosteroid prednisone). Yet, despite the therapeutic success of first-line R-CHOP in DLBCL, up to 40% of patients become refractory to or relapse after initial treatment with fast progression of disease. We are developing MOR208 pursuant to a collaboration and license agreement that we entered into in June 2010 with Xencor, Inc. (Xencor), under which Xencor granted us an exclusive worldwide license to MOR208 for all indications. Pursuant to this agreement, except for the phase 1 clinical trial of MOR208 in CLL, which was completed in January 2013, we are responsible for all development and commercialization activities in connection with MOR208. Ongoing clinical trials and clinical data presented There are currently three clinical trials ongoing with MOR208 – L-MIND (phase 2 trial in relapsed/refractory DLBCL (r/r DLBCL)), B-MIND (phase 2/3 trial in r/r DLBCL) and COSMOS (phase 2 trial in r/r CLL and small lymphocytic lymphoma (SLL). The main focus of the current MOR208 development program is on r/r DLBCL. Two of the three ongoing MOR208 clinical studies, namely the L-MIND and B-MIND trials, are being conducted in this indication. Both trials are focusing on r/r DLBCL patients who are not eligible for high-dose chemotherapy (HDCT) and autologous stem cell transplantation (ASCT). The available therapy options for this group of patients are currently very limited, thus we see a high unmet medical need for new treatment alternatives. Important new data from two of our three current studies with MOR208 were presented during 2018. L-MIND is a phase 2 open-label, single-arm trial evaluating MOR208 plus lenalidomide (LEN) in patients with r/r DLBCL who are ineligible for HDCT and ASCT. The study enrolled patients after up to three prior lines of therapy, with at least one prior therapy including an anti-CD20 targeting therapy, such as rituximab (Rituxan®). Updated interim data from the study were presented in December 2018 at the American Society of Hematology (ASH) Annual Meeting. These interim data (cut-off date June 5, 2018) had a median observation time of 12 months, and efficacy results were based on assessment by the investigators for all 81 patients enrolled in the study. Patients enrolled had a median age of 72 years and had received a median of two prior lines of treatment. The data showed a response in 47 out of 81 patients (overall response rate, or ORR, 58%) with complete responses (CR) in 27 (33%) and partial responses (PR) in 20 (25%) patients. The median progression-free survival (mPFS) was 16.2 months (95% confidence interval (CI) 6.3 months – not reached). Responses were durable with a median duration of response (DoR) not reached (95% CI: NR – NR), and 70% of responding patients were without progression at 12 months (12-month DoR rate: 70%, Kaplan-Meier estimate). A significant proportion of patients (37/81; 46%) were still on study treatment at data cut-off, with 19 treated for over 12 months. Median overall survival (OS) was not reached (95% CI: 18.6 months – NR); the 12-month OS rate was 73% (95% CI: 63% – 85%).

13 Management Report                Response rates and median PFS similar to those seen overall were observed in most patient subgroups of interest, including by Ann Arbor stage, or those patients who were primary refractory, refractory to last prior therapy, or refractory to rituximab (Rituxan®). No unexpected toxicities were observed for the treatment combination and no infusion-related reactions (IRRs) were reported for MOR208. The most frequent treatment-emergent adverse events (TEAEs) with a toxicity grading of 3 or higher were neutropenia in 35 (43%), thrombocytopenia in 14 (17%), and anemia in 7 (9%) patients. Treatment-related serious adverse events (SAEs) occurred in 16 (20%) patients, the majority of which were infections or neutropenic fever. Forty-one (51%) patients required dose reduction of LEN; 58 patients (72%) could stay on a daily LEN dose of 20 mg or higher. We are continuing our discussions with the U.S. Food and Drug Administration (FDA) to evaluate possible paths to market, including the possibility of an expedited regulatory submission and potential approval based primarily on the L-MIND study. In October 2017, MOR208, in combination with LEN, was granted U.S. FDA breakthrough therapy designation (BTD) for the treatment of r/r DLBCL patients ineligible for HDCT or ASCT based on preliminary data from the L-MIND study. BTD is intended to expedite development and review of drug candidates, alone or in combination with other drugs. It is granted if preliminary clinical evidence indicates that the drug candidate may provide substantial improvement over existing therapies in the treatment of a serious or life-threatening disease. A key goal of the Company is to work towards the submission of a regulatory filing for MOR208 in r/r DLBCL to the FDA for the U.S. and possibly to EMA for submission of a regulatory filing in Europe, primarily based on data from the L-MIND study. In parallel, the process is underway to conduct and complete data collection for the CMC (chemistry, manufacturing and controls) package required for the regulatory filing and potential market supply thereafter. The purpose of the CMC package is to prove a safe and stable commercial-scale production and manufacturing process of the drug. B-MIND is a phase 2/3 randomized, multi-center trial evaluating MOR208 plus bendamustine compared to rituximab (Rituxan®) plus bendamustine in patients with r/r DLBCL who are ineligible for HDCT and ASCT. This ongoing trial is scheduled to enroll patients in centers across Europe, the Asia/Pacific region and the United States. The study is currently in its phase 3 part. In 2018, recruitment and treatment of patients continued as planned. COSMOS is a phase 2, two-cohort open-label, multi-center study evaluating the preliminary safety and efficacy of MOR208 combined with idelalisib (cohort A) or venetoclax (cohort B) in patients with r/r CLL or SLL previously treated with Bruton’s tyrosine kinase inhibitor (BTKi) ibrutinib. Preliminary safety and efficacy data on all 11 patients enrolled in cohort A (cut-off date: January 29, 2018) were presented at the European Hematological Association (EHA) Annual Congress in June 2018. Patients enrolled had received a median of five prior treatment lines (range: 2-9). Nine out of the 11 patients enrolled (82%) had discontinued prior ibrutinib treatment due to progressive disease and two patients (18%) due to toxicity. The most common TEAEs of grade 3 or higher were hematologic, with neutropenia observed for four patients (36%) and anemia for three patients (27%) being the most common reported events. Eleven treatment-emergent SAEs were reported in five patients (45%), none of them being fatal. All five patients    MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2017

14 Management Report                recovered. Six treatment-related SAEs were reported in three patients (27%). All except one were suspected to be related to idelalisib; the other was assessed as being attributable to both study drugs. According to the preliminary efficacy analysis conducted by the investigators, the ORR was 82%, including one CR (9%) confirmed by bone marrow biopsy and eight PRs (73%). In addition, two patients (18%) showed stable disease (SD). The median observation time at cut-off was 4.2 months. At the time of data cut-off, six patients were still on treatment. One patient with a very good partial response (VGPR) according to response criteria was taken off the study to receive stem cell transplantation. Two previously responding patients had to discontinue the study due to progressive disease. Two patients (one PR, one SD) discontinued due to adverse events. At the ASH Annual Meeting in December 2018, preliminary safety and efficacy data on all 13 patients enrolled into cohort B (cut-off date: October 15, 2018) were presented. Patients enrolled had received a median of three prior treatment lines (range: 1-4). Nine out of the 13 patients enrolled (69%) had discontinued prior ibrutinib treatment due to progressive disease, three patients (23%) due to toxicity and for one patient the reason was unknown (8%). The most common hematological TEAE was neutropenia, observed for six patients (46%). Twelve treatment-emergent SAEs were reported in nine patients (69%), none of them fatal, and all were resolved. According to the preliminary efficacy analysis conducted by the investigators, ten out of 13 patients enrolled showed an objective response (ORR 77%), including three CRs (23%) confirmed by bone marrow biopsy and seven PRs (54%). Three patients discontinued study participation in the first cycle without undergoing a response assessment, two patients thereof due to IRRs and one patient due to withdrawal of informed consent. No patients had progressive disease. Five patients showed minimal residual disease (MRD) negativity, which means that no tumor cells were detectable in the peripheral blood. The median observation time was 8.3 months. At the time of data cut-off, all ten patients who had initially shown a response continued treatment, and one CR confirmation was pending from bone marrow for one patient. MOR202 Overview MOR202 is a recombinant human IgG1 HuCAL monoclonal antibody directed against the target molecule CD38. CD38 is a highly expressed and clinically validated target in multiple myeloma (MM). Scientific research suggests that an anti-CD38 antibody also may have therapeutic activity in solid tumors or autoimmune and other diseases driven by autoantibodies, such as light chain amyloidosis or systemic lupus erythematosus. is a hematological (blood) cancer that develops in the mature plasma cells in the bone marrow. MM is the second most common blood cancer worldwide. Development of MOR202 in MM is currently focused on China, where the patient number has gradually increased in recent years due to an aging population. Yet there are no effective biologics approved in China for this indication, and current therapies have been associated with serious side effects and limited treatment efficacy. We are currently conducting a phase 1/2a trial in MM. During 2018, we announced our decision not to continue development of MOR202 in MM beyond completion of the currently ongoing trial. This is in line with previous announcements that we would not continue to develop MOR202 in MM without having a suitable partner. However, we continue to support our partner I-Mab in the development of MOR202 with the aim to gain approval in MM for the greater Chinese market as planned.

15 Management Report                Also during 2018, we made the decision not to start clinical development of MOR202 in NSCLC as we had originally planned. This was due to Genmab and Janssen discontinuing a clinical study of the anti-CD38 antibody daratumumab in combination with a checkpoint inhibitor for the treatment of NSCLC based on an analysis of interim clinical data and serious safety findings. We are continuing to evaluate the development of MOR202 in other indications outside of cancer, including certain autoimmune diseases. Regional agreement with I-Mab Biopharma We have an exclusive regional licensing agreement for MOR202 with I-Mab Biopharma. Under the terms of the agreement signed in November 2017, I-Mab has the exclusive rights to develop and commercialize MOR202 in China, Taiwan, Hong Kong and Macao. At the signing, MorphoSys received an immediate upfront payment of US$ 20 million. We are also entitled to receive additional success-based clinical and commercial milestone payments from I-Mab of up to US$ 100 million, as well as tiered double-digit royalties on net sales of MOR202 in the agreed regions. In August 2018, we announced that I-Mab had submitted an investigational new drug (IND) application to the Chinese authorities for MOR202 (called TJ202 by I-Mab) for the treatment of MM. Clinical data presented Data from our phase 1/2a study in MM were presented in December 2018 at the ASH Annual Meeting. The data were based on the most recent data cut-off after the primary analysis of the study in r/r MM. The dose escalation trial comprises three arms: MOR202, MOR202 in combination with the immunomodulatory drug (IMiD) lenalidomide (LEN), and MOR202 in combination with the IMiD pomalidomide (POM), in each case with low-dose dexamethasone (DEX). In total, 56 patients were evaluable for safety and efficacy analysis in the clinically relevant dose cohorts of MOR202 (4 mg/kg, 8 mg/kg, 16 mg/kg) by the time of the data cut-off on October 16, 2018. At data cut-off, 10 patients remained in the study. Of the 56 evaluable patients, 18 received MOR202 plus DEX, 21 received the combination of MOR202 and POM/DEX, and 17 received MOR202 plus LEN/DEX. MOR202 was given as a two-hour infusion up to the highest dose of 16 mg/kg. IRRs occurred in 7% of patients in the clinically relevant dose cohorts of MOR202 and were limited to grades 1 or 2. Further, the infusion time could be shortened to 30 minutes in the majority of patients still on study treatment at the data cut-off date. The most frequent adverse events of grade 3 or higher were neutropenia, lymphopenia and leukopenia in 52%, 52% and 39% of patients, respectively. No unexpected safety signals were observed. Patients treated with MOR202 in combination with LEN/DEX had a median of two prior treatment lines, 59% being refractory to at least one prior therapy. Median PFS was not yet reached. With five of the 17 patients in this cohort still on study at data cut-off, the median time on study was 11.8 months. An objective response was observed in 11 out of 17 patients (65%), with two CRs, two VGPRs and seven PRs. Patients receiving MOR202 with POM/DEX, had a median of three prior treatment lines, and all were refractory to prior LEN therapy. Median PFS was 15.9 months. With five out of 21 patients in this cohort still on study at data cut-off, the median time on study was 13.4 months. An objective response was observed in ten out of 21 patients (48%), with two patients achieving a CR, six patients with a VGPR and two PRs.    MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2017

16 Management Report                Patients treated with MOR202 plus DEX had a median of three prior treatment regimens, with 67% being refractory to any prior therapy. Median PFS in this cohort was 8.4 months. All patients had discontinued the study before data cut-off; follow-up for this cohort is therefore completed. An objective response was observed in five out of 18 patients (28%); median time on study was 3.8 months. MOR106 is an investigational fully human IgG1 monoclonal antibody derived from our Ylanthia library and designed to selectively target IL-17C. MOR106 came from the strategic discovery and co-development alliance between Galapagos and MorphoSys, in which both companies contributed their core technologies and expertise. It is the first publicly disclosed monoclonal antibody targeting IL-17C in clinical development worldwide. In preclinical studies, MOR106 has been shown to inhibit the binding of IL-17C to its receptor, thus abolishing its biological activity. Results from rodent inflammatory skin models of atopic dermatitis (AD) and psoriasis support clinical development of MOR106 for the treatment of inflammatory diseases. In July 2018, we announced with Galapagos that we had entered into a worldwide exclusive development and commercialization agreement with Novartis Pharma AG (Novartis) for MOR106. AD, the most severe and common type of eczema, is a chronic relapsing inflammatory skin disease that causes severe itch, dry skin and rashes, predominantly on the face, inner side of the elbows and knees, and on hands and feet. Scratching of the affected skin leads to a vicious cycle causing redness, swelling, cracking, scaling of the skin and an increased risk of bacterial infections. Lichenification, thickening of the skin, is characteristic in older children and adults. The National Eczema Association estimates that AD affects over 30 million Americans, and up to 25% of children and 2-3% of adults. As many as 50% of AD patients are diagnosed in the first year of life, and 85% of patients have a disease onset before age five. Symptoms commonly fade during childhood; however, up to 30% of the patients will suffer from AD for life. A smaller percentage first develops symptoms as adults. Worldwide exclusive development and commercialization agreement with Novartis Our agreement with Novartis was announced in July 2018, and received U.S. anti-trust clearance in September 2018. Under the terms of the agreement, the parties (Galapagos, MorphoSys, Novartis) will cooperate to execute and broaden the existing development plan for MOR106 in AD. Novartis holds exclusive rights for commercialization of any products resulting from the agreement. All current and future research, development, manufacturing and commercialization costs for MOR106 will be covered by Novartis. This includes the ongoing phase 2 IGUANA trial in AD patients, as well as the phase 1 bridging study to evaluate the safety and efficacy of a subcutaneous formulation of MOR106 in healthy volunteers and AD patients. MorphoSys and Galapagos will conduct additional trials to support development of MOR106 in AD. Under the terms of the agreement, Novartis will also explore the potential of MOR106 in indications beyond AD. In addition to the funding of the current and future MOR106 program by Novartis, MorphoSys and Galapagos jointly received an upfront payment of EUR 95 million. Pending achievement of certain developmental, regulatory, commercial and sales-based milestones, MorphoSys and Galapagos are jointly eligible to receive significant milestone payments, potentially amounting to up to approximately EUR 850 million, in addition to tiered royalties on net commercial sales in the low-teens to low-twenties percent. Under the terms of their agreement from 2008, Galapagos and MorphoSys share all payments equally (50/50).

17 Management Report                Clinical data presented In February 2018, more detailed clinical results from a phase 1 trial with MOR106 in patients with moderate to severe AD were presented at the American Academy of Dermatology (AAD) conference after initial study data were reported in September 2017. MOR106 showed first signs of activity as well as durable responses and was generally well tolerated in patients with AD. This randomized, double-blind, placebo-controlled phase 1 trial evaluated single ascending doses (SAD) of MOR106 in healthy volunteers and multiple ascending doses (MAD) in patients with moderate-to-severe AD. In the MAD part, 25 patients received four infusions once-weekly of either MOR106 (at the doses of 1, 3 and 10 mg/kg body weight) or placebo in a 3:1 ratio. Patients were followed for 10 weeks after the end of the treatment period. In the MAD part of the study, all adverse drug reactions observed were mild to moderate and transient in nature. No SAEs and no IRRs were recorded. MOR106 exhibited a favorable pharmacokinetic (PK) profile with dose-dependent exposure. At the highest dose level of MOR106 (10 mg/kg body weight), in 83% of patients (5/6) an improvement of at least 50% in signs and extent of AD, as measured by the Eczema Area and Severity Index (EASI)-50, was recorded at week 4. The onset of activity occurred within two to four weeks, depending on the dose administered. Pooled data across all dose cohorts showed that patients treated with MOR106 achieved an EASI improvement compared to baseline of 58%, 62%, 72% and 64% at week 4, 8, 12 and 14, respectively. For patients receiving placebo, the EASI improvement was 32%, 40%, 38% and 50%, respectively. Clinical trials initiated IGUANA phase 2 study in AD: In May 2018, we announced with Galapagos that the first patient had been enrolled in IGUANA, a phase 2 study of MOR106 in patients with AD. The placebo-controlled, double-blind study will evaluate the efficacy, safety and PK of MOR106. At least 180 patients with moderate-to-severe AD are planned to be treated over a 12-week period with one of three different doses of intravenously (iv) administered MOR106 (1, 3 or 10 mg/kg) or placebo using two different dosing regimens in multiple centers across Europe. Dosing at two- or four-week intervals will be evaluated over the 12-week treatment period, followed by a 16-week observation period. The primary objective will be assessed by the percentage change from baseline in EASI score at week 12. Phase 1 bridging study. In September 2018, we announced with Galapagos the initiation of a phase 1 bridging study testing a subcutaneous (sc) formulation of MOR106. This bridging study is a parallel-design phase 1 clinical trial being conducted in two parts. Part 1 is a single center, randomized, open-label study in healthy volunteers who will be treated with different single-dose levels of MOR106 administered subcutaneously or intravenously. Part 2 is a multiple-center, randomized, placebo-controlled, multiple-dose study in patients with moderate to severe AD who will be treated subcutaneously for 12 weeks. Safety and tolerability, PK and occurrence of anti-drug-antibodies after administration of MOR106 will be assessed as endpoints. In addition, the efficacy of MOR106 will be explored in subjects with moderate-to-severe AD. MOR103 /GS K319 6165 Overview MOR103/GSK3196165 is a fully human HuCAL antibody directed against the granulocyte-macrophage colony-stimulating factor (GM-CSF). Due to its diverse functions in the immune system, GM-CSF can be considered a target for a broad spectrum of anti-inflammatory therapies, such as rheumatoid arthritis                MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2017

18 Management Report                (RA), a chronic inflammatory disorder that affects the lining of joints, causing a painful swelling that can eventually result in bone erosion and joint deformity. The overall market for RA drugs is growing steadily, and GBI Research expects it will reach US$ 19 billion in the year 2020. MorphoSys estimates that MOR103/GSK3196165 has the potential to be the first marketed anti-GM-CSF antibody in RA. We discovered and advanced MOR103/GSK3196165 into clinical development, before out-licensing it to GlaxoSmithKline (GSK) in 2013. GSK is now developing the antibody independently for RA and bears all of the related costs. MorphoSys participates in the program’s development and commercialization through milestone payments up to a total of € 423 million and through tiered, double-digit royalties on net sales. In 2013, MorphoSys received an upfront payment of € 22.5 million. Clinical data presented GSK conducted a phase 2b study in patients with RA and a phase 2a study in patients with inflammatory hand osteoarthritis (OA). The corresponding study data were presented at the 2018 American College of Rheumatology (ACR) Annual Meeting in October 2018. GSK has announced that it does not intend to pursue further development in hand osteoarthritis. Furthermore, results from the phase 2 dose-ranging study of MOR103/GSK3196165 in patients with moderate-to-severe RA who have an inadequate response to methotrexate (MTX) were presented at the ACR Annual Meeting in October 2018. The primary objective of this double-blind, placebo-controlled, dose-ranging study was to assess the efficacy of MOR103/GSK3196165 in adult patients with active, moderate-to-severe RA. A total of 222 patients were randomized equally to receive placebo or MOR103/GSK3196165 (37 patients per arm) at doses of 22.5 mg, 45 mg, 90 mg, 135 mg or 180 mg, starting with an induction regimen of five weekly subcutaneous injections followed by every other week (EOW) injections until week 50. Study results from the 180 mg dose arm of MOR103/GSK3196165 were as follows: Efficacy was shown in the majority of patients, as measured by a Disease Activity Score taking into account the C-reactive protein, (DAS28(CRP)) of less than 2.6 at week 24 (the primary endpoint of the study), although this did not reach statistical significance (week 24: 16% for MOR103/GSK3196165 180 mg vs 3% for placebo, p=0.134). For DAS28(CRP) change from baseline, there was a rapid onset of efficacy, as early as week 1, for all doses of MOR103/GSK3196165 above 22.5 mg. This improvement continued throughout the weekly dosing phase and was statistically significant at week 12 (-1.27 difference for MOR103/GSK3196165 180 mg from placebo, 95% CI: -1.91, -0.63; p<0.001). An improvement in efficacy was maintained through the EOW dosing phase and was statistically significant at week 24 (DAS28(CRP): -1.82 difference for MOR103/GSK3196165 180mg from placebo, 95% CI: -2.05, -0.23; p<0.001). Major secondary endpoints including a number of traditional measures to assess the efficacy of MOR103/GSK3196165 were also improved in line with the DAS28(CRP) reduction. The magnitude of

19 Management Report                improvement in patient-based measures (swollen and tender joint counts, pain and clinical disease activity index (CDAI)) was particularly marked. The safety profile of MOR103/GSK3196165 was similar to that reported in previous studies. All doses of MOR103/GSK3196165 were well tolerated, and adverse events (AEs), including SAEs, were reported similarly across treatment groups. The percentage of patients experiencing any AE or SAE respectively, was 49% and 0% for placebo, 51% and 5% for 22.5 mg MOR103/GSK3196165, 65% and 3% for 45 mg MOR103/GSK3196165, 59% and 5% for 90 mg MOR103/GSK3196165, 51% and 3% for 135 mg MOR103/GSK3196165, and 65% and 0% for 180 mg MOR103/GSK3196165. There were no treatment-limiting safety findings including serious infections, injection site reactions, or laboratory abnormalities, all of which were closely monitored throughout the study. No pulmonary toxicity, including pulmonary alveolar proteinosis, was observed. In another phase 2a mechanistic 12-week study with 180 mg MOR103/GSK3196165 presented at the same meeting, a similar clinical efficacy profile with, in addition, synovitis reduction, was observed in patients with RA. MOR107 Lanthipeptides are a class of modified peptides that have been engineered for improved stability and selectivity. MOR107 is based on the proprietary technology platform of our Dutch subsidiary Lanthio Pharma B.V. This compound has demonstrated angiotensin II type 2 (AT2) receptor-dependent activity in preclinical in vivo studies and may have the potential to treat a variety of diseases. After we had successfully completed a first-in-human phase 1 study in healthy volunteers in 2017, we continued our preclinical investigations with MOR107 during 2018, focusing on oncology indications. In the fourth quarter of 2018, updated study data led to the need for further studies, and the existing development plan was adjusted accordingly. This resulted in the expectation of a delayed market entry and a delay in the occurrence of future cash flows compared to previous assumptions, which led to an impairment. Further details can be found in the Notes (Item 5.7.5). MOR210 Overview MOR210 is a human antibody directed against C5aR derived from our HuCAL technology. C5aR, the receptor of the complement factor C5a, is being investigated as a potential new drug target in the field of immuno-oncology and autoimmune diseases. Tumors have been shown to produce high amounts of C5a which, by recruiting and activating myeloid-derived suppressor cells (MDSCs), is assumed to contribute to an immune-suppressive pro-tumorigenic microenvironment. MOR210 is intended to block the interaction between C5a and its receptor, thereby being expected to neutralize the immune-suppressive function of the MDSCs and to enable immune cells to attack the tumor. MOR210 is currently in preclinical development. Regional agreement with I-Mab Biopharma In November 2018, we announced that we had entered into an exclusive strategic collaboration and regional licensing agreement for MOR210 with I-Mab Biopharma. Under the agreement, I-Mab has exclusive rights to develop and commercialize MOR210 in China, Hong Kong, Macao, Taiwan and South Korea, while we retain rights in the rest of the world. The agreement deepens our existing partnership with I-Mab, building upon the ongoing collaboration for MOR202.                MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2017

20 Management Report                Under the terms of the agreement, I-Mab will exercise its exclusive license rights for development and commercialization of MOR210 in its territories. With our support, I-Mab will perform and fund all global development activities for MOR210, including clinical trials in China and the U.S., towards clinical proof-of-concept (PoC) in oncology. We received an upfront payment of US$ 3.5 million from I-Mab and are eligible to receive development and commercial milestone payments of up to US$ 101.5 million, as well as tiered, mid-single-digit royalties on net sales of MOR210 in I-Mab’s territories. In return for the execution of a successful clinical PoC study, I-Mab is eligible to receive low-single-digit royalties on net sales generated with MOR210 outside its territories and a tiered percentage of sub-licensing revenue. PARTNERED DISCOVERY At the end of 2018, we had one Partnered Discovery program on the market, 24 in clinical development, 24 partnered product candidates in preclinical development and 55 in discovery. Below, we highlight our most advanced programs and a recently expanded strategic alliance. Guselkumab (Tremfya®) – a HuCAL antibody targeting IL-23 that is being developed and commercialized by our partner Janssen in plaque psoriasis and other indications. Guselkumab (Tremfya®) is approved in the United States, Canada, European Union, Japan and a number of other countries worldwide. Gantenerumab – a HuCAL antibody targeting amyloid beta that is in phase 3 clinical testing by our partner Roche for the treatment of Alzheimer’s disease. Other programs – in addition to the two programs above, we have a large number of programs in various stages of research and development from our partnerships with major pharmaceutical companies. LEO Pharma – we have a strategic alliance with LEO Pharma for the discovery and development of therapeutic antibodies for the treatment of skin diseases. This agreement was expanded in 2018 to include peptides. GUSELKUMAB (TREMFYA® ) Overview Guselkumab (Tremfya®) is a human HuCAL antibody targeting IL-23 that is being developed and commercialized by Janssen. It is the first commercial product based on our proprietary technology. It is approved in the United States, Canada, the European Union and several other countries for the treatment of moderate-to-severe plaque psoriasis and in Japan for the treatment of various forms of psoriasis, psoriatic arthritis and palmoplantar pustulosis. IL-23 is a pro-inflammatory protein which has been identified as a cytokine in autoimmune diseases and is found in the skin of patients with psoriasis and other inflammatory diseases. It is therefore considered to be a potential treatment target for inflammatory diseases. The antibody binds to the so-called p19 subunit unique to IL-23. Antibodies that bind to IL-23’s p40 subunit will also neutralize IL-12 and are therefore less specific. Guselkumab (Tremfya®) is the first approved antibody binding the p19 subunit of IL-23. Psoriasis is a chronic, autoimmune inflammatory disorder of the skin characterized by abnormal itching and physically painful skin areas. It is estimated that about 125 million people worldwide have psoriasis, with approximately 25% suffering from cases that are considered moderate to severe. The independent market experts Transparency Market Research forecast the market for psoriasis to grow from € 7.5 billion in 2014 to € 12 billion in the year 2024.

21 Management Report                In addition to plaque psoriasis, Janssen is developing guselkumab (Tremfya®) for the treatment of Crohn’s disease, pediatric psoriasis, psoriatic arthritis, palmar/plantar pustulosis and a few other indications. MorphoSys receives royalties on net sales of guselkumab (Tremfya®) and is eligible to receive milestone payments for selected future development activities. Additional marketing approvals received Building on the first approvals for guselkumab (Tremfya®), which occurred in 2017 in the U.S., Europe and Canada, during 2018 Janssen received marketing approvals in several additional countries as follows: Australia: In April 2018, Janssen’s country subsidiary reported that guselkumab (Tremfya®) had been approved for the treatment of adults living with moderate-to-severe plaque psoriasis in Australia. Brazil: In April 2018, Janssen’s country subsidiary reported that guselkumab (Tremfya®) had been approved for the treatment of adults living with moderate-to-severe plaque psoriasis in Brazil. Japan: In April 2018, we announced that Janssen had reported that guselkumab (Tremfya®) had received marketing approval in Japan for the treatment of three forms of psoriasis (plaque, pustular and erythrodermic psoriasis) and psoriatic arthritis in patients with moderate-to-severe disease for whom other existing treatments have failed. Additionally, in November 2018, Janssen reported that guselkumab (Tremfya®) had been approved in Japan for the treatment of patients with palmoplantar pustulosis who are not responding to, or are refractory to, existing treatments. Palmoplantar pustulosis is a debilitating, chronic skin disease that causes pustules and inflammation to appear mainly on the palms of the hands and soles of the feet, greatly affecting patients’ quality of life. According to a press release issued by Janssen on November 21, 2018, guselkumab (Tremfya®) was the first and only biologic treatment available for the estimated 130,000 patients living with palmoplantar pustulosis in Japan. South Korea: In April 2018, we announced that an affiliate of Janssen reported that guselkumab (Tremfya®) had been approved for the treatment of moderate-to-severe adult plaque psoriasis requiring phototherapy or systemic therapies in South Korea. New clinical trials initiated Crohn’s disease pivotal clinical program: In July 2018, we announced that Janssen had initiated a pivotal phase 2/3 clinical program to evaluate the efficacy and safety of guselkumab (Tremfya®) in the treatment of patients with moderate to severely active Crohn’s disease, a type of inflammatory bowel disease affecting any part of the gastrointestinal tract. Expected to enroll approximately 2,000 patients, the program, which is named GALAXI, consists of three separate studies: a phase 2 study (GALAXI 1), followed by two phase 3 studies (GALAXI 2 and GALAXI 3). In connection with the start of the GALAXI program, we received two milestone payments from Janssen; the financial details were not disclosed. Phase 3 trial in pediatric plaque psoriasis patients: In September 2018, we announced that Janssen had initiated a phase 3 clinical trial of guselkumab (Tremfya®) in pediatric patients suffering from chronic plaque psoriasis, the most common form of psoriasis. According to clinicaltrials.gov, the trial, PROTOSTAR, is expected to enroll approximately 125 children between 6 and 18 years of age with plaque psoriasis,                MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2017

22 Management Report                and will evaluate the safety, efficacy, and pharmacokinetics of guselkumab (Tremfya®) against etanercept and placebo. Phase 2 trial in hidradenitis suppurativa (HS): In October 2018, we announced that Janssen had initiated a phase 2 clinical study of guselkumab (Tremfya®) in patients with moderate-to-severe HS, a chronic skin disease also known as acne inversa. According to clinicaltrials.gov, the randomized, double-blind study, NOVA, is expected to enroll approximately 180 adult patients with moderate-to-severe HS and will evaluate the efficacy, safety and tolerability of guselkumab (Tremfya®) against placebo. Phase 2a trial in ulcerative colitis (UC): In January 2019, we announced that Janssen had initiated a proof-of-concept phase 2a clinical trial in patients with moderately to severely active UC, a chronic inflammatory bowel disease. According to clinicaltrials.gov, this randomized, double-blind study will evaluate the efficacy and safety of guselkumab (Tremfya®) in combination with golimumab compared to guselkumab (Tremfya®) or golimumab monotherapy in approximately 210 patients with moderately to severely active UC. New long-term data presented in plaque psoriasis During 2018, our partner Janssen announced the presentation of new long-term data in patients with plaque psoriasis. In October 2018, Janssen announced new long-term data from the open-label period of the phase 3 VOYAGE 1 clinical trial that demonstrated stably maintained rates of skin clearance with guselkumab (Tremfya®) treatment at week 52 and week 156 among adult patients with moderate-to-severe plaque psoriasis. According to a press release issued by Janssen, the findings, presented at the 37th Fall Clinical Dermatology Conference in Las Vegas, Nevada/USA, showed that nearly 83% of patients receiving guselkumab (Tremfya®) in the VOYAGE 1 study maintained at least a 90% improvement in the Psoriasis Area Severity Index (PASI 90) response, or near-complete skin clearance, and an Investigator’s Global Assessment (IGA) score of cleared (0) or minimal disease (1) at week 156. According to Janssen, 96.4% of patients treated with guselkumab (Tremfya®) achieved a PASI 75 score at week 156. Furthermore, 53.1 % of patients achieved an IGA score of 0 and 50.8% of patients achieved a PASI 100 response. This measure represents skin completely cleared of psoriasis plaques (except for residual discoloration). According to Janssen, of the 494 patients in the treatment groups receiving guselkumab (Tremfya®) in the study, the percentage of patients reporting AEs, SAEs, infections and serious infections through week 156 were 86.2%, 13.4%, 67.8% and 2.2%, respectively, consistent with data from earlier read-outs from the study. No cases of active tuberculosis, opportunistic infections or serious hypersensitivity reactions were reported among guselkumab (Tremfya®)-treated subjects. In September 2018, Janssen announced new data that showed clinically relevant improvements in long-term patient-reported outcomes (PRO) in patients with plaque psoriasis switched to guselkumab (Tremfya®) after an initial inadequate response to adalimumab (Humira®). These long-term findings from Janssen’s phase 3 clinical trial programs – VOYAGE 1 and 2 – in patients with moderate-to-severe plaque psoriasis were part of six abstracts presented at the European Academy of Dermatology and Venereology (EADV) 2018 Congress.

23 Management Report                According to Janssen’s press release, study findings showed that a switch to guselkumab (Tremfya®) at week 28, after an inadequate response to adalimumab (Humira®), led to a sustained improvement in PROs in both PSSD and DLQI (Dermatology Life Quality Index) scores at week 100. The proportions of patients with PSSD symptom and signs scores of 0 (i.e. no patient-reported symptoms or signs of psoriasis) increased from 4.2% and 1.1%, respectively, at week 28, to 32.6% and 18.0% at week 100. The proportion of patients with a DLQI score of 0 or 1 (i.e. no impact on patient quality of life) increased from 14.4% at week 28 to 65.3% at week 100, showing consistent improvement and impact on patient well-being after switching to guselkumab (Tremfya®). In February 2018, Janssen announced the presentation of data from the phase 3 VOYAGE 2 trial at the 2018 American Academy of Dermatology (AAD) Annual Meeting. The data showed that a vast majority of patients with moderate to severe plaque psoriasis receiving guselkumab (Tremfya®) who achieved at least 90 percent improvement in the Psoriasis Area and Severity Index (PASI 90) at week 28, maintained a PASI 90 response with continuous treatment through week 72. Findings from the study also demonstrated that a vast majority of patients originally randomized to guselkumab (Tremfya®), but withdrawn from treatment at week 28, regained a PASI 90 response within six months of initiating guselkumab (Tremfya®) re-treatment. Results from the trial demonstrated that among patients who achieved PASI 90 response at week 28 with guselkumab (Tremfya®), 86% who continued receiving guselkumab (Tremfya®) maintained a PASI 90 response through week 72, while only 11.5% of patients who were withdrawn from treatment maintained PASI 90 response. Of 173 patients who lost PASI 90 response after withdrawal from guselkumab (Tremfya®), 87.6% recaptured PASI 90 response six months following re-treatment. No new safety signals were observed with continuous treatment or re-treatment therapy with guselkumab (Tremfya®) through week 100. Guselkumab (Tremfya®) data from eight additional abstracts were also presented at the AAD Annual Meeting, including an oral presentation of a pooled analysis from the phase 3 VOYAGE 1 and 2 trials evaluating consistency of response by weight across subgroups of patients through week 24. The phase 3 VOYAGE 2 trial was a randomized, double-blind, placebo- and active-comparator-controlled study designed to evaluate the safety and efficacy of guselkumab (Tremfya®) compared with placebo and adalimumab (Humira®) and of guselkumab (Tremfya®) maintenance therapy compared with withdrawal of therapy in adult patients with moderate to severe plaque psoriasis. Patients (n=992) were randomized to receive subcutaneous (SC) injections of guselkumab (Tremfya®) 100 mg at weeks 0, 4, 12 and 20; placebo at weeks 0, 4, and 12 with crossover to guselkumab (Tremfya®) at weeks 16 and 20 or adalimumab (Humira®) 80 mg at week 0, followed by 40 mg at week 1 and every two weeks through week 23. Patients initially randomized to receive guselkumab (Tremfya®) who achieved a PASI 90 response (n=375) at week were re-randomized to either continued treatment with guselkumab (Tremfya®) (n=193) or withdrawal to placebo (n=182) with re-treatment upon a 50% or greater loss of PASI improvement at week 28 or week if re-treatment criteria were not met. In December 2018, Janssen announced results from the ECLIPSE study demonstrating that guselkumab (Tremfya®) was superior to secukinumab (Cosentyx®) in treating adults with moderate to severe plaque psoriasis for the primary endpoint assessed at week 48. The data were presented at the 3rd Inflammatory Skin Disease Summit. The phase 3, multicenter, randomized, double-blind, active comparator trial was designed to evaluate the efficacy and safety of guselkumab (Tremfya®) compared with secukinumab (Cosentyx®) in adult patients with moderate to severe plaque psoriasis. Patients (n=1,048) were    MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2017

24 Management Report                randomized to receive 100 mg of guselkumab (Tremfya®) administered by subcutaneous injection at weeks 0, 4 and 12, followed by eight-week dosing; or 300 mg of secukinumab (Cosentyx®) administered by two subcutaneous injections of 150 mg at weeks 0, 1, 2, 3 and 4, followed by 4-week dosing. The primary endpoint of the study was the proportion of patients achieving a PASI 90 response at week 48. Secondary endpoints were assessed at weeks 12 and 48, with safety monitoring through week 56. Data from the study demonstrated that 84.5% of patients treated with guselkumab (Tremfya®) achieved at least 90% improvement in their baseline PASI score at week 48, compared with 70.0% of patients treated with secukinumab (Cosentyx®) (p<0.001). These data, according to Janssen, marked the first-ever results from head-to-head study comparing an interleukin (IL)-23-targeted biologic therapy (guselkumab (Tremfya®)) with an IL-17 inhibitor (secukinumab (Cosentyx®)). ECLIPSE incorporated six major secondary endpoints that used a fixed statistical sequence procedure to control for multiple comparisons and included both shorter and longer-term analyses. Guselkumab (Tremfya®) demonstrated non-inferiority to secukinumab (Cosentyx®) in the first major secondary endpoint, with 84.6% of patients on guselkumab (Tremfya®) achieving a PASI 75 response at both weeks 12 and 48 vs. 80.2% of those on secukinumab (Cosentyx®) (p<0.001). However, it did not demonstrate superiority (p=0.062). Because superiority was not demonstrated for the first major secondary endpoint, p-values for all the subsequent major secondary endpoints were considered nominal. Three of the remaining major secondary endpoints evaluated efficacy at week 48, including achievement of a PASI 100 response and Investigator’s Global Assessment (IGA) scores of 0 (cleared), or 0 or 1 (cleared or minimal disease). At week 48, 58.2% of patients receiving guselkumab (Tremfya®) achieved a PASI 100 response, compared with 48.4% of patients receiving secukinumab (Cosentyx®); 62.2% of patients receiving guselkumab (Tremfya®) achieved an IGA score of 0 compared to 50.4% of patients receiving secukinumab (Cosentyx®); and 85.0% of patients receiving guselkumab (Tremfya®) achieved an IGA score of 0 or 1 compared to 74.9% of patients receiving secukinumab (Cosentyx®) (all comparisons with nominal p≤ 0.001). The remaining major secondary endpoints assessed non-inferiority of guselkumab (Tremfya®) versus secukinumab (Cosentyx®) at week 12. The percentage of patients achieving a PASI 75 response at week was 89.3% for guselkumab (Tremfya®) and 91.6% for secukinumab (Cosentyx®) (p<0.001 for non-inferiority); the percentage of patients achieving a PASI 90 response at week 12 was 69.1% for guselkumab (Tremfya®) and 76.1% for secukinumab (Cosentyx®) (p=0.127 for non-inferiority). Through week 44, 27 patients (5.1%) randomized to the guselkumab (Tremfya®) arm discontinued treatment compared with 48 patients (9.3%) randomized to the secukinumab (Cosentyx®) arm. The safety profiles observed for guselkumab (Tremfya®) and secukinumab (Cosentyx®) in ECLIPSE were consistent with the known safety profiles seen in the respective registration trials and current prescribing information. Similar percentages of patients receiving guselkumab (Tremfya®) (77.9%), and secukinumab (Cosentyx®) (81.6%) reported at least one adverse event (AE). Serious AEs were reported in 6.2% of patients receiving guselkumab (Tremfya®) and 7.2% of patients receiving secukinumab (Cosentyx®). Serious infections occurred in six patients receiving guselkumab (Tremfya®) and five patients receiving secukinumab (Cosentyx®).

25 Management Report                GANTEN ERUMAB Overview Gantenerumab is a HuCAL antibody targeting amyloid beta that is being developed by our partner Roche as a potential treatment for Alzheimer’s disease. Amyloid beta denotes a group of peptides that are centrally involved in Alzheimer’s disease as the main component of the amyloid plaques found in the brains of Alzheimer patients. Gantenerumab binds to the N-terminus and a section in the middle of the amyloid beta peptide. On binding, the antibody seems to neutralize and disrupt the formation of amyloid plaque and amyloid oligomers and may also lead to its clearance by recruitment of microglial cells. In phase 1 clinical trials, gantenerumab has been shown to reduce brain amyloid in mild-to-moderate Alzheimer’s disease patients. Gantenerumab is being investigated in several clinical studies to see if there is a positive effect from intervening at an early stage in the disease’s progression. There are currently no drugs available that fundamentally improve the course of Alzheimer’s disease. However, the anti-amyloid beta antibody aducanumab from Biogen Inc., that has been tested in a first-in-human phase 1 study in 2015, showed a substantial clearance of amyloid beta deposition in the brain as determined by Positron Emission Photograpy (PET) and a slowing of the cognitive decline of the patients. Aducanumab is currently in a phase 1 trial, a phase 2 trial and two phase 3 studies to evaluate its efficacy in slowing cognitive and functional impairment in patients with prodromal, mild or early Alzheimer’s disease, respectively. The market research and consulting firm GlobalData has indicated that the global market for Alzheimer’s disease treatment is expected to grow at double-digit rates each year from US$2.9 billion in 2016 to an estimated US$14.8 billion by 2026. According to the Alzheimer’s Association, 5.7 million Americans are living with Alzheimer’s disease, and that figure is projected to increase to nearly 14 million by 2050. Alzheimer’s disease is the sixth leading cause of death in the U.S. New clinical data presented In March 2018, data were presented in which gantenerumab was evaluated at considerably higher doses in an open label extension (OLE) study than previously tested. The data were presented at the Alzheimer’s and Parkinson’s disease conference AAT-AD/PDTM Focus Meeting 2018. The data assessed the clinical effects of higher doses of gantenerumab measured by amyloid beta reduction in the brain. Eighty-one patients with prodromal to mild Alzheimer’s disease were enrolled in the OLE study parts and received higher doses of up to 1,200 mg of gantenerumab subcutaneously every 4 weeks. The dose increase, from starting levels of 105 mg or 225 mg of gantenerumab to up to 1,200 mg, was administered using different titration schemes with the goal of controlling potential safety findings due to the increased doses. Fifty-one patients had a brain positron emission tomography (PET) scan to determine amyloid plaques at week 52. According to the data presented, patients who received higher doses of gantenerumab showed a greater and consistent amyloid reduction compared to patients who received lower dosing (105 mg or 225 mg). At week 52, approximately one-third of the high-dose patients had amyloid levels below the threshold that classifies a patient as amyloid beta positive. A review of the data in the OLE studies did not reveal any new or unexpected safety findings of the higher doses for this patient population. As reported previously (Klein et al., 2017, CTAD presentation), increased doses of gantenerumab led to an increase of amyloid-related imaging abnormalities (ARIA), which, however, remained manageable with the implemented dosing titration scheme. In the higher doses of up to 1,200 mg, severity and seriousness of adverse events were comparable to the lower doses (105 mg or 225 mg) applied in the previous studies.                MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2017

26 Management Report                New phase 3 program initiated in Alzheimer’s disease In June 2018, we announced that our partner Roche had initiated a new phase 3 development program in patients with Alzheimer’s disease. The program consists of two phase 3 trials – GRADUATE-1 and GRADUATE-2 – which are expected to enroll approximately 1,520 patients in up to 350 study centers in 31 countries worldwide. The two multicenter, randomized, double-blind, placebo-controlled trials will assess the efficacy and safety of gantenerumab in patients with early (prodromal to mild) Alzheimer’s disease. The primary endpoint for both trials is the assessment of signs and symptoms of dementia, measured as the clinical dementia rating-sum of boxes (CDR-SOB) score, determined as the change of status from baseline to week 104. Patients are to receive a significantly higher dose of gantenerumab than in Roche’s previous trials as a subcutaneous injection with titration up to the target dose. OTHER PROGRAMS In June 2018, our partner Bayer brought a new compound based on MorphoSys’s HuCAL technology into clinical development. BAY2287411 is a thorium-227 radiolabeled antibody conjugate directed against the target molecule mesothelin. In a phase 1 clinical trial, BAY2287411 is being tested for the first time in patients with solid tumors known to express mesothelin in order to evaluate the safety, tolerability, pharmacokinetics and anti-tumor activity of this compound. According to clinicaltrials.gov, in 2018 clinical trials with bimagrumab in patients with sarcopenia or after hip surgery by our partner Novartis reached primary completion. At the end of January 2019, Novartis announced that it would discontinue development in these indications. Other programs developed by our partners continued to make progress during 2018. COLLABORATION WITH LEO PHARMA We have an ongoing strategic alliance with LEO Pharma for the discovery and development of therapeutic antibodies for the treatment of skin diseases. The initial alliance was signed in November 2016 to jointly discover and develop antibody-based therapies in dermatology. Under the terms of this agreement, we are applying our Ylanthia technology platform to generate antibody candidates against targets selected by LEO Pharma and will conduct all development activities up to the start of clinical testing. LEO Pharma is responsible for clinical development and commercialization of resulting drugs in all indications except cancer. Collaboration expanded In September 2018, we announced with LEO Pharma an expansion of our existing strategic alliance to include peptide-derived therapeutics. The objective of the expansion is to identify novel, peptide-derived therapeutics for unmet medical needs that will be valuable additions to both companies’ pipelines. Under the terms of the agreement, LEO Pharma will select targets against which we will identify lead molecules using our proprietary HTH peptide technology platform. LEO Pharma will either develop these lead molecules or use them to aid the design of other drug candidates. LEO Pharma will have exclusive, worldwide rights and be responsible for development and commercialization of resulting drugs in the area of dermatology. MorphoSys will have an exclusive option to secure worldwide rights to any drugs arising from the collaboration in the field of oncology. We will receive R&D funding as well as success-based development, regulatory and commercial milestone payments, plus royalties on net sales of peptide drugs commercialized by LEO Pharma. Further financial details were not disclosed.

27 Management Report                PATENTS During the 2018 financial year, we continued to consolidate and expand our patent protection of our development programs and our growing technology portfolio, which are our most important value drivers. In April 2016, we filed a lawsuit in the United States at the District Court of Delaware against Janssen Biotech and Genmab A/S for patent infringement of U.S. Patent Number 8,263,746. U.S. Patents 9,200,061 and 9,758,590 were added to the case in 2017. In filing the lawsuit, we sought redress for alleged infringement of these patents by Janssen’s and Genmab’s daratumumab, a CD38-directed monoclonal antibody indicated for the treatment of certain patients with multiple myeloma. The U.S. District Court of Delaware, based on a hearing held November 27, 2018, has ruled in a Court Order on January 25, 2019, that the asserted claims of the MorphoSys patents are invalid. The Court thus granted a motion for Summary Judgement of invalidity filed by Janssen Biotech and Genmab, A/S against the three patents held by MorphoSys. As a result of this decision, the jury trial scheduled to start February 11, 2019 to consider Janssen’s and Genmab’s alleged infringement and the validity of the MorphoSys patents did not take place. On January 31, 2019 we announced that we have settled the dispute with Janssen Biotech and Genmab A/S. The parties agreed to drop the mutual claims related to the litigation: MorphoSys dismissed claims for alleged patent infringement against Janssen Biotech and Genmab A/S and will not appeal from the court order dated January 25, 2019. Janssen and Genmab dismissed their counterclaims against MorphoSys. At the end of the financial year, we maintained over 60 different proprietary patent families worldwide in addition to the numerous patent families we pursue with our partners. CO M P A N Y DEVELOPMENT In April 2018, we successfully closed an initial public offering on the Nasdaq U.S. stock exchange. The transaction produced total gross proceeds of US$ 239.0 million from the sale of 2,075,000 new ordinary shares in the form of 8,300,000 American Depositary Shares (“ADSs”) and from the exercise in full of the underwriters’ option to purchase 311,250 additional new ordinary shares in the form of 1,245,000 additional ADSs, at a price of US$ 25.04 per ADS, respectively. Each ADS represents 1/4 of a MorphoSys ordinary share. At the Annual General Meeting (AGM) of MorphoSys AG on May 17, 2018, our shareholders approved all resolutions of the Company’s management with the required majority of votes. Dr. George Golumbeski and Michael Brosnan were newly elected to the Supervisory Board, replacing Dr. Gerald Möller, who retired from the board, and Klaus Kühn, who resigned for personal reasons. Dr. Möller’s retirement and Mr. Kühn’s resignation became effective at the conclusion of the 2018 AGM. Dr. Golumbeski most recently served as Executive Vice President and Executive Advisor for Innovation at Celgene Corporation, a position from which he retired in April 2018. Over the last 27 years, he held leadership roles in business and corporate development, partnering and M&A with global pharmaceutical and life science companies, including Celgene, Novartis, Elan Corporation (today: Perrigo) and Schwarz Pharma (today: UCB). Mr. Brosnan has over 40 years of experience in finance, controlling and auditing. Since 2010, he has served as Chief Financial Officer of Fresenius Medical Care Management AG, a company with a dual listing in Germany and the U.S. For over 20 years, he has worked in various leadership and executive positions for Fresenius Medical Care in the U.S. and Germany. Additionally, Dr. Marc Cluzel was re-elected to the Supervisory Board following the expiry of his term of office.                MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2017

28 Management Report                Following the AGM, the Supervisory Board in its inaugural meeting elected Dr. Marc Cluzel as its new Chairman and Dr. Frank Morich as Deputy Chairman. On May 24, 2018, MorphoSys AG published a notification to our shareholders in the German Federal Gazette pursuant to Sec. 62 Para. 2 Sent. 1, Para. 3 Sent. 3 (German Transformation Act) indicating its intention to merge Sloning BioTechnology GmbH as the transferring legal entity into MorphoSys AG, as the acquiring legal entity. Upon entry into the commercial register on June 28, 2018 and based on the merger agreement date May 17, 2018, Sloning BioTechnology GmbH, as the transferring legal entity, was merged into MorphoSys AG, as the acquiring legal entity, with the effective date of January 1, 2018. In July 2018, we announced the establishment of a U.S. subsidiary, MorphoSys US Inc. We also announced the appointment of Jennifer Herron as President of MorphoSys US Inc. and Executive Vice President, Global Commercial. In November 2018 we reported that Ms. Herron had resigned and James Hussey was appointed Acting President of the U.S. subsidiary. Mr. Hussey joined MorphoSys US Inc. in 2018. He has more than 30 years of experience in leading positions in the biotech and pharmaceutical industries. Over the last 25 years, he served in senior management positions of various pharmaceutical, biotech, and health care companies. He started his career with Bristol Myers Squibb (BMS) in 1984, where he served for 11 years holding positions of increasing responsibility within the US business. The focus of our U.S. subsidiary will be on building a strong presence in the U.S. to prepare for the planned commercialization of MOR208. In July 2018, MorphoSys AG acquired a minority shareholding position of 19.9% in adivo GmbH, Martinsried, in the context of a seed financing. MorphoSys paid a cash contribution and a contribution in kind. Adivo is dedicated to the research and development of veterinary therapeutics. In addition to the two founding shareholders, who are former employees of MorphoSys, the only other strategic investors in adivo other than MorphoSys are two financial investors. Under a licensing agreement, MorphoSys granted adivo rights to a fully synthetic canine antibody library based on our proven modular combinatorial approach. Effective September 24, 2018, MorphoSys’s shares were included in the MDAX. MorphoSys remains a member of the TecDAX segment, which it has been since 2004. The simultaneous inclusion in both the MDAX and TecDAX indices is based on a revision in rules of the Deutsche Börse for indices, which came into force on September 24, 2018. The TecDAX now includes the 30 largest stocks in terms of market capitalization and trading volume that are focused on technology. The MDAX now tracks the 60 largest listed companies with the highest trading volume after the DAX index, which continues to contain the 30 largest stocks in Germany. At the beginning of December, the Company held an Investor and Analyst Event in New York City dedicated to MOR208. During this event, the latest L-MIND data, which had been presented at the 60th ASH (American Society of Hematology) conference in San Diego, were discussed and the Company gave an outlook on the planned filing strategy. Moreover, further development plans with MOR208 in first-line DLBCL and also other indolent lymphomas were revealed. To give an overview about the indication and treatment options in DLBCL in more detail, the event also included a discussion of current treatment options. The event was attended by investors and analysts and could also be followed via webcast.

29 Management Report                HEADCOUNT DEVELOPMENT On December 31, 2018, MorphoSys AG had 314 employees (December 31, 2017: 313), 126 of whom hold PhD degrees (December 31, 2017: 123). MorphoSys AG employed an average of 287 employees in 2018 (2017: 331). Of these 314 active employees, 248 were involved in research and development activities, 48 were involved in general administration and 18 were involved in selling. We have no collective bargaining agreements with our employees and we have not experienced any labor strikes. In order to successfully compete for the best employees, MorphoSys conducts an annual comparison of the Company’s compensation with that paid by other companies in the biotech industry and similar sectors and makes adjustments when necessary. The remuneration system at MorphoSys includes fixed compensation and a variable annual bonus that is linked to the achievement of corporate goals. Individual goals promote both the employees’ personal development and the achievement of key corporate goals. In addition, a “spot bonus” (given “on the spot”) is promptly awarded to employees for exceptional accomplishments. We again made significant use of this instrument during the reporting year. A detailed description of our activities to promote successful long-term human resource development can be found in the section “Sustainable Business Development.” CHANGES IN THE BUSINESS ENVIRONMENT According to forecasts by the International Monetary Fund (IMF) in January 2019, global economic growth for 2018 was projected to remain stable at 3.7%. However, with softer momentum seen in the second half of 2018, the IMF has made downward revisions from earlier forecasts for certain areas including in Germany. Earlier downward revisions reflected surprises that suppressed activity in early 2018 in some major advanced economies, the negative effects of trade measures implemented or approved between April and mid-September, as well as a weaker outlook for some key emerging market and developing economies arising from country-specific factors, tighter financial conditions, geopolitical tensions and higher oil import bills. The 2018 growth forecast for the advanced economies was projected to be 2.3% (2017: 2.4%). The emerging and developing economies were expected to experience growth of 4.6% in 2018 (2017: 4.7%). The IMF forecast growth in the Euro area of 1.8% in 2018 (2017: 2.4%). The 2018 forecast for Germany was 1.5% (2017: 2.5%). The United States was projected to grow by 2.9% in 2018 (2017: 2.2%). China’s economy was expected to grow 6.6% (2017: 6.9%), and the economies of Russia and Brazil were expected to grow by 1.7% (2017: 1.5%) and 1.3% (2017: 1.1%), respectively. MorphoSys takes into account a wide range of potential macroeconomic risks and opportunities when conducting business activities. Political uncertainty in the global markets did not cause us to refrain from or change any key activities in 2018, nor were our operations affected by fluctuations within individual countries. CURRENCY DEVELOPMENTS At the end of December 2018, the exchange rate of the euro to U.S. dollar was approximately 1.14-1.15. A number of analysts expect the euro to remain saddled by soft economic data (partly a result of the moderation in global trade volumes) and political uncertainty (including Brexit and Italy). The European                MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2017

30 Management Report                Central Bank, which is still confronted with slow GDP growth, low inflation and a fragile banking sector, is unlikely to tighten monetary policy soon. But at some point investors will expect the central bank to start the process of policy normalization. That, coupled with other macro-economic and geopolitical factors, could allow the common currency to bounce back in 2019. Most of our business is transacted in euros and US dollars. Therefore, changes in these currencies could have an effect on our future costs and revenues. Any weakness in the euro versus the US dollar would have a direct positive influence on our operating results as our commercial and launch activities are conducted in the United States. Conversely, a strong euro reduces the royalty payments from guselkumab (Tremfya®) sales incurred in US dollars that are converted into euros. We manage this risk as far as possible with appropriate currency hedging tools. REGULATORY ENVIRONMENT The healthcare industry’s regulatory environment is dominated by stringent product quality, safety and efficacy requirements, which place ever-higher demands on the companies involved. Novel drugs are required to demonstrate a benefit over existing therapies in order to be approved, gain market acceptance and be reimbursed. The current trend in the United States is toward faster approvals by the Food and Drug Administration (FDA). The FDA’s actions are partly due to legislation adopted in 2012 and the mechanisms created to reduce review times, such as breakthrough therapy designation and the extension of accelerated approvals. These mechanisms are meant to facilitate a faster review process for drug candidates that demonstrate a substantial improvement for patients in urgent need of safer, more effective treatments, such as cancer patients. Indeed, in 2018, the FDA approved 59 new medicines, surpassing the previous year’s record-breaking 46. Biopharmaceutical companies such as MorphoSys, who are focused on the development of therapies for indications with high unmet medical need, could potentially benefit from the mechanisms described above. We have received FDA breakthrough therapy designation for our drug candidate MOR208. DEVELOPMENT OF THE PHARMACEUTICAL AND BIOTECHNOLOGY SECTORS Worldwide prescription drug sales were projected to be approximately US$ 830 billion, according to a June 2018 report by EvaluatePharma. This number is projected to increase to US$ 1.2 trillion in 2024, a compound average growth rate (CAGR) of 6.4%. The report indicated that the pharmaceutical sector seemed to have become a more stable place. While the political uncertainty that characterized much of 2017 may not have settled down, the industry appeared less anxious compared to earlier in the year. Much of the expansion of the market is expected to be driven by continuing unmet need in a number of disorders, as demonstrated by sales forecasts for the orphan drug market reaching US$262 billion in 2024, accounting for 20% of the total prescription drug market. However, the ever-present danger of product failure remains an intrinsic risk of drug development. Companies also remain under pricing pressure from payers, even if the threat of price control from politicians goes away. The demand for real world evidence before insurers and governments will consider reimbursing drugs is expected to continue to intensify, no matter how innovative developers claim their products are. The market for cancer drugs – the primary market for most of MorphoSys’s proprietary compounds – remains one of the most attractive and fastest-growing segments of the pharmaceutical industry. EvaluatePharma stated that worldwide oncology sales were approximately US$104 billion in 2017, projected to grow to US$233 billion in 2024, at a CAGR of 12%. In 2024, five of the top ten10 companies in oncology are expected to maintain their 2017 leadership positions. Outside the top ten, the rest of the industry is expected to have a CAGR of 22%, bringing their market share in 2024 up to nearly 40% from

31 Management Report                nearly 22% in 2017. Oncology is the leading therapy area in terms of sales and is projected to continue to be the dominant therapy segment in 2024, with sales reaching US$ 233 billion in 2024 (2017: US$ 104 billion) and an expected CAGR of 12.2% per year. Looking at mergers and acquisitions (M&A) activity, according to BioCentury, the number of biotech takeouts closed in 2018 was 55 compared to 60 in 2017, a decline of 8%. The total value of those deals, though, was up 8% to US$65.2 billion. Not included in this figure is Takeda’s $62 billion acquisition of Shire, which was announced in 2018 but closed in early January 2019. According to BioCentury, the top tier of companies have raised enough capital to weather nearly any storm. The year 2018 saw the biotech sector setting records in the total amount of money raised in venture and IPOs, while the amount raised through follow-ons was second behind 2015. But most of the sector didn’t participate in the cash grab; BioCentury’s analysis of public biotech balance sheets shows that about 40% of loss-making companies have one year of cash or less. For those who did not refinance, the window closed with no IPOs or follow-ons having been completed since the start of the U.S. government shutdown on December 22nd as of January 14th. Information on the development of the stock market environment can be found in the section “Shares and the Capital Market.” DEVELOPMENT OF THE ANTIBODY SECTOR The year 2018 was another highly successful year for the clinical development and marketing approval of therapeutic antibodies. As of the end of 2018, marketing approval by the FDA or European Medicines Agency (EMA) had been granted to 13 new antibodies, a new record. According to “Antibodies to Watch in 2019,” published in mAbs Journal, 62 monoclonal antibodies (mAbs) are currently in late-stage clinical studies, representing the largest number to date at this stage of advanced development. Thirty-three of the 62 mAbs are being developed as cancer treatments. Our lead proprietary development product candidate, MOR208, is listed as one of the “antibodies to watch” in this report. We regard the successful development and commercialization of the antibody segment as a generally positive signal and a validation of our development focus on this drug class. However, no conclusions can be drawn regarding the likelihood of clinical or market success of individual drug candidates.                MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2017

32 Management Report                Analysis of Net Assets, Financial Position and Results of Operations Revenues Compared to the previous year, revenues increased by 19.6% to € 79.5 million (2017: € 66.5 million), mainly due to the upfront payment received and fully recognized in 2018 in the amount of EUR 47.5 million in connection with signing of an exclusive global license agreement with Novartis Pharma AG for the development and commercialization of MOR106. The Proprietary Development und Partnered Discovery segments contributed € 54.7 million (2017: € 18.9 million) and € 23.9 million (2017: € 47.1 million) to total revenues, respectively. Of total revenues, € 0.8 million (2017: € 1.4 million) related to companies located in Germany and 21.2 million (2017: 6.9 Mio. €) to biotechnology and pharma companies as well as non-profit organizations located in North America. Revenues in the amount of € 57.5 million were generated with companies located in Europe (excluding Germany) and Asia (2017: € 58.2 million). Cost of Goods Sold Cost of goods sold mainly comprised research and development expenses and decreased by € 25.9 million to € 90.8 million (2017: € 116.7 million). This change was primarily resulting from lower expenses for intangible assets (2018: € 2.5 million; 2017: € 13.4 million), lower costs for external services (2018: € 49.4 million; 2017: € 60.3 million) and lower personnel costs (2018: € 28.7 million; 2017: 33.3 million). The decrease of the costs for external services was primarily due to lower expenses for external laboratory services related to the licensing agreements for MOR202 and MOR106. Selling Expenses Selling expenses increased by € 0.9 million to € 6.1 million (2017: € 5.2 million), mainly as a result of higher costs for external services and higher personnel costs. General Administration Expenses General administration expenses amounted to € 41.1 million (2017: € 22.8 million). This increase was mainly caused by higher costs for external services in connection with the initial public offering on the Nasdaq Global Market (2018: € 19.8 million; 2017: € 2.7 million).

33 Management Report                Other Operating Income, Other Operating Expenses, Other Interest and Similar Income as well as Other Interest and Similar Expenses Other operating income amounted to € 13.1 million and decreased by € 1.2 million compared to 2017. This item primarily included effects from the taxation of monetary benefits in connection with the exercise of share-based payment programs by employees of the Company as well as from the release of accruals and provisions. Other operating expenses decreased from € 2.4 million in 2017 to € 1.1 million in 2018. The main drivers for the decrease in other operating expenses were foreign exchange losses (2018: € 0.5 million; 2017: € 0.8 million) and losses from forward rate agreements in the amount of € 0.4 million (2017: € 1.3 million). Other interest and similar income decreased from € 0.2 million in 2017 to € 0.1 million in 2019, and mainly comprised interest income from bank deposits and financial investments as well as interest income from the discounting of accruals. Income from Other Securities and Loans Presented under Financial Assets as well as Losses from Other Securities and Loans Presented under Financial Assets Losses from other securities and loans presented under financial assets amounted to € 0.08 million in financial year 2018 (2017: € 0.06 million) and comprised unrealized losses from the valuation as well as realized losses from the sale of marketable securities. Impairment of financial assets and of current securities In 2018, the impairment of financial assets mainly included the impairment on the share in the affiliated company Lanthio Pharma B.V. which amounted to € 20.3 million. The reasons for the impairment were lower cash flow forecasts due to the expectation of delays in the development plan, a delayed market entry and a delay in the occurrence of future cash flows related to a drug candidate as opposed to previous assumptions. Income Tax A tax expense of less than € 0.01 million was recorded in 2018. The tax expense in 2017 of € 0.1 million resulted from additional payments of income and trade tax for fiscal year 2016. Result after Taxes / Net Loss The aforementioned effects led to a result after taxes in the amount of € -67.0 million (2017: €— 66.3 million) and a net loss in the amount of € -67.0 million (2017: net loss of € -66.3 million).                MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2017

34 Management Report                Financial Position PRINCIPLES OF FINANCIAL MANAGEMENT At MorphoSys, the primary goal of financial management is to ensure sufficient liquidity reserves at all times for the Company’s continued growth. The most important sources of this liquidity are the commercial operations of the individual business units and the related cash inflows. Cash flow projections and scenarios are used to determine the level of liquidity needed. INVESTMENTS MorphoSys’s investments in property, plant and equipment amounted to € 1.7 million and increased by 0.4 million in comparison to the previous year. Depreciation of property, plant and equipment slightly decreased compared to the previous year and amounted to € 1.8 million in 2018 (2017: € 1.9 million). In 2018, the Company invested € 0.1 million (2017: € 11.2 million) in intangible assets, namely for patents. Amortization of intangible assets decreased in comparison to the previous year and amounted to € 0.6 million in 2018 (2017: € 0.8 million). LIQUIDITY As of December 31, 2018, the Company held liquid funds, bank deposits, other securities presented under current assets and other financial assets in the amount of € 451.2 million, compared to € 298.3 million on December 31, 2017. The increase in liquidity mainly resulted from the capital increases carried out in April 2018 as a result of the initial public offering on the Nasdaq and the receipt of an upfront payment under the license agreement for MOR106. This increase was partially offset by the use of cash for operating activities in 2018. Net Assets ASSETS Total assets increased by € 133.2 million to € 533.0 million as of December 31, 2018 compared to € 399.8 million as of December 31, 2017. The increase in other assets (€ 160.2 million) as well as other securities (€ 8.0 million) was partly offset by a decrease in shares in affiliated companies of € 23.7 million as well as in liquid funds by € 21.8 million. The decrease in the shares in affiliated companies resulted from an impairment in the amount of € 20.3 million on the share in Lanthio Pharma B.V. and the merger of Sloning BioTechnology GmbH (carrying value of the share as of December 31, 2017: € 6.0 million). The decline was partly offset by the establishment of MorphoSys US, Inc. in the amount of € 1.5 million and a cash payment from MorphoSys AG of € 1.1 million made to the capital reserves of Lanthio Pharma B.V. The changes in other assets, in other securities and in liquid funds resulted from the capital increases in April 2018 as a result of the initial public offering on the Nasdaq, the reallocation of investments in

35 Management Report                connection with portfolio optimizations as well as from the consumption of liquid funds in the course of operating activities. PROVISIONS AND LIABILITIES As of December 31, 2018, provisions amounted to € 43.2 million, compared to € 42.3 million in the previous year. The increase in other provisions from € 42.3 million to € 43.0 million was mainly caused by higher provisions for personnel expenses resulting from performance shares under the LTI plans (2018: € 6.7 million; 2017: € 5.0 million). Trade accounts payable increased from € 4.7 million to € 6.9 million. The increase arose from liabilities for external laboratory services not due as of the balance sheet date. EQUITY As of December 31, 2018, equity totaled € 480.7 million compared to € 349.8 million on December 31, 2017. The number of shares issued totaled 31,839,572 as of December 31, 2018, of which 31,558,536 shares were outstanding (December 31, 2017: 29,420,785 shares issued and 29,101,107 shares outstanding). Compared to December 31, 2017, the number of authorized ordinary shares generally increased from 14,579,885 to 14,684,291. This overall change comprised a decline in the number of authorized ordinary shares as a result of the two capital increases from Authorized Capital 2017-II totaling 2,386,250 ordinary shares in April 2018 in the context of the IPO in the United States. At the Annual General Meeting on May 17, 2018, Authorized Capital 2018-I in the amount of € 11,768,314 was created and the remaining Authorized Capital 2017-II in the amount of € 9,277,658 was canceled. Under the terms of Authorized Capital 2018-I, the Management Board, with the Supervisory Board’s consent, was authorized to increase the Company’s share capital once or several times until April 30, 2023 (inclusive) by a total of € 11,768,314 by issuing up to 11,768,314 new no-par-value bearer shares. The number of ordinary shares of conditional capital compared to December 31, 2017 decreased from 6,491,683 to 6,459,146 shares due to the exercise of 32,537 conversion rights in 2018. As of December 31, 2018, the Company held 281,036 shares of treasury stock valued at € 10,398,773, representing a decline of € 1,428,208 compared to December 31, 2017 (319,678 shares; € 11,826,981). The reason for this decline was the transfer of 17,219 shares of treasury stock to the Management Board and Senior Management Group from the 2014 Long-Term Incentive plan (LTI plan) in the amount of € 0.6 million. The vesting period for this LTI program expired on April 1, 2018 and the beneficiaries had or have the option to receive a total of 17,219 shares within six months. In May 2018, the Management Board, the Senior Management Group and certain employees of the Company who are not members of the Senior Management Group received a one-time entitlement in a total fixed amount of € 2.1 million. This entitlement was settled in treasury shares of the Company when the option was exercised by the beneficiaries. Beneficiaries were free to choose the exercise day within a vesting period expiring on December 31, 2018. Upon exercise, the fixed amount of the entitlement was divided by the XETRA closing price on the exercise date and the resulting number of treasury shares was                MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2017

36 Management Report                transferred to the beneficiary. As of December 31, 2018, a total of 20,105 shares valued at € 2.1 million were transferred as part of this entitlement. In addition, a total of 1,318 treasury shares in the amount of € 49k were transferred to related parties. As a result, the number of MorphoSys shares owned by the Company as of December 31, 2018, amounted to 281,036 (December 31, 2017: 319,678). On December 31, 2018, additional paid-in capital amounted to € 610.9 million (December 31, 2017: € 416.9 million). The total increase of € 194.0 million resulted mainly from two capital increases in April 2018, the exercise of convertible bonds and the issuance of treasury shares to the Management Board, the Senior Management Group and related parties. Net loss for 2018 in the amount of € -67.0million increased the accumulated deficit carried forward from 2017 in the amount of € -111.6 million to a total of € -178.6 million. Financing As of December 31, 2018, the Company’s equity ratio amounted to 90%, compared to 88% on December 31, 2017. The Company currently does not have any financial liabilities owed to financial institutions. Off-Balance-Sheet Financing MorphoSys does not use any off-balance-sheet financing instruments such as the sale of receivables, asset-backed securities, sale-and-leaseback transactions or contingent liabilities in combination with non-consolidated special-purpose entities. Credit Rating There is no agency currently assessing the creditworthiness of MorphoSys.

37

Management Report

COMPARISON OF ACTUAL BUSINESS RESULTS VERSUS FORECASTS

MorphoSys demonstrated solid financial performance during the 2018 reporting year. A detailed comparison of the Company's forecasts versus the actual results can be found in Table 2.

TAB. 2: COMPARISON OF ACTUAL BUSINESS RESULTS VERSUS FORECASTS

	2018 Targets	2018 Results
Financial targets	Revenues between € 23 million and € 28 million	Revenues of € 79.5 million; original guidance exceeded due to signing of licensing agreement for MOR106 with Novartis
	Expenses for proprietary product and technology development of € 95 million to € 105 million	Expenses for proprietary product and technology development of € 76.3 million; original guidance was not met due to changes in individual project plans and signing of licensing agreement for MOR106 with Novartis
	EBT of € (107) million to € (117) million	EBT of € (67.0) million; original guidance exceeded due to signing of licensing deal for MOR106 with Novartis
	Proprietary Development segment: R&D expenses to continue to rise	Proprietary Development segment: R&D expenses continued to rise
	Partnered Discovery segment: R&D expenses lower than in the prior year due to the expired partnership with Novartis	Partnered Discovery segment: R&D expenses lower than in the prior year
Proprietary Development	MOR208	MOR208
	• Update on interactions with the FDA based on breakthrough therapy designation status	• Regular updates on developments regarding path to market
	• Completion of treatment of 81 patients under the current study protocol of the fully recruited L-MIND trial with MOR208 and lenalidomide in r/r DLBCL and the start of data evaluation	• All 81 patients enrolled in the trial, data evaluation ongoing
	• Continuation of the pivotal phase 3 study evaluating MOR208 in combination with bendamustine in comparison to rituximab and bendamustine in r/r DLBCL (B-MIND study)	• B-MIND study ongoing
	• Continuation of the phase 2 COSMOS trial with MOR208 in combination with idelalisib or venetoclax in r/r CLL or SLL and presentation of study data at conferences	• COSMOS trial ongoing, data presented at conferences: EHA (June) and ASH (December)
	• Continue to advance the development towards a potential regulatory approval and begin to set up commercial capabilities in order to commercialize MOR208 in certain geographies	• Preparation for potential regulatory approval ongoing; set-up of commercial capabilities started, foundation of MorphoSys US Inc. to support commercialization of MOR208 in the U.S.

MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2017

38

Management Report

2018 Targets	2018 Results
MOR202	MOR202
• Evaluation of new potential partnerships for the compound's optimal development	• Termination of active partnering efforts for MOR202 in multiple myeloma outside I-Mab partnership for Greater China
• Evaluate the start of an exploratory clinical trial in non-small-cell lung cancer (NSCLC)	• Stop of clinical development plans for NSCLC after discontinuation of a clinical study by Genmab and Janssen of anti-CD38 antibody daratumumab in combination with a checkpoint inhibitor in NSCLC due to safety findings
• Presentation of study data after completion of the phase 1/2a dose-escalation trial in multiple myeloma	• Presentation of final phase 1/2a data in MM at ASH (December)
MOR106	MOR106
• Initiation of a phase 2 trial of MOR106 in atopic dermatitis under our co-development program with Galapagos	• Start of IGUANA phase 2 trial in atopic dermatitis in May • Start of phase 1 bridging study wih Galapagos evaluating a subcutaneous formulation of MOR106 in September • Exclusive global license agreement with Novartis signed together with Galapagos for further development of MOR106 in atopic dermatitis and potentially other indications
MOR107	MOR107
• Preclinical investigation of MOR107 with a focus on oncology indications based on initial anti-tumor data	• Preclinical investigation in oncology indications ongoing
Initiation and continuation of development programs in the area of antibody discovery and preclinical development	• Exclusive strategic collaboration and regional licensing agreement for MOR210 with I-Mab Biopharma for development and commercialization in China, Hong Kong, Macao, Taiwan and South Korea • Continuation of antibody discovery programs

39                 Partnered Discovery Management Report                2018 Targets 2018 Results                Progress of partnered development programs    Increasing number of partnered programs (103 programs) as    maturity progresses                Guselkumab (Tremfya®, partner: Janssen):                • Further marketing approval for the treatment of moderate to    severe plaque psoriasis in Brazil, Australia, South Korea and    Japan as well as for psoriatic arthritis in Japan (April) and for the    treatment of patients with palmoplantar pustulosis in Japan    (November)                • Start of phase 2/3 program (GALAXI) in Crohn’s disease (July)    • Start of phase 3 trial (PROTOSTAR) in pediatric psoriasis patients    (September)                • Start of a phase 2 study in patients with moderate to severe    hidradenitis suppurativa (HS) (November)                • Data from phase 3 head-to-head study ECLIPSE demonstrated    superiority of guselkumab (Tremfya®) vs. secukinumab    (Cosentyx®) in the treatment of plaque psoriasis (December) Partner Roche started two new phase 3 trials of gantenerumab in patients with early Alzheimer’s disease (June) Expansion of existing strategic alliance with LEO Pharma to include peptide-derived therapeutics with the objective of identifying novel, peptide-derived therapeutics for unmet medical needs (September) Partner GSK reported data from phase 2 BAROQUE clinical study of GSK3196165 (formerly MOR103) in rheumatoid arthritis (RA) at ACR conference (October)    THE MANAGEMENT BOARD’S GENERAL ASSESSMENT OF BUSINESS PERFORMANCE The 2018 financial year was marked by both operational highlights as well as positive events among our development programs. The successful Nasdaq listing in April strengthened our financial position and gave us more flexibility to allocate our resources. Moreover, the IPO enhanced our visibility in the U.S., which was further increased by the foundation of our wholly owned subsidiary MorphoSys US Inc. With this, we followed our plan to build a strong U.S. presence as preparation for the planned commercialization of MOR208, our antibody for the treatment of hematological malignancies, which was definitely the key focus during the reporting year. Driven by positive data from our L-MIND trial and encouraged by our ongoing discussions with the FDA we followed our plan to bring the antibody to the U.S. market as fast as possible, pending FDA approval. Revenues in the 2018 financial year increased to € 79.5 million, and EBT amounted to € –67.0 million. The increase in revenues and the almost constant operating result compared to the previous year were the result of our exclusive license agreement for MOR106, which we and our partner Galapagos signed MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2017

40 Management Report                with Novartis Pharma AG in July thereby covering the further development and commercialization of our joint program MOR106. This agreement resulted in an upfront payment of € 47.5 million, which prompted us to raise our financial forecast for the 2018 financial year. Moreover, guselkumab (Tremfya®) sales grew rapidly during 2018 resulting in royalty payments with strong year-on-year growth as compared to 2017. Our equity ratio of 90% and liquid funds of € 451.2 million are a confirmation of the strength of the Company’s financial resources. Our other Proprietary Development and Partnered Discovery programs made great progress in 2018. For MOR202, we presented final data from our phase 1/2a trial in multiple myeloma at ASH. Our partner I-Mab submitted an investigational new drug application for MOR202 in MM in China in August and we expect them to start pivotal trials soon. We ourselves are not pursuing the further development in MM without a partner, but of course we continue to support I-Mab in their development of MOR202 in Greater China. We made progress evaluating potential options for MOR202 in other indications, such as autoimmune diseases, while we stopped the clinical development plans in NSCLC. For GSK3196165 (formerly MOR103), GSK presented data from their phase 2 trial in rheumatoid arthritis at the ACR conference in October, where they also announced plans to continue clinical development in this indication. Building on our existing collaboration with I-Mab Biopharma for MOR202 for China and certain other Asian territories, we entered into an exclusive strategic collaboration and regional licensing agreement for MOR210, a preclinical-stage antibody directed against C5aR, which has potential to be developed as an immuno-oncology agent. We were also pleased to report successes of our Partnered Programs. Guselkumab (Tremfya®), developed by our partner Janssen and the first approved and marketed therapeutic antibody based on MorphoSys’s proprietary technology, was granted marketing authorization in several additional countries during 2018, including Japan. Janssen continued to develop guselkumab (Tremfya®) in several additional indications and reported positive long-term data in plaque psoriasis. We were very pleased about the data from the ECLIPSE trial reported by Janssen in December showing superiority of guselkumab (Tremfya®) versus secukinumab (Cosentyx®) for the treatment of plaque psoriasis. Our partner Roche initiated two new phase 3 trials with gantenerumab, the antibody against amyloid-beta, which is being developed by Roche for the treatment of Alzheimer’s disease patients. By the end of the year, our pipeline comprised a total of 115 drug candidates (103 proprietary and 12 partnered programs), 29 of which are in clinical development. a) Outlook and Forecast MorphoSys’s business model is focused on developing innovative drug candidates derived from its proprietary technologies, such as the HuCAL and Ylanthia antibody libraries. We develop drug candidates both on a proprietary basis and together with partners with the goal of giving patients access to better treatment alternatives. Our proprietary development activities focus mainly on oncology compounds, which we aim to bring to market and commercialize. We continue to concentrate on further developing our technologies in the fast-growing, innovation-driven areas of the life sciences sector as the foundation of our business model. GENERAL STATEMENT ON EXPECTED DEVELOPMENT MorphoSys’s strategic focus is on the development of innovative drugs to improve the lives of patients suffering from serious diseases. The development of MOR208, our most advanced drug candidate, for the treatment of certain forms of blood cancer, is currently our top priority. Our continued investment in the

41 Management Report                development of validated and innovative technology platforms is an important basis for our business. In the Partnered Discovery segment, the commercialization of our technologies provides contractually secured cash flows from our partnerships with pharmaceutical companies. The Management Board expects, among others, the following developments in 2019: Complete the L-MIND trial and submit the filing package by end of the year for approval at the FDA Continue to build capabilities in the U.S. in order to prepare for commercialization of MOR208 there pending regulatory approval and explore commercialization options in other geographies. Continue the development of other proprietary drug candidates such as MOR202 and MOR106 and support our partners in the development of these compounds. Continue to participate in the development of our partners’ drug candidates through the receipt of success-based revenues such as milestone payments or royalties on commercialized product sales and continue to invest these funds into the development of our proprietary programs. Evaluate new strategic agreements based on proprietary technologies focused on gaining access to innovative target molecules and compounds. Continue expansion of proprietary development activities through potential in-licensing, company acquisitions, co-development and new proprietary development activities. Invest in the development of proprietary technologies to maintain and expand our position in therapeutic antibodies and related technologies. STRATEGIC OUTLOOK MorphoSys plans to invest a substantial portion of its financial resources in proprietary R&D for the foreseeable future. The Management Board believes this is the best route to increasing the Company’s value for the long term. We plan to advance our portfolio of proprietary development candidates and further strengthen our technology platform. Revenues from R&D funding, royalties, license and milestone payments and a strong liquidity position should allow us to continue expanding our proprietary drug and technology development. In our Proprietary Development segment, we will continue developing therapeutic antibodies and peptides for our own account. We concentrate on oncology, but also explore our drug candidates in other disease areas such as inflammatory or autoimmune disorders if opportunities arise. Decisions to enter into alliances with other companies to co-develop our proprietary candidates or to outlicense them, either globally or for certain geographies, are made on a case-by-case basis. It has become an increasingly integral part of our strategy to retain projects in proprietary development in-house until later states of clinical development or even until commercialization. Our main focus is currently developing MOR208 towards a potential regulatory approval and to preparing commercialization capabilities for MOR208 in selected geographies, in particular the U.S. Our Partnered Discovery segment generates contractually secured cash flows based on various partnerships with pharmaceutical companies. The majority of development candidates in recent years stemmed from our partnership with Novartis. Although this partnership ended in accordance with the contract in November 2017, we expect that drug candidates under this and other partnerships will continue to be developed and may lead to additional milestone payments and royalties in the future. In 2017, Tremfya®, developed and marketed by Janssen, became the first antibody from our partnered discovery business to reach the market. We expect that Tremfya® will continue to provide the bulk of our royalty revenue for the foreseeable future. Based on its breadth, the partnered pipeline is expected to                MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2017

42 Management Report                generate further marketable therapeutic antibodies in the future. Should these be successful, the Company’s financial participation in the form of royalties on product sales would increase. EXPECTED ECONOMIC DEVELOPMENT In its January 2019 report, the International Monetary Fund (IMF) projected global economic growth of 3.5% in 2019, compared to 3.7% forecast for 2018. Growth in advanced economies is anticipated to be 2.0% in 2019, compared to a forecast growth of 2.3% for 2018. The IMF expects growth in in the euro area to decline to 1.6% in 2019 compared to the 1.8% forecast for 2018. Growth rates have been marked down for many economies, including Germany. The IMF expects growth in Germany to be 1.3% in 2019 (2018E: 1.5%); this decrease is due to soft private consumption, weak industrial production following the introduction of revised auto emission standards and subdued foreign demand. The IMF is projecting U.S. economic growth in 2019 to be 2.5% (and soften further to 1.8% in 2020) compared to expected growth of 2.9% in 2018 with the unwinding of fiscal stimulus and as the federal funds rate temporarily overshoots the neutral rate of interest. Nevertheless, the projected pace of expansion is above the U.S. economy’s estimated potential growth rate in both years. Strong domestic demand growth will support rising imports and contribute to a widening of the U.S. current account deficit. According to the IMF, growth in emerging and developing countries in 2019 is expected to be 4.5% (2018E: 4.6%). Growth in China is projected to reach 6.2% in 2019 (2018E: 6.6%) while Russia is expected to grow 1.6% compared to growth of 1.7% in 2018. Brazil is also expected to experience positive growth, projected at 2.5% for 2019 (2018E: 1.3%). EXPECTED DEVELOPMENT OF THE LIFE SCIENCES SECTOR According to research by BioCentury, two-thirds of biotech companies could be facing a cash crunch in 2019 if the markets remain difficult. While investors do not expect capital availability to be a problem, they think the rising cost of capital might mean employing alternative financing structures to help biotechs extend their runway. Investors and bankers contacted by BioCentury believe that most of the financial market issues facing the biotech sector in 2019 have nothing to do with industry fundamentals but that macro-economic forces have driven a shift toward a risk-off sentiment. The fourth quarter of 2018 was one of the worst quarters for biotech indexes in over 16 years, and investors see little reason to think the sentiment will change in the near-term. One bright spot is the string of M&A events that kicked off 2019 that could draw investors back to the sector. But short of an M&A spending spree, investors expect cost of capital may be one of the most important areas of focus in 2019. Investors are holding a relatively bleak outlook for the sector in 2019, with enough reason to worry from the last three months, which saw biotech enter a bear market. On the positive side, the number of new FDA product approvals reached an all-time high of 59 in 2018. Despite this, investors are wary about companies’ ability to effectively commercialize products once approved, as revenue trajectories, particularly from small and mid-cap companies, have not met projections. FUTURE RESEARCH AND DEVELOPMENT AND EXPECTED BUSINESS PERFORMANCE PROPRIETARY DEVELOPMENT The Company’s R&D budget for proprietary drug and technology development in the 2019 financial year is expected to be in the range of € 94 million to € 104 million. The majority of investment will fund the development of our proprietary drug candidates MOR208, MOR202 and our discovery efforts. The lion’s share of that funding will be dedicated to the clinical development of MOR208. Further investment will be

43 Management Report                made in the areas of target molecule validation as well as antibody and technology development. We will also continue to seek collaborations with partners such as academic institutions to gain access to new target molecules and technologies. The events and development activities planned in 2019 include the following: Continue interactions with the FDA during the breakthrough therapy designation process for MOR208. Complete data evaluation of all 81 patients enrolled under the current study protocol of the fully recruited L-MIND trial in r/r DLBCL and present study results based on the primary completion analysis. Initiate phase 1b trial with MOR208 in frontline DLBCL in second half of 2019 Continue the pivotal phase 3 study evaluating MOR208 in combination with bendamustine in comparison to rituximab and bendamustine in r/r DLBCL (B-MIND study) Continue the phase 2 COSMOS trial of MOR208 with idelalisib and venetoclax in CLL/SLL and present data. Complete the regulatory filing package comprising clinical and CMC (chemistry, manufacturing and controls) data for MOR208 and submit the regulatory filing in the U.S. to the FDA by year-end; according to current plans, the filing will be primarily based on data from the L-MIND study in addition to historical data from lenalidomide single-agent treatment of the targeted patient population. Continue the set up of commercial capabilities in the U.S. in order to prepare for expected commercialization of MOR208. Prepare for and start an exploratory clinical trial of MOR202 in an autoimmune indication. Continue ongoing clinical studies of MOR106 in atopic dermatitis together with our co-development partner Galapagos under the existing global licensing agreement with Novartis including the phase 2 iv IGUANA study and the phase 1 sc bridging study and prepare the start of additional clinical studies in atopic dermatitis. Continue preclinical investigations of MOR107 with a focus on oncology indications. Continue and/or initiate development programs in the area of antibody discovery and preclinical development. Based on announcements made by our partner GSK earlier this year, we might see the initiation of phase 3 development of MOR103/GSK3196165 in rheumatoid arthritis in the second half of 2019 by our partner GSK. PARTNERED DISCOVERY MorphoSys intends to continue to focus, above all, on the further development of its proprietary development pipeline. In the Partnered Discovery segment, MorphoSys will carefully review its options to enter into additional collaborations based on its proprietary technologies with pharmaceutical and biotech companies, similar to the dermatology partnership with LEO Pharma that was initiated in 2016 based on our Ylanthia antibody platform and that was expanded in 2018 based on our proprietary peptide platform. According to information provided on the website clinicaltrials.gov, by the end of 2019 primary completion may be reached in a total of up to 13 clinical trials in phase 2 and 3 from partners evaluating antibodies made using MorphoSys technology. This includes a potentially pivotal phase 2b study by Mereo Pharma in osteogenesis imperfecta (brittle bone syndrome) of the HuCAL antibody setrusumab (BSP804), directed against the target molecule sclerostin and generated within the scope of the Novartis partnership. Phase 3 trials with Tremfya® conducted by Janssen in psoriasis and in psoriatic arthritis are also scheduled for primary completion in 2019.    MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2017

44 Management Report                Whether, when and to what extent news will be published following the primary completion of trials in the Partnered Discovery segment is at the full discretion of our partners. EXPECTED PERSONNEL DEVELOPMENT The number of employees in the Proprietary Development segment is expected to increase during the 2019 financial year, partly due the increased number of employees in connection with the build-up of commercial capabilities. The number of employees in the Partnered Discovery segment is expected to remain stable. The number of employees in G&A is expected to increase slightly. EXPECTED DEVELOPMENT OF THE FINANCIAL POSITION AND LIQUIDITY MorphoSys had financial resources of € 451.2 million at the end of the 2018 financial year. Revenues in the 2019 financial year are expected to be below those achieved in 2018. The main reason for this expected decline is a positive one-time effect in 2018, namely the upfront payment of € 47.5 million received from Novartis in connection with a global licensing deal for MOR106. The Management Board is projecting revenues of € 44 million to € 51 million in the 2019 financial year. Revenues are expected to include royalty income from Tremfya® ranging from € 23 million to € 30 million at constant US-$ currency. This forecast does not take into account revenues from future collaborations and/or licensing agreements. R&D expenses for proprietary programs and technology development are expected to reach € 94 million to € 104 million in 2019. Most of these expenses in the Proprietary Development segment will arise from the development of MOR208, MOR202 and from our early-stage development programs, with the lion’s share expected to stem from clinical development of MOR208. R&D expenses for the Partnered Discovery segment are expected to be lower than in the prior year. MorphoSys will continue to build commercial structures in the U.S. in preparation for the potential commercialization of MOR208 pending regulatory approval and therefore expects to incur a significant amount of selling expenses in the low to mid double-digit million euro range for 2019. The Company expects EBT of approximately € –96 million to € –106 million in 2019. This guidance does not include a potential larger milestone for the start of a phase 3 clinical trial for MOR103/GSK3196165 that could occur in the course of 2019. The guidance also does not include revenues from potential future partnership or licensing agreements for MOR208 or any other compound that is in MorphoSys’s proprietary development. Effects from potential in-licensing or co-development deals for new development candidates are also not included in the guidance. The Partnered Discovery segment is expected to generate a positive operating result in 2019 which will exceed the result of the previous year. The Proprietary Development segment is expected to report a substantially more negative EBT compared to the previous year due to the one-time effect in 2018 from the payment in the amount of 47.5 million related to the MOR106 license agreement with Novartis Pharma AG and due to the continued high level of R&D expenditures on proprietary programs. In the years ahead, one-time events, such as the in-licensing and out-licensing of development candidates and larger milestone payments and royalties from the market maturity of HuCAL and Ylanthia antibodies could have an impact on the Company’s net assets and financial position. Such events could cause financial targets to change significantly. Similarly, failures in drug development could have negative consequences for MorphoSys. Revenue growth in the near to medium term will depend on the Company’s ability to out-

45 Management Report                license its proprietary programs and/or enter into new partnerships as well as to secure regulatory approval for, launch and successfully commercialize its first proprietary program MOR208. In addition, revenues should increasingly benefit from royalties based on sales of Tremfya® (guselkumab). At the end of the 2018 financial year, MorphoSys had liquidity of € 451.2 million (December 31, 2017: € 298.3 million). The loss projected for 2019 will cause a decline in liquidity. MorphoSys sees its solid cash position as an advantage that can be used to accelerate its future growth through strategic activities such as the in-licensing of compounds and partnering with promising companies. Available liquidity can also be used to fund research and development expenses for the Company’s proprietary portfolio of therapeutic antibodies. D I V I D E N D In the separate financial statements of MorphoSys AG, prepared in accordance with German Generally Accepted Accounting Principles (German Commercial Code), the Company is reporting an accumulated deficit, which prevents it from distributing a dividend for the 2018 financial year. In view of the anticipated losses in 2019, the Company expects to continue to report an accumulated loss for the 2019 financial year. MorphoSys will invest further in the development of proprietary drugs and the set up of commercial capabilities in the U.S. and will potentially pursue additional in-licensing and acquisition transactions to open up new growth opportunities and increase the Company’s value. Based on these plans, the Company does not expect to pay a dividend in the foreseeable future. This outlook takes into account all known factors at the time of preparing this report and is based on the Management Board’s assumptions of events that could influence the Company in 2019 and beyond. Future results may differ from the expectations described in the section entitled “Outlook and Forecast.” The most significant risks are described in the risk report. b) Shares and the Capital Market MorphoSys AG shares opened the reporting year at a share price of € 76.58. After a solid start in the first weeks of 2018, the share price dropped in line with the TecDax due to weak trends observed on Wall Street affecting the European markets and MorphoSys’s share reached its low for the year of € 72.05 mid-February. The shares then trended higher in line with the TecDAX before breaking out in April after the Company announced the initial public offering in the United States and the listing of ADSs on the Nasdaq Global Market. From April 9 on, the share price constantly increased, far outpacing the benchmark index. The dual listing as well as positive news flow, such as approval of Tremfya® for plaque psoriasis in new regions and also for psoriatic arthritis in Japan received by Janssen in June as well as the global licensing agreement with Novartis and Galapagos for MOR106 mid-July, drove MorphoSys shares to a high of €122.20 on July 24. Thereafter, the worldwide stock markets were affected by the U.S. trade war with China and by the jump in returns in the U.S. Moreover, the European Market was marked by insecurities due to the banking crisis in Italy, with all causing a continuous decline for both the TecDAX as well as the MorphoSys shares. This resulted in a low of € 77.75 on October 26. Of note, MorphoSys shares were included into the MDAX as of September 24 while remaining part of the TecDAX segment. The simultaneous inclusion in both indices, MDAX and TecDAX, was based on the reorganization of the index rules of Deutsche Börse, the existing separation into the Tech and Classic segments having been removed. While both the TecDAX and MDAX declined further in the course of the year, MorphoSys’s share price                MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2017

46 Management Report                again increased from the beginning of November and closed the financial year at € 88.95, amounting to a share price increase of 16% and a market capitalization of € 2.8 billion. MorphoSys AG shares therefore clearly outperformed the development of the relevant indices, namely the Nasdaq Biotechnology Index (-9%), the MDAX (-18%) and the TecDAX (-3%) in 2018. FIG. 3: PERFORMANCE OF THE MORPHOSYS SHARE IN 2018 (JANUARY 1, 2018 = 100%)

47

Management Report

FIG. 4: PERFORMANCE OF THE MORPHOSYS SHARE 2014–2018
(JANUARY 1, 2014 = 100%)


300
250
200
150
100
50
0
2014
2015
2016
2017
2018
MORPHOSYS
TECDAX
NASDAQ BIOTECH

STOCK MARKET DEVELOPMENT

2018 was a difficult year on the stock markets. For the first time since 2011, the leading German index DAX was down significantly at about -18%. Concerns about a slowdown in the global economy, the trade dispute between the USA and China, and the approaching Brexit in March have had a greater impact on the German stock markets than on the U.S. markets. However, the Dow Jones index also ended the year down roughly 6%. Biotech shares did not manage to escape this negative stock market environment and also had to face falling prices. During the reporting year, MorphoSys continued to increase its investor relations activities both in Europe and with a growing focus also in the United States following the listing on the Nasdaq Global Market.

LIQUIDITY AND INDEX MEMBERSHIP

The average daily trading volume in MorphoSys shares on all regulated trading platforms increased by about 45% in 2018, reaching a volume of € 22.5 million (2017: € 15.6 million). The average daily trading volume on the TecDAX, which contains the 30 largest technology stocks on the Frankfurt Stock Exchange, rose 93%. In addition, in 2018 MorphoSys shares were included for the first time in the German MDAX index, which comprises the 60 largest companies in terms of market capitalization and turnover on the Frankfurt Stock Exchange behind those that make up the DAX. By the end of 2018, MorphoSys ranked 10th in the TecDAX in terms of market capitalization (2017: 10th) and 14th in terms of trading volume (2017: 12th). In the MDAX, MorphoSys shares ranked 59th in terms of market capitalization and 65th in terms of trading volume (the rank refers to DAX (30) and MDAX (60) listed companies).

The average daily trading volume in MorphoSys shares on alternative trading platforms ("dark pools") in 2018 was approximately € 16.2 million, or 173,000 shares (2017: approx. 98,700 shares valued at € 6.3 million), representing a year-on-year increase of 156%.

MARKET INFORMATION

Our shares have been trading on the Frankfurt Stock Exchange under the symbol "MOR" since 1999. On April 23, 2018 we announced the closing of our initial public offering (IPO) in the United States through an ADS offering. The ADSs are listed on the Nasdaq Global Market under the symbol "MOR".

MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2017

48 Management Report

The following table sets forth for the periods indicated the reported high and low closing sale prices per ordinary share in Xetra trading in euros on the Frankfurt Stock Exchange as well as per ADS in US dollars traded on Nasdaq.

TAB. 3: CLOSING PRICES OF MORPHOSYS SHARES AND ADS

	ADSs traded on Nasdaq (in US-$)		Ordinary shares traded on Frankfurt Stock Exchange (in €)	
	High	Low	High	Low
2014	n/a	n/a	86.72	55.45
2015	n/a	n/a	78.65	52.52
2016	n/a	n/a	56.07	33.25
2017	n/a	n/a	82.95	47.60
2018	35.66	21.96	122.00	72.05

COMMON STOCK

The Company's common stock increased to 31,839,572 shares, or € 31,839,572, in the reporting year mainly due to a capital increase in connection with the initial public offering (IPO) on the Nasdaq Stock Market.

In April 2018, MorphoSys successfully completed the IPO on the Nasdaq Stock Market, generating gross proceeds of US$ 239,006,800. The transaction was executed in two consecutive capital increases from Authorized Capital 2017-II, excluding the subscription rights of existing shareholders. Initially, 2,075,000 new ordinary shares were issued as part of a basic offering in the form of 8,300,000 American Depositary Shares ("ADS"). This was followed by the full exercise of an option granted to the underwriters to acquire a further 311,250 new ordinary shares in the form of 1,245,000 ADSs. The price was US$ 25.04 per ADS in both transactions. Each ADS represents 1/4 of a MorphoSys ordinary share. The new ordinary shares underlying the ADSs in the basic offer and the option exercised by the underwriters correspond to approximately 8.1% of the common stock of MorphoSys prior to the capital increases from Authorized Capital 2017-II.

Another reason for the increase in the Company's common stock was the exercise of convertible bonds granted to the Management Board and the Senior Management Group. A detailed description of the convertible bond program can be found in the Notes.

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Management Report

TAB. 4: KEY DATA FOR THE MORPHOSYS SHARE (DECEMBER 31)

	2018	2017	2016	2015	2014
Total stockholders' equity (in million €)	480.7	358.7	415.5	362.7	348.8
Number of shares issued (number)	31,839,572	29,420,785	29,159,770	26,537,682	26,456,834
Market capitalization (in million €)	2,832	2,253	1,422	1,530	2,027
Closing price in € (Xetra)	88.95	76.58	48.75	57.65	76.63
Average daily trading volume (in million €)	22.5	15.6	9.7	14.9	11.9
Average daily trading volume (in % of common stock)	0.77	0.83	0.78	0.87	0.65

INTERNATIONAL INVESTOR BASE

Various voting right notifications were issued during the reporting year in accordance with Section 26 (1) of the German Securities Trading Act (WpHG). These notifications were published on the MorphoSys website and can be found under Media and Investors – Stock Information – Recent Voting Rights Notifications.

According to the definition given by the Deutsche Börse, the free float in MorphoSys AG's shares was 99.11% at the end of the reporting year.

ANNUAL GENERAL MEETING

The Management and Supervisory Boards of MorphoSys AG welcomed shareholders to the Company's 20th Annual General Meeting (AGM) in Munich on May 17, 2018. The shareholders and proxies attending represented more than 60.7% of the common stock of MorphoSys AG (2017: 54.0% of the common stock represented).

All resolution proposals of the management were approved with the required majority of votes. At the close of the 2018 AGM, the terms of office of Supervisory Board members Dr. Gerald Möller and Dr. Marc Cluzel ended. Klaus Kühn resigned from the Supervisory Board for personal reasons at the end of the 2018 AGM. The Annual General Meeting re-elected Dr. Marc Cluzel and newly elected Dr. George Golumbeski and Michael Brosnan to the Company's Supervisory Board. In its constitutive meeting following the AGM, the Supervisory Board elected Dr. Marc Cluzel as its new chairman and Dr. Frank Morich as vice chairman.

DIVIDEND POLICY

We have not paid any dividends on our ordinary shares since our inception, and we currently intend to retain any future earnings to finance the growth and development of our business. Therefore, we do not anticipate that we will declare or pay any cash dividends in the foreseeable future. Except as required by law, any future determination to pay cash dividends will be at the discretion of our Management Board and Supervisory Board and will be dependent upon our financial condition, results of operations, capital requirements, and other factors our Management Board and Supervisory Board deem relevant.

MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2017

50                INVESTOR RELATIONS ACTIVITIES Management Report At the beginning of December, the Company held an Investor and Analyst Event in New York City dedicated to MOR208, immediately following the 60th ASH conference in San Diego. During this event, the latest L-MIND data were presented and the Company gave an outlook on the planned filing strategy. Following the presentation, participants were given an opportunity to address questions to the management. The event was also webcast, making it accessible to interested parties worldwide. A total of more than 100 investors, analysts and shareholders watched the Management Board’s presentations. MorphoSys also took part in over 20 international investor conferences. Several roadshows were held at various locations in both Europe and the USA. The strongest interest continued to be in the United States where a large number of specialized healthcare investors are located. Following the listing on Nasdaq in April, we estimate that nearly 50% of MorphoSys AG shares are meanwhile held by U.S. institutional investors. The Management Board also held conference calls in conjunction with the publication of the annual, half-yearly and quarterly results to report past and expected business developments and answer questions from analysts and investors. The development of our lead product candidate MOR208, the general progress of our proprietary portfolio and the partnered pipeline were the topics in investor discussions. A total of 14 analysts covered MorphoSys shares at the end of 2018. TAB. 5: ANALYST RECOMMENDATIONS (DECEMBER 31, 2018)    Buy/Overweight/Market Outperform Hold/Neutral    Reduce/Underperform                7 5 2                Detailed information on MorphoSys shares, financial ratios, the Company’s strategic direction and the Company’s recent developments can be found on the Company’s website (Media and Investors). Sustainable Business Development We are aware of our responsibility to present and future generations and see sustainable behavior as a prerequisite for long-term business success. As a biotechnology company conducting both research and drug development, observing the highest ecological, social and ethical standards is a top priority and a key component of our corporate culture. The following section describes our sustainability strategy and the activities carried out during the reporting year that represent non-financial performance indicators. The financial performance indicators are presented in the section “Analysis of Net Assets, Financial Position and Results of Operations”. Information on our management structure and corporate governance practices can be found in the Corporate Governance Report.

51 Management Report                SUSTAINABLE CORPORATE MANAGEMENT Sustainability is a hallmark of our corporate management and plays a major role in the pursuit of corporate goals and in contributing value to society. This applies to the short- and long-term objectives of all levels of management and is reflected in our core task of developing even more effective and safer drugs. To ensure lasting business success, we incorporate environmental and social responsibility into our daily business and base our business model on sustainable growth that protects the interests of our shareholders, creates long-term value and weighs our actions in terms of their impact on the environment, society, patients and employees. Internally, this business model is reflected in a progressive human resources policy that takes employees’ needs seriously. Our long-term and sustainable business success rests on innovative research and development to meet the major challenge of providing comprehensive healthcare in the future. Due to a growing and aging population, biotechnology-derived drugs represent a growing portion of the overall healthcare system. In the opinion of management, all aspects of our current business model support the sustainable investment interests of our shareholders. A comprehensive risk management system ensures that factors that could threaten sustainable corporate performance are identified early and corrected if necessary. We only accept risk when there is an opportunity to increase our enterprise value. At the same time, great effort is made to systematically identify new opportunities and leverage our business success (more information on risks and opportunities can be found on page 58). Company-wide compliance with the sustainability strategy is monitored by the entire Management Board, with primary responsibility assigned to the Chief Financial Officer. The sustainability strategy is based on the Company’s Credo, which contains the ethical principles forming the foundation of all activities of MorphoSys and its employees. The Credo is developed further by our Code of Conduct. The Compliance Committee consists of six members and is available to employees at all times. The Compliance Officer, who is also a member of the committee, coordinates the elements of MorphoSys’s Compliance Management System. More information on this subject can be found in the Corporate Governance Report. Employees can ask for advice on all matters concerning compliance and report any suspected violations. If preferred, this may be done on an anonymous basis. Violations are systematically pursued, and appropriate remedial action is taken. No such violations have been reported to date. Detailed information on the KPIs for sustainable development used by MorphoSys is provided in the section “Strategy and Company Management”. The following report on the implementation of our corporate strategy and the Company’s sustainable business development is based on the recommendations of the German Sustainability Code originally presented by the Council for Sustainable Development in October 2011 and last updated in 2017. NON—FINANCIAL PERFORMANCE INDICATORS ETHICAL STANDARDS AND COMMUNICATION WITH STAKEHOLDERS The highest scientific and ethical principles for conducting human clinical trials and animal testing are anchored in our Code of Conduct. Strict compliance with applicable national and international regulations is mandatory for all MorphoSys employees and sub-contractors.                MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2017

52 Management Report                As European and international legislation requires animal testing to determine the toxicity, pharmacokinetics and pharmacodynamics of drug candidates, the biotechnology industry cannot forgo this type of testing. Animal testing for our drug candidates is outsourced to contract research organizations (CROs) as we do not have laboratories suitable for this type of research. As part of our product development activities, we award animal experiments in accordance with the 3Rs principles of animal welfare (Replace, Reduce, Refine) as laid down in national, European and international regulations. We have established a quality assurance system with written standard operating procedures (SOPs) that are continuously updated to ensure that we only work with CROs that comply with local, national and international guidelines and animal welfare regulations. Animal studies are only conducted after approval by the relevant ethics committee and under the supervision of the attending veterinarian. Contract research organizations cooperating with us must comply with ethical principles and legal regulations for research involving animals and, in case required, have the Good Laboratory Practice (GLP) certification. This is how we ensure we fulfill our moral obligation for the respectful treatment of animals. We also conduct on-site visits and audits of the research institute’s study centers that include a review of the staff’s skills and training as well as animal welfare. We observe the ethical principles defined in The Declaration of Helsinki, and follow all applicable international and national laws and guidelines, such as Good Clinical Practice (GCP) guidelines, when conducting clinical trials. The trials are conducted in compliance with the relevant provisions on privacy and confidentiality. Protecting the rights, safety and well-being of all clinical trial participants has the highest priority at MorphoSys. Clinical trials are initiated only after the approval of the relevant independent ethics committee and/or institutional review board. Before participating in a clinical trial, each participant must voluntarily submit an informed consent. The goal of our business activities is to improve patients’ health through our scientific work. We can only achieve this goal if our activities are socially accepted. Achieving this acceptance requires a continuous and open dialog with stakeholders so that we can understand potential concerns with regard to biotechnological approaches and explain our activities and their benefits. To accomplish this, we are active in a variety of ways that range from participation in public information events to active support of the Communication and Public Relations task force of BIO Deutschland e.V., Berlin. PROCUREM ENT Our Central Purchasing and Logistics Department is responsible for negotiating and purchasing goods and services. The department is continuing to improve the efficiency of procurement management systems and processes including the introduction of electronic approval processes. Also, during this year, a new ERP system has been developed to address our future needs. ENVIRONMENTAL PROTECTION AND OCCUPATIONAL SAFETY Because the biotechnology industry is subject to stringent regulatory requirements, environmental protection and occupational safety are important tasks for us. Our Technical Operations Department and its subsections monitor our compliance with all relevant requirements. In addition to strict compliance with all legal requirements, we make a tremendous effort to maintain sustainable environmental management and the effective protection of our employees. We offer employees an extensive range of preventative healthcare options. A sample of these options can be found in the section entitled “Human Resources”.

53

Management Report

With two reportable occupational accidents in 2018, the number of accidents remained at a very low level, placing our ratio of reportable accidents significantly below the average ratio in the German chemical industry (14.6 reportable occupational accidents as defined by the employers' liability insurance association BG RCI per 1,000 full-time employees in the latest survey conducted in 2017).

We try to minimize the amount of harmful substances used in our laboratories. Only specific employees who are specially trained are allowed to work with toxins. Work involving contagious pathogens can only be carried out in secure laboratories. We only use certified companies to dispose of chemical waste and also refrain from radioactive substances.

FIG 5: OCCUPATIONAL SAFETY AT MORPHOSYS


ONLY CERTIFIED COMPANIES ARE AUTHORIZED BY MORPHOSYS TO DISPOSE OF CHEMICAL WASTE
PATHOGENIC ORGANISMS ARE PROCESSED IN LABORATORIES WITH PARTICULAR SAFETY STANDARDS
INTRODUCTION OF HAZARDOUS MATERIALS FOR R&D PURPOSES:
A dedicated biosafety team as defined by the 'Gentechnik Sicherheitsverordnung" (German Genetic Engineering Safety Directive) and other safety professionals perform an internal audit to assess the risk involved
Specific safety and evacuation training for the employees working with the substances
Assurance that all safety measures are implemented before actual work commences
LOWEST POSSIBLE AMOUNTS OF HAZARDOUS SUBSTANCES USED
ONLY SPECIALLY TRAINED EMPLOYEES ARE ALLOWED TO WORK WITH TOXIC SUBSTANCES

QUALITY ASSURANCE

Biopharmaceutical companies bear a special responsibility to comply with the highest quality and safety standards. We follow detailed procedures and stringent rules in drug development to minimize safety risks for patients and ensure the quality of the investigational medicinal products, integrity and reliability of the data generated.

To control and regulate these processes in our own drug development activities, we implemented an integrated quality management system that complies with the applicable principles of Good Manufacturing Practice (GMP), Good Clinical Practice (GCP), Good Laboratory Practice (GLP) and Good Distribution Praxis (GDP) to ensure that all development activities follow national and international laws, rules and guidelines. Our independent quality assurance department prepares an annual risk-based audit

MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2017

54 Management Report                plan enabling an objective auditing of contract research organizations, investigational sites, suppliers and contract manufacturers selected for clinical studies as well as our own departments involved in drug development activities. The Head of Quality Assurance reports to and coordinates activities with the Chief Executive Officer to meet the stringent quality standards, ensure product quality and data integrity as well as the safety of volunteers and patients in clinical trials. We hold a manufacturing license for the Qualified Person’s certification of investigational medicinal products, as well as a certificate from the German authorities of Upper Bavaria confirming the Company’s compliance with Good Manufacturing Practice (GMP) standards and guidelines.

55 Management Report                FIG. 6: QUALITY MANAGEMENT SYSTEM AT MORPHOSYS                INTELLECTUAL PROPERTY Proprietary technology and the drug candidates derived therefrom are our most valuable assets. Therefore, it is critical to our success that these assets are protected by appropriate measures such as patents and patent filings. Only through these means can we ensure that these assets are exclusively utilized. It is also the reason our Intellectual Property (IP) Department seeks out the best strategy to protect our products and technologies. The rights of third parties are also actively monitored and respected.    MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2017

56 Management Report                Our core technologies, which include the Ylanthia antibody library and the Slonomics technology amongst others, form our basis for success. Each of these technologies is protected by a number of patent families. Meanwhile, most of these patents have been granted in all of the key regions, including the markets of Europe, the United States and Asia. The same is true for our development programs. In addition to the patents that protect the drug candidates themselves, other patent applications were filed that cover other aspects of the programs. The relevant patents for our development candidates MOR103/GSK3196165 (out-licensed to GSK) and MOR202 (out-licensed to I-Mab for Greater China) are expected to expire not before 2031 (including the predicted patent term extensions and supplementary protection certificates). The MOR208 program is also protected by various patents. The key patents are scheduled to expire in 2029 (U.S.) and 2027 (Europe), not taking into account the additional protection of up to five years which is available via supplementary protection certificates or patent term extensions. Likewise, the key patent for MOR106 (out-licensed together with Galapagos to Novartis) expires in 2037, not taking into account any potential extensions. For all development programs regulatory exclusivities are available as well. The programs developed in cooperation with or for partners are also fully secured by patent protection. Our patent department works closely with the relevant partners. The patents covering these drug development programs have durations that significantly exceed those of the underlying technology patents. In addition, we monitor the activities of our competitors and initiate any necessary actions. For IP developments in the reporting year please see section “Patents” under “Research and Development and Business Performance.” HUMAN RESOURCES We follow a progressive human resources policy for the long-term retention of professionally and personally suitable employees from a variety of fields. In an industry such as ours, where success largely depends on the creativity and commitment of staff, factors such as employee retention and employee satisfaction are crucial for success. Employees have access to a broad range of in-house and external training programs, advanced education, specialized continuing education and development programs. Employees also can visit or present at industry conferences. We promote not only ongoing professional education but also the personal development of our employees and in some cases even offer support through customized coaching. We encourage all employees with management responsibility to take part in management seminars created exclusively for us. The training is offered in several modules with themes that build upon one another. The goal is not only to provide theoretical knowledge but also to prepare participants for the special demands placed on our executives. We actively promoted the professional career paths of specialists and experts once again during the reporting year. The intended goal of this type of career promotion, which is also available to employees without personnel responsibilities, is to continue to maintain flat hierarchies and place traditional management and professional career paths on an equal footing, also in terms of titles and compensation structures. We offer in-house vocational training to open up promising career prospects, particularly for young people. In awarding apprenticeships, we have been very successful in considering students who are equally

57 Management Report                suitable but do not have a diploma. On December 31, 2018, we had two trainees in the IT department and six biology laboratory trainees (December 31, 2017: two IT trainees; six biology laboratory trainees). Our corporate values – Innovation, Collaboration, Courage and Urgency – are the basis of our company culture. They determine how we act and interact. As articulated in our credo, transparent communication between employees is one central aspect of our corporate culture. One example is the employees’ use of our intranet to obtain target-group-specific information. We also have a general meeting every three weeks, in which the Management Board presents the latest developments to employees, answers questions and provides an opportunity for employees to present selected projects. Employees’ questions and feedback can be taken directly in the meeting or submitted in advance in writing – anonymously if desired. We maintain a Facebook career page to promote employer branding. The target group is potential applicants who want to learn more about us. The page presents employee profiles and reports on a variety of activities extending beyond the typical workday to give an authentic and modern impression of us. New employees are helped to become familiar with the Company through extensive onboarding activities. Employees can learn about our processes in one-day orientation seminars with presentations from all operating departments and by participating in laboratory tours. New executives are offered an additional seminar concerning their management duties. Free athletic and relaxation options, such as soccer, volleyball and basketball, as well as autogenic training and massage for a fee, all work to promote health and socializing among employees of all departments. Providing feasible concepts for reconciling a professional career with personal life is a strategic success factor for progressive companies. For many years, we have been offering employees a diverse range of options, such as flexible working hours and special part-time employment arrangements. Modern IT equipment also allows employees to work during business trips or from their home office without interruption. We make it easier for employees with families to reenter the workforce and combine work and family life. We cooperate with an external provider offering employees additional services related to care and nursing. We make every effort to protect employees from workplace hazards and maintain their health through preventative measures. The extremely low number of occupational accidents illustrates the success of our strict monitoring of all occupational protection and safety measures. During the reporting year, there were two reportable occupational accidents. We try to maintain the low number of accidents and the highest level of employee safety and well-being through the help of policies and training from the Department of Health and Occupational Safety and by offering routine medical examinations.                MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2017

58 Management Report                Risk and Opportunity Report We operate in an industry characterized by constant change and innovation. The challenges and opportunities in the healthcare sector are influenced by a wide variety of factors. Global demographic changes, medical advances and the desire to increase quality of life provide excellent growth opportunities for the pharmaceutical and biotechnology industries; however, companies must also grapple with growing regulatory requirements in the field of drug development as well as cost pressure on healthcare systems. We undertake great efforts to identify new opportunities and to leverage our business success to generate a lasting increase in enterprise value. Entrepreneurial success, however, is not achievable without conscious risk-taking. Through our worldwide operations, we are confronted with a number of risks that could affect our business. Our risk management system identifies these risks, evaluates them and takes suitable action to avert risk and reach our corporate objectives. A periodic strategy review ensures that there is a balance between risk and opportunity. We only assume risk when there is an opportunity to increase our enterprise value. RISK MANAGEMENT SYSTEM The risk management system is an essential element of our corporate governance and ensures we adhere to good corporate governance principles and comply with regulatory requirements. We have a comprehensive system in place to identify, assess, communicate and deal with our risks. The risk management system identifies risk as early as possible and details possible actions to limit operating losses and avoid risks that could andanger the company. All actions to minimize risk are assigned to risk officers, who are also members of our Senior Management Group. All of our material risks in the various business segments are assessed using a systematic risk assessment that is carried out twice a year. Risks are assessed by comparing their quantifiable financial impact with their probability of occurrence with and without initiating a risk mitigation process. This method is applied over a 12-month assessment period as well as a period of three years to include our risks related to proprietary development that have longer durations. Additionally, there is long-term strategic risk assessment that spans more than three years (qualitative assessment). An overview of our current risk assessment activities can be found in Tables 6 and 7. Risk managers enter their risks into an IT platform that makes monitoring, analyzing and documenting risks easier. The risk management system distinguishes risk owners from risk managers. For risks relating to clinical development, the risk owner is the responsible business team head for the respective clinical program. For non-clinical risks, the risk owner is the responsible department head. Employees from the respective area of the risk owner can be risk managers as long as the risks included in the risk management system fall under their area of responsibility. Risk owners and risk managers are required to update their risks and assessments at half-yearly intervals. The process for this is coordinated and led from the Corporate Finance & Corporate Development Department, which is also responsible for monitoring the evaluation process and summarizing the key information. The information is regularly presented to the Management Board which, in turn, presents the results to the Supervisory Board twice a year. The entire evaluation process is based on standardized forms for the evaluations. Risk management and monitoring activities are carried out by the relevant managers. The changes in the risk profile resulting from these activities are recorded at regular intervals. It is also possible to report important risks on an ad hoc basis when they occur outside of the regular intervals. A regular audit by external

59 Management Report                consultants ensures the ongoing development of the risk management system and that any potential changes in our risk areas are promptly incorporated. The risk and opportunity management system combines a bottom-up approach for recognizing both short- and medium-term risks with a top-down approach that systematically identifies long-term global risks and opportunities. As part of the top-down approach, workshops are held twice per year with selected members of the Senior Management Group. These workshops assess and discuss the long-term risks and opportunities in different areas, including those exceeding a period of three years. The evaluation process is solely qualitative. These risks are listed in Table 7. PRINCIPLES OF RISK AND OPPORTUNITY MANAGEMENT We continually encounter both risks and opportunities. These could have a potential material impact on our net assets and financial position as well as a direct effect on intangible assets, such as our image in the sector or our trademark. We define risk as an internal or external event that has an immediate impact and includes an assessment of the potential financial impact on our targets. There is a direct relationship between opportunity and risk. Seizing opportunities has a positive influence on our targets, whereas risk emergence has a negative influence. RESPONSIBILITIES UNDER THE RISK AND OPPORTUNITY MANAGEMENT SYSTEM Our Management Board is responsible for the risk and opportunity management system and ensures that all risks and opportunities are evaluated, monitored and presented in their entirety. The Corporate Finance Corporate Development Department coordinates the risk management process and reports regularly to the Management Board. The Supervisory Board has appointed the Audit Committee to monitor the effectiveness of our risk management system. The Audit Committee periodically reports its findings to the entire Supervisory Board, which is also directly informed by the Management Board twice a year.                 MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2017

60 Management Report     FIG. 7: RISK AND OPPORTUNITY MANAGEMENT SYSTEM AT MORPHOSYS

61 Management Report                A C C O U N T I N G- RELATED INTERNAL CONTROL SYSTEM We employ extensive internal controls, Company-wide reporting guidelines as well as other measures, such as employee training and ongoing professional education with the goal of maintaining accurate bookkeeping and accounting and ensuring reliable financial reporting in the financial statements and management report. This essential component of accounting consists of preventative, monitoring and detection measures intended to ensure security and control in accounting and operating functions. Detailed information about the internal control system for financial reporting can be found in the Corporate Governance Report. RISKS ACCORDING TO RISK MANAGEMENT SYSTEM RISK CATEGORIES As part of its risk assessment, we assign risks to the six categories described below. The assessment of the relevance of the risks is not distinguished according to categories but according to impact and probability of occurrence. Therefore, Tables 6 and 7, which list our biggest risks, do not necessarily include risks from all six categories. FINANCIAL RISK Our financial risk management seeks to limit financial risk and reconciles this risk with the requirements of our business. Financial risk can arise in relation to licensing agreements, for example when projects (products or technologies) do not materialize, are delayed or are out-licensed under different terms and conditions than originally planned. Risk also arises when revenues do not reach their projected level or when costs are higher than planned due to greater resource requirements. Detailed project preparations, such as those made through in-depth exchanges with internal and external partners and consultants, ensure the optimal starting point early in the process and are important for minimizing risk. Our financial risk related to proprietary programs was reduced in July 2018 when we, together with Galapagos NV, entered into a worldwide, exclusive agreement with Novartis Pharma AG covering the development and commercialization of our joint program MOR106. The financial risk relating to the fully proprietary program MOR208 remains entirely with us. We retain some risk with respect to the clinical development of programs introduced into partnerships; for example MOR210. In 2018 we partnered this program with I-Mab for China, Taiwan, Hong Kong, Macao and South Korea, but retain responsibility for the rest of the world ourselves. The early termination of development partnerships may force us to bear future development costs alone and have a major impact on our income statement and financial planning. Through our successful Nasdaq IPO in April 2018, we strengthened our financial position. Continuing economic difficulties in Europe indicate that potential bank insolvencies still pose a financial risk. For this reason, we continue to invest only in funds and bank instruments deemed safe – to the extent this is possible and can be estimated – and that have a high rating and/or are secured by a strong partner. We limit our dependence on individual financial institutions by diversifying and/or investing in lower risk money market funds. However, a strategy that eliminates all risks of bank insolvency would be too costly and impractical. For example, German government bonds are a very secure form of investment but currently trade with negative interest rates. A further risk is the receipt of adequate interest on financial investments, particularly in light of today’s negative interest rates. It is currently very difficult for us to invest within the scope of our policies and still avoid negative interest rates. We invest when possible in                MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2017

62 Management Report                instruments that yield positive interest rates. However, there is no guarantee that positive, safe, interest-bearing investments will always be available. In the Partnered Discovery segment, there is a financial risk associated with royalties on Tremfya® product sales. Revenues generated by our partner Janssen from the drug, which was approved in 2017, are difficult to predict and may lead to deviations from the budgeted revenues. We plan to continue to invest a significant portion of our funds in the development of our product candidates. This includes identifying target molecules and drug candidates, conducting preclinical and clinical studies, producing clinical material, supporting partners and co-developing programs. Current financial resources and expected revenues are expected to be sufficient to meet our current and short-term capital needs. This does not guarantee, however, that sufficient funds will be available over the long term at all times. OPERATIONAL RISK Operational risk includes risks related to the discovery and development of proprietary drug candidates. The termination of a clinical trial prior to out-licensing to partners – which does not necessarily imply the failure of an entire program – can occur when the trial does not produce the expected results, shows unexpected adverse side effects or the data are compiled incorrectly. Clinical trial design and drafts of development plans are always completed with the utmost care. This gives the trials the best opportunity to show relevant data in clinical testing and convince regulatory agencies and potential partners of the drug candidate’s potential. External experts also contribute to our existing internal know-how. Special steering committees and panels are formed to monitor the progress of clinical programs. Any changes with respect to clinical trials such as the trial’s design, the speed at which patients can be recruited or upcoming alternative therapies may lead to a delay in development and, as a result, have a negative impact on the trial’s economic feasibility and potential. There is also a risk associated with proprietary programs if partnerships fail or are delayed. STRATEGIC RISK Access to sufficient financing options also poses a strategic risk for us. Following our decision to develop our proprietary portfolio in-house, the financing of research and development is now a key focus. Risks in this respect can arise from a lack of access to capital. We established an in-depth budget process to mitigate these risks. We also employ various departments and external consultants to ensure the smooth execution of capital market transactions. A further strategic risk is the danger that a development program introduced into a partnership may fail. Partnerships can be terminated prematurely, forcing us to search for new development partners or bear the substantial cost of further development alone. This may result in a delay or even the termination of the development of individual candidates and could lead to additional costs and a potential long-term loss of revenues for us due to delayed market entry. Another strategic risk is that preliminary data from clinical trials may lead to the trial’s termination or a change in the trial’s design.

63 Management Report                With respect to the development and potential approval of MOR208, we are currently preparing a submission of a regulatory filing with the FDA based on the single-arm L-MIND trial. There may be a strategic risk that the regulatory authorities do not accept a filing and/or grant approval based on single-arm data for MOR208 plus lenalidomide. EXTERNAL RISKS We face external risks with respect to intellectual property, among others. The patent protection of our proprietary technologies and compounds is especially important. To minimize risks in this area, we keep a vigilant eye on published patents and patent applications and analyze the corresponding results. We also develop strategies to ensure that the patents or patent applications of others do not limit our ability to pursue our own activities. Through the years, we have seen increasing success with this strategy and have created ample leeway for our proprietary technology platforms and products for many years to come. Risks can also arise through the enforcement of our intellectual property rights vis-à-vis third parties. The respective proceedings can be costly and mobilize significant resources. There is also the risk that a third party files a counter-claim against us. External risks may also arise as a result of changes in the legal framework. This risk is minimized through continued training of the relevant staff and discussions with external experts. It is also conceivable that competitors might challenge our patents or infringe on our patents or patent families, which in turn could lead us to take legal action against our competitors. Such procedures, particularly when they take place in the U.S., are costly and represent a significant financial risk. As an internationally operating biotechnology company with numerous partnerships and an in-house research and development department for developing drug candidates, we are subject to a number of regulatory and legal risks. These risks include those related to patent, competition, tax and antitrust law, potential liability claims from existing partnerships and environmental protection. The Regulatory Affairs department is also affected by this risk in terms of the feedback it receives from regulators on study design. Future legal proceedings are conceivable and cannot be anticipated. Therefore, we cannot rule out that we may incur expenses for legal or regulatory judgments or settlements that are not or cannot be partially or fully covered by insurance and may have a significant impact on our business and results. ORGANIZATIONAL RISK Organizational risks arise, for example, with respect to setting up commercial structures and the related costs. For us, this means that processes and procedures need to be adapted accordingly. In September 2017, we established a “Global Commercial” department, which works with external consultants to set up commercial structures in the headquarters and supports other functions to get ready for commercialization. In July 2018, we opened a 100% affiliate in the U.S., MorphoSys US Inc., which will be the first commercial operation. Highly experienced employees are being hired to ensure thorough preparation for launch. Risk also arises from missing or delayed information within the organization on patent issues. COMPLIANCE RISK Compliance risks can arise when quality standards are not met, or business processes are not conducted properly from a legal standpoint. To counter these risks, we are committed to having our business operations meet the highest quality standards as set out in the Sustainability Report. Carrying out a compliance risk analysis is a central tool of the Compliance Management System.                MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2017

64 Management Report                Specific risks can arise, for example, when the internal quality management system does not meet the legal requirements or when there is no internal system for detecting quality problems. If the internal controls are not able to detect violations of Good Manufacturing Practice (GMP), Good Clinical Practice (GCP), Good Laboratory Practice (GLP) or Good Distribution Praxis (GDP) then this also would represent a compliance risk. To minimize risk, the internal quality management system is also regularly audited by external experts and subjected to recurring audits by an internal, independent quality assurance department. Inadequate or late financial communication can lead to fines or even lawsuits. Annual General Meetings conducted incorrectly may lead to legal disputes with shareholders resulting in significant costs from attempts to prevent either a challenge to or repeat of the Annual General Meeting. Pending decisions for corporate actions, such as capital increases, could also be compromised. To minimize these risks, the preparation and execution of the Annual General Meeting and all related documents and processes are carefully reviewed and monitored by the relevant internal departments, as well as by external lawyers and auditors when it comes to the annual financial statements. None of the Top 10 Risks listed in Tables 6 and 7 belonged to this risk category in the reporting period. THE MANAGEMENT BOARD’S EVALUATION OF THE OVERALL RISK SITUATION IN OUR COMPANY Our Management Board considers the overall risk to be manageable and trusts in the effectiveness of the risk management system in relation to changes in the environment and the needs of the ongoing business. It is the Management Board’s view that our continued existence is not jeopardized. This conclusion is based on several factors that are summarized below: We have an exceptionally high equity ratio. The Management Board firmly believes that we are well positioned to cope with any adverse events that may occur. We control a comprehensive portfolio of preclinical and clinical programs in partnerships with a number of large pharmaceutical companies and have a strong foundation of technologies for expanding our proprietary portfolio. Despite these factors, it is impossible to rule out, control or influence risk in its entirety. OPPORTUNITIES Cutting-edge antibody technologies, excellent know-how and a broad portfolio of validated clinical programs have made us one of the world’s leading biotechnology companies in the field of therapeutic antibodies. This therapeutic class is now one of the most successful in the industry, and there is an impressive number of pharmaceutical and biotechnology companies in the field of antibodies that could potentially become customers or partners for our products and technologies. Based on this fact and our extensive, long-term technological and product development expertise, we have identified a number of future growth opportunities. Our technologies for developing and optimizing therapeutic antibody candidates have distinct advantages that can lead to higher success rates and shorter development times in the drug development process. The transfer and application of our core capabilities – even those outside of the field of antibodies – opens up new opportunities for us because many classes of compounds have similar molecular structures.

65 Management Report                OPPORTUNITY MANAGEMENT SYSTEM The opportunity management system is an important component of our corporate management and is used to identify opportunities as early as possible and generate added value for us. Opportunity management is based on the following pillars: a routine discussion forum involving the Management Board and selected members of the Senior Management Group; our business development activities; a technology scouting team; a compound scouting team; and an in-house suggestion scheme, with appropriate incentive systems, for new scientific ideas. Committees discuss specific opportunities and decide what action should be taken to exploit these opportunities. The meetings and their outcomes are recorded in detail, and any subsequent action is reviewed and monitored. Our Business Development Team takes part in numerous conferences and in the process identifies different opportunities that can enhance our growth. These opportunities are presented and considered by the committee by means of an evaluation process. The technology scouting team searches specifically for innovative technologies that can generate synergies with our existing technology platforms and could be used to source new therapeutic molecules. The compound scouting team searches specifically for compounds that can add to our proprietary pipeline or future sales force. These outcomes are also discussed and evaluated in interdepartmental committees. A proven process for evaluating opportunities gives us a qualitative and replicable evaluation. Our key opportunities are described in Table 8 (qualitative evaluation). GENERAL STATEMENT ON OPPORTUNITIES Increased life expectancy in industrialized countries and rising incomes and living standards in emerging countries are expected to drive the demand for more innovative treatment options and advanced technologies. Scientific and medical progress has led to a better understanding of the biological process of disease and paves the way for new therapeutic approaches. Innovative therapies, such as fully human antibodies, have reached market maturity in recent years and have led to the development of commercially successful medical products. Therapeutic compounds based on proteins – also referred to as “biologics” – are less subject to generic competition than chemically produced molecules because the production of biological compounds is far more complex. The sharp rise in both the demand for antibodies and the interest in this class of drug candidates can be seen by the acquisitions and significant licensing agreements made over the past two to three years. MARKET OPPORTUNITIES We believe our antibody platforms HuCAL, Ylanthia, Slonomics, the HTH peptide technology and the in-licensed lanthipeptide technology can all be used to develop products addressing significant unmet medical needs. THERAPEUTIC ANTIBODIES – PROPRIETARY DEVELOPMENT It is reasonable to assume that the pharmaceutical industry will continue or even increase its in-licensing of drugs to refill its pipelines and replace key products and blockbusters that have lost patent protection. Our most advanced compounds MOR103/GSK3196165, MOR106, MOR202 and MOR208 place us in an excellent position to capitalize on the needs of pharmaceutical companies. Our collaborations with GSK    MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2017

66 Management Report                (for MOR103/GSK3196165), with I-Mab (MOR202 and MOR210) and with Novartis (MOR106) exemplify this point. We are continuously enhancing our proprietary portfolio and will continue to advance it by adding clinical trials with our key drug candidates in new disease areas and by adding additional programs. In this way, we may take advantage of existing and future opportunities for co-development or partnerships. We are also looking for more opportunities to in-license promising drug candidates. The drug candidate MOR208 may provide us with our first opportunity to independently market a drug. THERAPEUTIC ANTIBODIES – PARTNERED DEVELOPMENT By developing drugs with a number of partners, we have been able to spread the risk that is inevitably linked with drug development. With 103 individual therapeutic antibodies currently in partnered development programs, it is becoming more likely that we will have an opportunity to participate financially in marketed drugs. Since the first regulatory approval of Tremfya® by the U.S. FDA in mid-2017, our licensee Janssen reported in October that new Tremfya® (guselkumab) 3-year data show stably maintained rates of skin clearance in patients with moderate to severe plaque psoriasis. In December, Janssen reported that results from the ECLIPSE study demonstrated that Tremfya® was superior to Cosentyx® (secukinumab) in treating adults with moderate to severe plaque psoriasis for the primary endpoint of a PASI 90 response at week 48. Tremfya® has received further regulatory approval in a number of territories worldwide, including Canada, the European Union, Brazil, Japan, Australia and South Korea to treat patients suffering from moderate-to-severe plaque psoriasis and in Japan additionally for the treatment of psoriatic arthritis, pustular psoriasis and erythrodermic psoriasis. Moreover, Tremfya® is being investigated in clinical studies including two phase 3 trials in psoriatic arthritis and a phase 2/3 clinical study program in Crohn’s disease. Janssen also initiated a phase 2 study (NOVA) to evaluate guselkumab in hidradenitis suppurativa. In June 2018, we announced new phase 3 clinical trials by our partner Roche with gantenerumab in early Alzheimer’s disease. TECHNOLOGY DEVELOPMENT We continue to invest in our existing and new technologies to defend our technological leadership. One example is our new antibody platform Ylanthia that enjoys much longer patent protection than its predecessor HuCAL. This type of technological advance can help us to increase not only the speed but also the success rate of our partnered and proprietary drug development programs. New technology modules that enable the production of antibodies against novel classes of target molecules can also provide access to new disease areas in which antibody-based treatments are underrepresented. In September 2018, we announced an expansion of the existing strategic dermatology alliance with LEO Pharma A/S. The objective of the alliance is to identify novel, peptide-derived therapeutics for unmet medical needs. Under the terms of the agreement, LEO Pharma will select targets against which MorphoSys will identify lead molecules using its proprietary peptide technology platform. MorphoSys has an exclusive option to secure worldwide rights to any drugs arising from the collaboration in the field of oncology.

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Technology development is carried out by a team of scientists whose focus is the further development of our technologies. We not only develop technology internally but also use external resources to enhance our own activities. A good example of this is our acquisition of Lanthio Pharma, a Dutch company developing lanthipeptides.

ACQUISITION OPPORTUNITIES

In the past, we have proven our ability to acquire compounds and technologies that accelerate our growth. Potential acquisition candidates are also systematically presented, discussed and evaluated during the routine meetings described above between the Management Board and selected members of the Senior Management Group. After these meetings, promising candidates are reviewed in terms of their strategic synergies and evaluated by internal specialist committees. Protocols are completed on all candidates and evaluations are systematically archived for follow-up and monitoring. A proprietary database helps administer this information and keep it available.

FINANCIAL OPPORTUNITIES

Exchange rate and interest rate developments can positively or negatively affect our financial results. Interest rate and financial market developments are continuously monitored to promptly identify and take advantage of opportunities.

TAB. 6: SUMMARY OF OUR KEY SHORT- AND MEDIUM-TERM RISKS

	Risk category	3-year assessment	
Proprietary Development segment			
Risks related to building a marketing structure	Financial	●●	Moderate
Failure of one or more proprietary clinical programs	Financial, strategic, operational	●●	Moderate
Risks related to regulatory approval process	Financial, strategic	●●	Moderate
Increase in development costs	Strategic	●●	Moderate
Outside of the Proprietary Development segment			
Failure to reach revenue targets in Partnered Discovery programs	Financial	●●	Moderate

	Risk category	1-year assessment	
Proprietary Development segment			
Failure of one or more proprietary clinical programs	Operational	●●●	High
Risks related to regulatory approval process	Strategic	●●	Moderate
Delay in the development of one or more proprietary clinical programs and/or higher development costs	Financial, operational, organizational	●●	Moderate
Risks related to technology access	Strategic	●	Low
Patent-related risks	External	●	Low
Outside of the Proprietary Development segment			
Failure to reach revenue targets in Partnered Discovery programs	Financial	●●	Moderate
Risks from bank insolvencies	Financial	●	Low

Legend

●	Low risk:	low probability of occurrence, low impact
●●	Moderate risk:	moderate probability of occurrence, moderate impact
●●●	High risk:	moderate probability of occurrence, moderate to strong impact

MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2017

68                Catastrophic risk:high probability of occurrence, severe impact    TAB. 7: SUMMARY OF OUR KEY LONG-TERM RISKS Management Report Segment     Proprietary Development    Proprietary Development    Proprietary Development    Partnered Discovery    Proprietary Development    Risk    Failure to get approval or significant delay of approval of lead proprietary program    Failure to build a commercial structure in the U.S. Negative study outcome of lead proprietary program Discontinuation, delay or less revenue than expected from late-stage partnered compounds    Termination of earlier stage proprietary programs Order of importance1    1    2    3    4    5 1Declining importance of risk from 1 to 5, whereby 1 represents the most important risk.

69                TAB. 8: SUMMARY OF OUR KEY OPPORTUNITIES Management Report Segment     Order of    Opportunity importance1                Potential FDA approval for MOR208 based on L-MIND study in r/r    Proprietary Development DLBCL and successful commercialization of the drug 1                Proprietary Development Potential positive outcome in CD38 patent infringement lawsuit2 2    Proprietary Development MOR202 development in autoimmune disease 3                1Declining importance of opportunity from 1 to 3, whereby 1 represents the greatest opportunity. The assessment of opportunities is based on the evaluation of the opportunity management system in the reporting year. Due to the settlement in the patent lawsuit with Janssen Biotech and Genmab A/S as of January 31, 2019, this is no longer an opportunity for MorphoSys and therefore it will not be evaluated in the opportunity management system any more.                 MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2017

70 Management Report                Statement on Corporate Governance, Group Statement on Corporate Governance and Corporate Governance Report The Statement on Corporate Governance, the Group Statement on Corporate Governance and the Corporate Governance Report are available on our website under Media and Investors – Corporate Governance. STATEMENT ON CORPORATE GOVERNANCE UNDER SECTION 289F HGB AND GROUP STATEMENT ON CORPORATE GOVERNANCE UNDER SECTION 315D HGB FOR THE 2018 FINANCIAL YEAR In the Statement on Corporate Governance under Section 289f HGB and the Group Statement on Corporate Governance under Section 315d HGB, the Management Board and the Supervisory Board provide information on the main elements of our corporate governance. In addition to the annual Declaration of Conformity in accordance with Section 161 of the Stock Corporation Act (AktG), the Statement on Corporate Governance and the Group Statement on Corporate Governance also include relevant information on corporate governance practices and other aspects of corporate governance, including a description of the working practices of the Management Board and Supervisory Board. DECLARATION OF CONFORMITY WITH THE GERMAN CORPORATE GOVERNANCE CODE (THE “CODE”) OF THE MANAGEMENT BOARD AND SUPERVISORY BOARD OF MORPHOSYS AG The Management Board and Supervisory Board of MorphoSys AG declare the following under Section 161 of the German Stock Corporation Act: Since the last Declaration of Conformity on December 1, 2017, MorphoSys has complied with the recommendations of the “Government Commission on the German Corporate Governance Code” in the version from February 7, 2017 with the following exception: There is no cap on the overall or individual variable remuneration components of Management Board members’ remuneration (see Item 4.2.3 (2) sentence 6 of the Code). Based on the Supervisory Board’s existing limitations for the Management Board’s variable remuneration components and their annual allocation, the Supervisory Board does not believe that an additional cap is required. MorphoSys will continue to comply with the recommendations of the “Government Commission on the German Corporate Governance Code” in the version dated February 7, 2017 with the exception described under Item 1.    Planegg, November 30, 2018 MorphoSys AG
On behalf of the Management Board: Dr. Simon Moroney Chief Executive Officer On behalf of the Supervisory Board: Dr. Marc Cluzel Chairman of the Supervisory Board

71 Management Report                RELEVANT INFORMATION ON CORPORATE GOVERNANCE PRACTICES We ensure compliance with laws and rules of conduct through the Company-wide enforcement of the following documents: the Code of Conduct, the Compliance Management Handbook and additional internal policies and guidelines. Our Code of Conduct sets out the fundamental principles and key policies and practices for business behavior. The Code is a valuable tool for employees and executives, particularly in business, legal and ethical conflict situations. It reinforces our principles of transparent and sound management and fosters trust from the public, business partners, employees and financial markets, and the compliance with the Code of Conduct is carefully monitored. The Company-wide application of the Code is overseen by the Compliance Committee, and the Code itself is regularly reviewed and updated. The Code of Conduct is being distributed to each new employee and can be downloaded from our website under Media and Investors – Corporate Governance. The Compliance Handbook describes our Compliance Management System (CMS) and is intended to ensure compliance with all legal regulations as well as high ethical standards that apply to both the management and all employees. The Management Board has overall responsibility for the Compliance Management System and is required to report regularly to the Audit Committee and the Supervisory Board. In carrying out its compliance responsibility, the Management Board has assigned the relevant tasks to various functions at MorphoSys. The Compliance Officer ensures the exchange of information between the internal compliance-relevant functions. The Compliance Officer monitors our existing CMS and upgrades it based on decisions taken by the Management Board and Compliance Committee. The Compliance Officer is the first point of contact for each employee for all compliance-related issues. The Compliance Committee includes representatives from different functions and meets quarterly. The Compliance Committee supports the Compliance Officer in the implementation and monitoring of the CMS. The Compliance Committee is particularly responsible for the identification and discussion of all compliance-relevant issues and thus makes it possible for the Compliance Officer as well as the other members of the Compliance Committee to periodically verify our compliance status and, if necessary, update the CMS. More information on our Compliance Management System can be found in the Corporate Governance Report. COMPOSITION OF THE MANAGEMENT BOARD AND SUPERVISORY BOARD MANAGEMENT BOARD The Management Board of the Company consists of a Chief Executive Officer and three other members. A schedule of responsibilities currently defines the different areas of responsibility as follows: Dr. Simon Moroney, Chief Executive Officer: Strategy and Planning, Compliance & Quality Assurance, Internal Audit, Human Resources, Business Development & Portfolio Management, Legal, Commercial Planning, the coordination of individual areas of the Management Board, representation of the Management Board vis-à-vis the Supervisory Board Jens Holstein, Chief Financial Officer: Accounting & Tax, Controlling, Corporate Finance & Corporate Development, IT, Technical Operations, Central Purchasing & Logistics, Corporate Communications & Investor Relations, Environmental Social Governance (ESG)    MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2017

72 Management Report                Dr. Markus Enzelberger, Chief Scientific Officer: Discovery Alliances & Technologies, CMC & Protein Sciences, Alliance Management, Supply Chain, Intellectual Property, Lanthio Pharma Dr. Malte Peters, Chief Development Officer: Preclinical Research, Project Management, Clinical Development, Clinical Operations, Drug Safety & Pharmacovigilance, Regulatory Affairs SUPERVISORY BOARD As of December 31, 2018, our Supervisory Board consisted of six members who oversee and advise the Management Board. The current Supervisory Board consists of professionally qualified members who represent our shareholders. The Chairman of the Supervisory Board (Dr. Gerald Möller until May 17, 2018 and Dr. Marc Cluzel since May 17, 2018), coordinates the Board’s activities, chairs the Supervisory Board meetings and represents the interests of the Supervisory Board externally. All Supervisory Board members are independent, as defined in the German Corporate Governance Code and the Nasdaq Listing Rules, and have many years of experience in the biotechnology and pharmaceutical industries. The Chairman of the Supervisory Board is not a former member of our Management Board. The members of the Supervisory Board and its committees are listed in the table below. TAB. 9: COMPOSITION OF THE SUPERVISORY BOARD UNTIL TERMINATION OF THE 2018 ANNUAL GENERAL MEETING                Remuneration                and Science and    Initial    Audit Nomination Technology Name Position Appointment End of Term Committee Committee Committee                Dr. Gerald Möller Chairman 1999 2018                 Dr. Frank Morich Deputy Chairman 2015 2020                 Krisja Vermeylen Member 2017 2019                 Klaus Kühn Member 2015 2020                 Dr. Marc Cluzel Member 2012 2018                 Wendy Johnson Member 2015 2020                 Independent financial exper t Chairperson    Member

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TAB. 10: COMPOSITION OF THE SUPERVISORY BOARD SINCE TERMINATION OF THE 2018 ANNUAL GENERAL MEETING

Name	Position	Initial Appointment	End of Term	Audit Committee	Remuneration and Nomination Committee	Science and Technology Committee
Dr. Marc Cluzel	Chairman	2012	2021		Member	
Dr. Frank Morich	Deputy Chairman	2015	2020		Member	Member
Krisja Vermeylen	Member	2017	2019	Member	Chairperson	
Michael Brosnan (Independent financial expert)	Member	2018	2020	Chairperson		
Dr. George Golumbeski	Member	2018	2020			Chairperson
Wendy Johnson	Member	2015	2020	Member		Member

Independent financial expert   Chairperson   Member

WORKING PRACTICES OF THE MANAGEMENT BOARD AND SUPERVISORY BOARD

To ensure good corporate governance, a guiding principle of the cooperation between our Management Board and Supervisory Board is the open, comprehensive and regular communication of information. The dual board system prescribed by the German Stock Corporation Act clearly differentiates between a company's management and supervision. The responsibility of both boards is clearly stipulated by law and by the boards' bylaws and Articles of Association. The boards work closely together to make decisions and take actions for our benefit. Their stated objective is to sustainably increase our value.

Management Board members each have their own area of responsibility as defined in the schedule of responsibilities. They regularly report to their Management Board colleagues, their cooperation being governed by the bylaws. The Supervisory Board ratifies both the schedule of responsibilities and the bylaws. Management Board meetings are typically held weekly and are chaired by the Chief Executive Officer. During these meetings, resolutions are passed concerning dealings and transactions that, under the bylaws, require the approval of the entire Management Board. At least half of the Management Board's members must be present to pass a resolution. Management Board resolutions are passed by a simple majority and, in the event of a tied vote, the Chief Executive Officer's vote decides. For material events, each Management Board or Supervisory Board member can call an extraordinary meeting of the entire Management Board. Management Board resolutions can also be passed outside of meetings by an agreement made orally, by telephone or in writing (also by e-mail). Minutes are taken of each meeting of the full Management Board, are submitted for approval to the full Management Board and for signature by the Chief Executive Officer at the following meeting.

In addition to the regularly scheduled meetings, Management Board strategy workshops are also held for developing and prioritizing the Company-wide strategic objectives.

The Management Board promptly and comprehensively informs the Supervisory Board in writing and at Supervisory Board meetings about planning, business development, the Company's position, risk management and other compliance issues. Extraordinary meetings of the Supervisory Board are also called for material events. The Management Board involves the Supervisory Board in the strategy,

MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2017

74 Management Report                planning and all fundamental Company issues. In addition to regular Supervisory Board meetings, a strategy meeting takes place between the Management Board and Supervisory Board once annually to discuss our strategic direction. The Management Board’s bylaws specify that material business transactions require the approval of the Supervisory Board. Detailed information on the cooperation of the Management Board and Supervisory Board and important items of discussion during the 2018 financial year can be found in the Report of the Supervisory Board. The Supervisory Board holds a minimum of two meetings per calendar half-year and at least four meetings per full calendar year. The Supervisory Board has supplemented the Articles of Association with bylaws that apply to its duties. In accordance with these bylaws, the Chairperson of the Supervisory Board coordinates the activities of the Supervisory Board, chairs the Supervisory Board meetings and represents the interests of the Supervisory Board externally. The Supervisory Board typically passes its resolutions in meetings, but resolutions may also be passed outside of meetings in writing (also by e-mail), by telephone or video conference. The Supervisory Board has a quorum when at least two-thirds of its members (including either the Chairperson or Deputy Chairperson of the Supervisory Board) take part in the vote. Resolutions of the Supervisory Board are generally passed with a simple majority unless the law prescribes otherwise. In the event of a tied vote, the vote of the Chairperson of the Supervisory Board is decisive. Minutes are completed for Supervisory Board meetings and resolutions passed outside of meetings. A copy of the Supervisory Board’s minutes is made available to all Supervisory Board members. The Supervisory Board conducts an efficiency evaluation regularly in accordance with the recommendation in Item 5.6 of the Code. COMPOSITION AND WORKING PRACTICES OF THE MANAGEMENT BOARD AND SUPERVISORY BOARD COMMITTEES The Management Board has not formed any committees. The Supervisory Board has three committees: the Audit Committee, the Remuneration and Nomination Committee and the Science and Technology Committee. The members of the three committees formed by the Supervisory Board are professionally qualified.

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TAB. 11: PARTICIPATION OF SUPERVISORY BOARD MEMBERS

SUPERVISORY BOARD MEETINGS

Name	by phone 01/16 2018	03/09 2018	05/16 2018	05/17 2018	by phone 06/24 2018	07/26 2018	07/27 2018	10/26 2018	12/12 2018
Dr. Gerald Möller[1]	X	X	X						
Dr. Marc Cluzel	X	X	X	X	X	X	X	X	X
Wendy Johnson	X	X	X	X	X	X	X	X	X
Klaus Kühn[1]	X	X	X						
Dr. Frank Morich	X	X	X	X	X	X	X	X	X
Krisja Vermeylen	X	X	X	X	X	X	X	X	X
Dr. George Golumbeski[2]				X	X	X	X	X	X
Michael Brosnan[2]					X	X	X	X	X

[1] Supervisory Board member until termination of the 2018 Annual General Meeting.

[2] Supervisory Board member since termination of the 2018 Annual General Meeting.

MEETINGS OF THE AUDIT COMMITTEE

Name	03/08/2018	by phone 04/26/2018	07/25/2018	10/26/2018	12/12/2018
Wendy Johnson	X	X	X	X	X
Klaus Kühn[1]	X	X			
Krisja Vermeylen	X	X	X	X	X
Michael Brosnan[2]			X	X	X

[1] Supervisory Board member until termination of the 2018 Annual General Meeting.

[2] Supervisory Board member since termination of the 2018 Annual General Meeting.

MEETINGS OF THE REMUNERATION AND NOMINATION COMMITTEE

Name	by phone 01/16/2018	by phone 03/02/2018	by phone 05/07/2018	by phone 06/08/2018	by phone 10/10/2018
Dr. Gerald Möller[1]	X	X	X		
Dr. Marc Cluzel	X	X	X	X	X
Krisja Vermeylen	X	X	X	X	X
Frank Morich				X	X

[1] Supervisory Board member until termination of the 2018 Annual General Meeting.

MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2017

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MEETINGS OF THE SCIENCE AND TECHNOLOGY COMMITTEE

Name	03/08/2018	05/16/2018	06/18 & 19/2018	07/25/2018	10/26/2018	12/12/2018
Dr. Marc Cluzel	X	X				
Wendy Johnson	X	X		X	X	X
Dr. Frank Morich	X	X		X	X	X
Dr. George Golumbeski[1]			X	by phone	X	X

[1] Supervisory Board member since termination of the 2018 Annual General Meeting.

AUDIT COMMITTEE

The main task of the Audit Committee is to support the Supervisory Board in fulfilling its supervisory duties with respect to the accuracy of the annual and consolidated financial statements, the activities of the auditor and internal control functions, such as risk management, compliance and internal auditing. The Audit Committee submits a recommendation to the Supervisory Board for the election at the Annual General Meeting of an independent auditor. The members of the Audit Committee until May 17, 2018 were Klaus Kühn (Chairperson), Wendy Johnson and Krisja Vermeylen. The members of the Audit Committee since May 17, 2018 are Michael Brosnan (Chairperson), Wendy Johnson and Krisja Vermeylen. Michael Brosnan currently fulfills the prerequisite of an independent financial expert.

REMUNERATION AND NOMINATION COMMITTEE

The Remuneration and Nomination Committee is responsible for preparing and reviewing the Management Board's compensation system annually before its final approval. When necessary, the Committee searches for suitable candidates to appoint to the Management Board and Supervisory Board and submits appointment proposals to the Supervisory Board. The Committee also prepares the contracts made with Management Board members. The members of the Remuneration and Nomination Committee until May 17, 2018 were Dr. Gerald Möller (Chairperson), Dr. Marc Cluzel and Krisja Vermeylen. The members of the Remuneration and Nomination Committee since May 17, 2018 are Krisja Vermeylen (Chairperson), Dr. Marc Cluzel and Frank Morich.

SCIENCE AND TECHNOLOGY COMMITTEE

The Science and Technology Committee advises the Supervisory Board on matters concerning proprietary drug and technology development and prepares the relevant Supervisory Board resolutions. The members of the Science and Technology Committee until May 17, 2018 were Dr. Marc Cluzel (Chairperson), Dr. Frank Morich and Wendy Johnson. The members of the Science and Technology Committee since May 17, 2018 are Dr. George Golumbeski (Chairperson), Dr. Frank Morich and Wendy Johnson.

In line with Section 5.4.1. para. 5 sentence 2 of the Corporate Governance Code, the Supervisory Board members' biographies are published on our website under Company – Management – Supervisory Board.

CORPORATE GOVERNANCE REPORT

At MorphoSys, responsible, sustainable and value-oriented corporate governance is a high priority. Good corporate governance is an essential aspect of our corporate management and forms the framework for the Company's management and supervision, which includes the Company's organization, commercial principles and tools for its guidance and control.

77 Management Report                The German Corporate Governance Code (“the Code”) provides a standard for the transparent monitoring and management of companies that strongly emphasizes shareholder interests. The Code was originally published by the German Federal Ministry of Justice (Bundesministerium der Justiz) in 2002 and was most recently amended on February 7, 2017 and published by the German Federal Gazette (Bundesanzeiger) on April 24, 2017. The Code contains recommendations (Empfehlungen) and suggestions (Anregungen) relating to the management and supervision of German companies that are listed on a stock exchange. It follows internationally and nationally recognized standards for good and responsible corporate governance. The purpose of the Code is to make the German system of corporate governance transparent for investors. The Code includes corporate governance recommendations and suggestions with respect to shareholders and shareholders’ meetings, the management and Supervisory Boards, transparency, accounting policies and auditing. There is no obligation to comply with the recommendations or suggestions of the Code. The German Stock Corporation Act requires only that the Management Board and Supervisory Board of a German listed company issue an annual declaration that either (i) states that the company has complied with the recommendations of the Code or (ii) lists the recommendations that the company has not complied with and explains its reasons for deviating from the recommendations of the Code. In addition, a listed company is also required to state in this annual declaration whether it intends to comply with the recommendations or list the recommendations it does not plan to comply with in the future. These declarations have to be published permanently on the company’s website. If the company changes its policy on certain recommendations between such annual declarations, it must disclose this fact and explain its reasons for deviating from the recommendations. Non-compliance with suggestions contained in the Code need not be disclosed. Many of the corporate governance principles contained in the Code have been practiced at MorphoSys for many years. Our corporate governance is detailed in the Statement on Corporate Governance under Section 289f HGB and 315d HGB. The statement also contains the annual Declaration of Conformity, relevant information on corporate governance practices and a description of the Management Board and Supervisory Board’s working practices. Additional information can be found in this Corporate Governance Report. COMMUNICATION WITH THE CAPITAL MARKETS At MorphoSys, a key principle of corporate communication is to inform institutional investors, private shareholders, financial analysts, employees and all other stakeholders, simultaneously and fully of the Company’s situation through regular, transparent and timely communication. Shareholders have immediate access to the information provided to financial analysts and similar recipients and can obtain this information in both German and English. The Company is firmly committed to following a fair information policy. Regular meetings with analysts and investors in the context of road shows and individual meetings play a central role in investor relations at MorphoSys. Conference calls accompany publication of quarterly results and give analysts and investors an immediate opportunity to ask questions about the Company’s development. Company presentations for on-site events, visual and audio recordings of other important events as well as conference call transcripts are also available on the Company’s website to all interested parties. The Company’s website www.morphosys.com serves as a central platform for current information on the Company and its development. Financial reports, analyst meetings and conference presentations, as well    MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2017

78 Management Report                as press releases and ad hoc statements, are also available. The important regularly scheduled publications and events (annual reports, interim reports, annual general meetings and press and analyst conferences) are published in the Company’s financial calendar well in advance. ESTABLISHMENT OF SPECIFIC TARGETS FOR THE COMPOSITION OF THE SUPERVISORY BOARD The Supervisory Board shall determine concrete objectives regarding its composition and prepare a profile of skills and expertise for the Supervisory Board such that (i) the Supervisory Board in its entirety has the necessary knowledge, skills and professional experience to properly perform its duties, (ii) the Company’s international activities and potential conflicts of interest are taken into consideration, (iii) a sufficient number of independent Supervisory Board members is ensured, (iv) an age limit and a regular limit on the length of service is specified for members of the Supervisory Board, and (v) the aspect of diversity is taken into account. In view of these factors and in consideration of the Company’s specific circumstances (Section 5.4.1 of the German Corporate Governance Code), the Supervisory Board first set targets for its composition in July 2015 and reviewed and updated these targets on July 26, 2017. The Supervisory Board has taken these targets into account when it submitted its proposal for the election of three new members to the Supervisory Board to the 2018 Annual General Meeting, while at the same time aiming at fulfilling the overall profile of reported skills and expertise of the Supervisory Board. The implementation of these targets is as follows: APPROPRIATE REPRESENTATION OF WOMEN AND DIVERSITY Our Supervisory Board has a total of six members, two of whom are women. The Supervisory Board strongly believes that, at 33.33%, the current proportion of women is appropriate and intends to maintain this proportion in the future. The Supervisory Board currently fulfills this quota. The Supervisory Board also believes a quota of at least two non-German members or at least two members with extensive international experience represents a fair share of diversity given our international orientation. The Supervisory Board currently meets this quota. INDEPENDENCE The Supervisory Board considers it appropriate that at least four of its members are independent (Section 5.4.2 of the German Corporate Governance Code and the Nasdaq listing rules). Members of the Supervisory Board are considered independent when they have no personal or business relationship with MorphoSys, its management, a controlling shareholder or an affiliate that may give rise to a material and more than temporary conflict of interest. All six current members of the Supervisory Board meet the criteria to be classified as independent. Therefore, the Supervisory Board currently meets the quota of four independent members. Significant and more than temporary conflicts of interest should be avoided, especially when it involves work for major competitors. It should be noted, however, that conflicts of interest in certain cases cannot be excluded. Any potential conflicts of interest must be disclosed to the Chairperson of the Supervisory Board and remedied appropriately. There are currently no conflicts of interest. AGE LIMIT At the time of their appointment by the Annual General Meeting, Supervisory Board members should not be older than 75 years. However, the Supervisory Board may decide to make an exception in specific cases. The age limit of 75 years is currently met by the Supervisory Board members.

79 Management Report                TERM OF APPOINTMENT At the Annual General Meeting, the Supervisory Board intends to propose an initial two-year period of office for Supervisory Board members. The Supervisory Board intends to allow reappointment twice, each for an additional term of three years, but reserves the right to make exceptions in specific cases and to propose to the Annual General Meeting, to permit members to be reappointed for a fourth term of three years. Since the time of setting this target, the maximum term of appointment for all elected Supervisory Board members has been respected. The Supervisory Board intends to adhere to the targets set for its composition when making future election proposals to the Annual General Meeting. SKILL AND EXPERIENCE PROFILE FOR THE SUPERVISORY BOARD AS A WHOLE In addition to defining specific targets, the Supervisory Board should develop a profile of skills and experience for the entire Supervisory Board (Section 5.4.1 of the German Corporate Governance Code). On July 26, 2017, the Supervisory Board defined the following profile of skills and experience for the entire Supervisory Board: PROFESSIONAL EXPERTISE AND EXPERIENCE Supervisory Board members should possess the necessary professional expertise and experience to fulfill their duties as members of the Supervisory Board of MorphoSys as an international biotechnology company. All current Supervisory Board members have the relevant experience in management positions in the pharmaceutical and biotechnology industries and, therefore, meet this requirement. In order to promote further cooperation between members of the Supervisory Board, care should be taken in the selection of candidates to ensure that the aspect of diversity in terms of professional background, expertise, experience and personality is sufficiently taken into account. GENERAL KNOWLEDGE All members of the Supervisory Board should have general knowledge of the industry in which we operate in order to make sufficient and substantial contributions to Supervisory Board meetings. All Supervisory Board members have the necessary expertise in the pharmaceutical and biotechnology industries based on their background and, therefore, meet this requirement. PROFESSIONAL EXPERTISE At least two members of the Supervisory Board must have extensive experience in drug development At least one Supervisory Board member must have expertise in the areas of accounting or auditing (Section 100 (5) AktG) At least one member of the Supervisory Board must have experience in human resource issues, particularly with regard to Management Board matters The Company currently meets the above targets. SUFFICIENT AVAILABILITY OF TIME All members of the Supervisory Board must ensure that they have sufficient time available to properly perform their Supervisory Board duties. It must therefore be ensured that                MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2017

80 Management Report                the Supervisory Board member is able to personally attend at least four ordinary Supervisory Board meetings per year, as well as the annual strategy meeting, for which a reasonable amount of preparation time is required in each case; the Supervisory Board member is able to attend extraordinary meetings of the Supervisory Board if necessary to deal with specific topics; the Supervisory Board member is able to attend the Annual General Meeting; the Supervisory Board member has sufficient time available to review the annual and consolidated financial statements; the Supervisory Board member sets aside additional time to prepare and participate in committee meetings, depending on his/her possible membership in one or more of the current three committees of the Supervisory Board. The Supervisory Board intends to observe the skills and experience profile for the entire Supervisory Board when making future election proposals to the Annual General Meeting. WOME N’S QUOTA FOR THE SUPERVISORY BOARD, MANAGEMENT BOARD AND THE TWO MANAGEMENT LEVELS BELOW THE MANAGEMENT BOARD In July 2015, the Supervisory Board adopted a women’s quota for the Supervisory Board for an initial period of two years. The Supervisory Board reviewed this quota in July 2017 and updated it as follows: “MorphoSys AG’s Supervisory Board has a total of six members. Two of those members are women, which places the current quota of 33.33% for female members on the Company’s Supervisory Board above the 30% target. The Supervisory Board confirms its decision regarding the quota for women on the Supervisory Board, which was passed in July 2015, and intends to maintain this ratio until June 30, 2022.” We continue to meet this target. In July 2015, the Supervisory Board adopted the following quota for women on the Management Board for an initial period of two years, which was reviewed and updated in July 2017 as follows: “The Management Board of MorphoSys AG has a total of five members, including one female member. The current ratio of women’s representation on the Management Board of the company is therefore below 30% and amounts to 20%. With reference to the decision on the quota of women on the Management Board, which was taken in July 2015, the Supervisory Board intends to achieve a ratio of 25% in the future, namely by June 30, 2022.” We do not currently meet this target. The reason this target has not been met was the unplanned departure of Dr. Marlies Sproll as Chief Scientific Officer as of October 31, 2017 for personal reasons and the appointment of Dr. Markus Enzelberger initially as Interim Chief Scientific Officer from April 15, 2017 to October 31, 2017, and then as Dr. Marlies Sproll’s successor as Chief Scientific Officer beginning on November 1, 2017. As a result, since October 31, 2017, the Management Board consists of four male members, and there are currently no women on the Management Board. In July 2015, the Management Board adopted the following quota for women in the first level of management below the Management Board for an initial period of two years and reviewed and updated it in July 2017 as follows: “At the time of the decision, the first management level below the Management Board (the Senior Management Group) consisted of 22 members, nine of whom were women, placing the level of female

81 Management Report                representation at this management level at 40.9%, which is above the 30% target. The Management Board confirms its July 2015 decision on the quota of women in the first level of management below the Management Board and intends to continue to maintain a minimum ratio of 30% until June 30, 2022.” We continue to meet this target. In July 2015, the Management Board adopted a women’s quota for the second level of management below the Management Board initially for a period of two years and reviewed and updated the quota in July 2017 as follows: “The second management level below the Management Board (i.e. the Company’s managers excluding the Senior Management Group) at the time of the decision consisted of 40 members, 14 of whom were women. This placed the quota of women in the second management level below the Company’s Management Board at 35%, which is above the 30% target at the time of the resolution. The Management Board confirms its July 2012 decision on the quota of women in the second level of management below the Management Board and intends to maintain a quota of at least 30% until June 30, 2022.” We continue to meet this target. DIVERSITY PLAN Diversity is firmly anchored in our corporate culture and our affiliates. All dimensions of diversity are of equal importance, be it age, gender, educational background, occupation, origin, religion, sexual orientation or identity. Our Management Board and Supervisory Board see it as their responsibility to further increase and effectively utilize the various aspects of diversity beyond the mere determination of targets for the proportion of women on the Management Board, Supervisory Board and in executive positions. We have not yet developed our own diversity plan with respect to the composition of the Management and Supervisory Boards. Nevertheless, the internal organization and continued development of an open and inclusive corporate culture play an important role in the day-to-day work of the Management and Supervisory Boards. The skills and experience profile for the Supervisory Board as a whole also takes diversity into consideration. The Management and Supervisory Boards intend to develop a diversity plan for their composition in the future that addresses key aspects of diversity, defines specific goals for this purpose and contains guidelines on how these goals should be achieved. REMUNERATION REPORT The Remuneration Report presents the principles, structure and amount of Management Board and Supervisory Board remuneration. The report complies with the legal provisions and considers the recommendations of the German Corporate Governance Code. MANAGEMENT BOARD REMUNERATION The Management Board’s remuneration system is intended to provide an incentive for performance-oriented and sustainable corporate management. Therefore, the aggregate remuneration of the Management Board members consists of different components: fixed components, an annual cash bonus based on the achievement of corporate targets (short-term incentive – STI), a variable compensation component with a long-term incentive (long-term incentive – LTI) and other remuneration components. Variable remuneration components with long-term incentive consist of performance share plans from the current and prior years, a convertible bond program from the year 2013, as well as a stock option plan from the current and prior year. Due to the successful U.S. listing the Management Board members received a special one-time bonus in the form of treasury shares held by MorphoSys AG. These shares    MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2017

82 Management Report                could be called by the individual Management Board members during the time period from June 1 until end of December 2018 for a pre-defined maximal amount in EUR. The relevant number of shares was determined on the basis of the share price of one MOR share (final auction price in Xetra-trading on the Frankfurt Stock Exchange) on the date the shares were called. Management Board members also receive fringe benefits in the form of non-cash benefits, mainly the use of a company car and the payment of insurance premiums. All remuneration packages are reviewed annually for their scope and appropriateness by the Remuneration and Nomination Committee and are compared to the results of an annual Management Board remuneration analysis. The amount of compensation paid to Management Board members highly depends on their individual areas of responsibility, the Company’s economic situation and success and the Company’s business prospects versus its competition. All decisions concerning adjustments to remuneration packages are made by the entire Supervisory Board. The Management Board’s remuneration and index-linked pension scheme were last adjusted in July 2018. OV ERVIEW In the 2018 financial year, total benefits of € 6,904,508 (2017: € 6,453,649) were granted to the Management Board in accordance with the provisions of the German Corporate Governance Code. Of the total remuneration granted for the year 2018, € 3,616,602 was cash compensation and € 3,287,906, or 48%, resulted from personnel expenses for share-based compensation (remuneration with short-term incentive: one-time bonus award in shares due to the successful U.S. listing; remuneration with long-term incentive: performance share plan, stock option plan and convertible bond plan). The total amount of benefits paid to the Management Board in the 2018 financial year amounted to 7,505,917 (2017: € 10,593,126). In addition to cash compensation payments of € 3,189,972 (2017: 2,963,485), this amount includes primarily the relevant value under German tax law of the transfer of treasury stock from a performance-based share plan (share-based compensation), which amounted to 626,606 (2017: € 1,986,671) as well as from the one-time bonus award in shares due to the successful U.S. listing, which amounted to € 1,483,804 in 2018. Because convertible bonds were exercised in 2018 and 2017, the total amount for 2018 also included proceeds from the exercise of convertible bonds in the amount of € 2,205,535 (2017: € 4,743,008). As of April 11, 2018, a total of 6,969 treasury shares from the 2014 performance-based share plan for the Management Board vested because the vesting period for this LTI program had expired. The beneficiaries had the option to call the shares during a six-month period ending on October 10, 2018. All transactions in MorphoSys shares executed by members of the Management Board were reported as required by law and are published in the Corporate Governance Report as well as on the Company’s website. In accordance with the requirements of Section 4.2.5 (3) of the German Corporate Governance Code, the tables that follow provide detailed mandatory information on the remuneration of the individual Management Board members. Please note that the tables that follow are provided in the context of the Corporate Governance Report and differ from the information about Management Board remuneration presented in the Notes of this report (Item 7.4). These differences are due to the differing presentation requirements under the German Corporate Governance Code and IFRS.

83

Management Report

TAB. 12: COMPENSATION OF THE MANAGEMENT BOARD IN 2018 AND 2017 (DISCLOSURE IN ACCORDANCE WITH THE GERMAN CORPORATE GOVERNANCE CODE)

Benefits granted to the Management Board

	Dr. Simon Moroney Chief Executive Officer			
in €	2017	2018	2018 (Minimum)	2018 (Maximum)
Fixed Compensation	500,876	542,074	542,074	542,074
Fringe Benefits [1]	35,912	32,654	32,654	32,654
Total Fixed Compensation	536,788	574,728	574,728	574,728
One -Year Variable Compensation [2]	368,144	455,343	0	474,315
One-Time Bonus in Shares	0	483,616	0	483,616
Multi-Year Variable Compensation:				
2013 Convertible Bonds Program [3] (Vesting Period 4 Years)	58,224	0	0	0
2017 Long-Term Incentive Program [4] (Vesting Period 4 Years)	343,009	0	0	0
2018 Long-Term Incentive Program[4](Vesting Period 4 Years)	0	307,529	0	1,230,116
2017 Stock Option Plan [4] (Vesting Period 4 Years)	267,861	0	0	0
2018 Stock Option Plan [4] (Vesting Period 4 Years)	0	300,770	0	1,203,080
Total Variable Compensation	1,037,238	1,547,258	0	3,391,127
Service Cost	149,567	158,788	158,788	158,788
Total Compensation	1,723,593	2,280,774	733,516	4,124,643

	Dr. Markus Enzelberger [5] Chief Scientific Officer Appointment (Interim-CSO): April 15, 2017 Appointment: November 1, 2017			
in €	2017	2018	2018 (Minimum)	2018 (Maximum)
Fixed Compensation	204,698	321,300	321,300	321,300
Fringe Benefits [1]	417,158	31,211	31,211	31,211
Total Fixed Compensation	621,856	352,511	352,511	352,511
One -Year Variable Compensation [2]	121,688	269,892	0	281,138
One-Time Bonus in Shares	0	286,650	0	286,650
Multi-Year Variable Compensation:				
2013 Convertible Bonds Program [3] (Vesting Period 4 Years)	0	0	0	0
2017 Long-Term Incentive Program [4] (Vesting Period 4 Years)	144,354	0	0	0
2018 Long-Term Incentive Program[4](Vesting Period 4 Years)	0	201,463	0	805,852
2017 Stock Option Plan [4] (Vesting Period 4 Years)	112,745	0	0	0
2018 Stock Option Plan [4] (Vesting Period 4 Years)	0	197,065	0	788,260
Total Variable Compensation	378,787	955,070	0	2,161,900
Service Cost	29,186	68,515	68,515	68,515
Total Compensation	1,029,829	1,376,096	421,026	2,582,926

MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2017

84

Management Report

	Jens Holstein Chief Financial Officer				Dr. Malte Peters Chief Development Officer Appointment: March 1, 2017			
	2017	2018	2018 (Minimum)	2018 (Maximum)	2017	2018	2018 (Minimum)	2018 (Maximum)
	372,652	402,235	402,235	402,235	281,500	397,800	397,800	397,800
	42,905	46,725	46,725	46,725	568,644	30,613	30,613	30,613
	415,557	**448,960**	**448,960**	**448,960**	**850,144**	**428,413**	**428,413**	**428,413**
	273,899	337,877	0	351,955	206,903	334,152	0	348,075
	0	358,857	0	358,857	0	354,900	0	354,900
	59,641	0	0	0	0	0	0	0
	224,747	0	0	0	224,747	0	0	0
	0	201,463	0	805,852	0	201,463	0	805,852
	175,498	0	0	0	175,498	0	0	0
	0	197,065	0	788,260	0	197,065	0	788,260
	733,785	**1,095,262**	**0**	**2,304,924**	**607,148**	**1,087,580**	**0**	**2,297,087**
	99,949	111,233	111,233	111,233	60,967	76,190	76,190	76,190
	1,249,291	**1,655,455**	**560,193**	**2,865,117**	**1,518,259**	**1,592,183**	**504,603**	**2,801,690**

	Dr. Marlies Sproll [6] Chief Scientific Officer Temporary Leave: April 15, 2017 - October 31, 2017 Resignation: October 31, 2017				Dr. Arndt Schottelius Chief Development Officer Resignation: February 28, 2017				Total			
	2017	2018	2018 (Minimum)	2018 (Maximum)	2017	2018	2018 (Minimum)	2018 (Maximum)	2017	2018	2018 (Minimum)	2018 (Maximum)
	222,450	0	0	0	103,253	0	0	0	1,685,429	1,663,409	1,663,409	1,663,409
	20,427	0	0	0	9,161	0	0	0	1,094,207	141,203	141,203	141,203
	242,877	**0**	**0**	**0**	**112,414**	**0**	**0**	**0**	**2,779,636**	**1,804,612**	**1,804,612**	**1,804,612**
	67,745	0	0	0	23,490	0	0	0	1,061,869	1,397,264	0	1,455,483
	0	0	0	0	0	0	0	0	0	1,484,023	0	1,484,023
	39,879	0	0	0	39,879	0	0	0	197,623	0	0	0
	168,543	0	0	0	0	0	0	0	1,105,400	0	0	0
	0	0	0	0	0	0	0	0	0	911,918	0	3,647,672
	131,629	0	0	0	0	0	0	0	863,231	0	0	0
	0	0	0	0	0	0	0	0	0	891,965	0	3,567,860
	407,796	**0**	**0**	**0**	**63,369**	**0**	**0**	**0**	**3,228,123**	**4,685,170**	**0**	**10,155,038**
	77,976	0	0	0	28,245	0	0	0	445,890	414,726	414,726	414,726
	728,649	**0**	**0**	**0**	**204,028**	**0**	**0**	**0**	**6,453,649**	**6,904,508**	**2,219,338**	**12,374,376**

85 Management Report                In 2017, the fringe benefits of Dr. Malte Peters and Dr. Markus Enzelberger each included a one-time compensation in the form of MorphoSys shares as an incentive to join the Management Board of MorphoSys AG. The one-year compensation granted for the 2018 financial year represents the bonus accrual for 2018 that will be paid in February 2019. The bonus granted for the 2017 financial year was paid in February 2018. Stock-based compensation plans not issued on an annual basis. The fair value was determined pursuant to the regulations of IFRS 2 “Share-based Payment.” For plans that are not issued annually, the pro rata share of personnel expenses resulting from share-based payments is presented for each financial year. Stock-based compensation plans issued annually. The fair value was determined pursuant to the regulations of IFRS 2 “Share-based Payment.” For plans issued annually, the personnel expenses resulting from share-based payments are presented for the entire term at the time of issue. In 2017, the figures presented for Dr. Markus Enzelberger do not include any compensation granted for his activities as a member of the Senior Management Group as they do not relate to his appointment as a member of the Management Board. Dr. Marlies Sproll left the Management Board of MorphoSys AG on October 31, 2017. Since November 1, 2017, Dr. Marlies Sproll has taken on a new part-time role at MorphoSys as Special Advisor to the CEO. Therefore, the figures presented for Dr. Marlies Sproll do not include any remuneration granted for these activities.                MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2017

86 Management Report

in €	Dr. Simon Moroney Chief Executive Officer 2017	2018	Jens Holstein Chief Financial Officer 2017	2018	Dr. Malte Peters Chief Development Officer Appointment: March 1, 2017 2017	2018
Fixed Compensation	500,876	542,074	372,652	402,235	281,500	397,800
Fringe Benefits [1]	35,912	32,654	42,905	46,725	568,644	30,613
Total Fixed Compensation	**536,788**	**574,728**	**415,557**	**448,960**	**850,144**	**428,413**
One-time bonus award in shares	0	483,597	0	358,785	0	354,822
One -Year Variable Compensation [2]	210,873	368,144	143,054	273,899	0	206,903
Multi-Year Variable Compensation:						
2013 Convertible Bonds Program [3] (Vesting Period 4 Years)	0	0	658,350	2,205,535	0	0
2013 Long-Term Incentive Program [3](Vesting Period 4 Years)	650,378	0	445,431	0	0	0
2014 Long-Term Incentive Program [3](Vesting Period 4 Years)	0	351,412	0	223,600	0	0
Other [4]	0	0	0	0	0	0
Total Variable Compensation	**861,251**	**1,203,153**	**1,246,835**	**3,061,819**	**0**	**561,725**
Service Cost	149,567	158,788	99,949	111,233	60,967	76,190
Total Compensation	**1,547,606**	**1,936,669**	**1,762,341**	**3,622,012**	**911,111**	**1,066,328**

87

Management Report

	Dr. Markus Enzelberger [5] Chief Scientific Officer Appointment (Interim-CSO): April 15, 2017 Appointment: November 1, 2017		Dr. Marlies Sproll [6] Chief Scientific Officer Temporary Leave: April 15, 2017 - October 31, 2017 Resignation: October 31, 2017		Dr. Arndt Schottelius [7] Chief Development Officer Resignation: February 28, 2017		Total	
	2017	2018	2017	2018	2017	2018	2017	2018
	204,698	321,300	222,450	0	103,253	0	1,685,429	1,663,409
	417,158	31,211	20,427	0	9,161	0	1,094,207	141,203
	621,856	**352,511**	**242,877**	**0**	**112,414**	**0**	**2,779,636**	**1,804,612**
	0	286,600	0	0	0	0	0	1,483,804
	0	121,688	143,054	0	140,940	0	637,921	970,634
							0	0
	0	0	2,800,381	0	1,284,277	0	4,743,008	2,205,535
	0	0	445,431	0	445,431	0	1,986,671	0
	0	51,594	0	0	0	0	0	626,606
	0	0	0	0	0	0	0	0
	0	**459,882**	**3,388,866**	**0**	**1,870,648**	**0**	**7,367,600**	**5,286,579**
	29,186	68,515	77,976	0	28,245	0	445,890	414,726
	651,042	**880,908**	**3,709,719**	**0**	**2,011,307**	**0**	**10,593,126**	**7,505,917**

[1] In 2017, the fringe benefits of Dr. Malte Peters and Dr. Markus Enzelberger each included a one-time compensation in the form of MorphoSys shares as an incentive to join the Management Board of MorphoSys AG.

[2] The one-year variable compensation presented here represents the bonus paid in the respective financial year for the previous financial year.

[3] The date and value of the payments is the date and value applicable under German tax law. Therefore, this table shows the non-cash benefits arising in the respective financial year from the difference between the exercise or conversion price and the stock market price at the time of exercising the convertible bonds or at the time of transfer of own shares from a performance share plan.

[4] No compensation recovery claims against the Management Board existed in 2018 or 2017.

[5] In 2017, the figures presented for Dr. Markus Enzelberger do not include any payments for his activities as a member of the Senior Management Group as they do not relate to his appointment as a member of the Management Board.

[6] Dr. Marlies Sproll left the Management Board of MorphoSys AG on October 31, 2017. Since November 1, 2017, Dr. Marlies Sproll has taken on a new part-time role at MorphoSys as Special Advisor to the CEO. Therefore, the payments presented for Dr. Marlies Sproll do not include any remuneration for these activities.

[7] In 2017, the figures presented for Dr. Arndt Schottelius do include remuneration from the exercise of convertible bonds and the transfer of treasury stock from a long-term incentive program after his resignation as Chief Development Officer. These were granted for his activities as a member of the Management Board in previous years.

MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2017

88 Management Report                FIXED REMUNERATION AND FRINGE BENEFITS The non-performance-related remuneration of the Management Board consists of fixed remuneration and additional benefits, which primarily include the use of company cars, as well as subsidies for health, welfare and disability insurance. The Chief Financial Officer, Mr. Jens Holstein, receives an additional expense allowance for maintaining two households. PENSION EXPENSES The Company also provides payments to Management Board members equal to a maximum of 10% of the member’s fixed annual salary and partly plus any taxes payable. This compensation is intended for the members’ individual retirement plans. Additionally, all Management Board members participate in a pension plan in the form of a provident fund, which was introduced in cooperation with Allianz Pensions-Management e.V. The pension obligations of the provident fund will be met by Allianz Pensions-Management e.V. These pension obligations are not pension benefit plans. PERFORMANCE-BASED COMPENSATION (SHORT-TERM INCENTIVE – STI) Members of the Management Board each receive performance-based compensation in the form of an annual bonus payment of up to 70% of the gross base salary when 100% of the member’s targets have been achieved. These bonus payments are dependent on the achievement of corporate targets specified by the Supervisory Board at the start of each financial year. Targets are typically based on, amongst other objectives, the Company’s performance and the progress of the partnered pipeline and the Company’s proprietary pipeline. At the start of the year, the Supervisory Board assesses the degree to which corporate goals were achieved in the prior year and uses this information to determine the bonus. The bonus may not exceed 125% of the target amount (corresponding to 87.5% of the gross base salary). Performance-based compensation can be reduced to zero if goals are not achieved. The bonus for the 2018 financial year will be paid in February 2019. LONG-TERM INCENTIVE COMPENSATION (LONG-TERM INCENTIVE – LTI) In 2011, MorphoSys introduced a long-term incentive compensation plan (Performance Share Plan) for the Management Board and members of the Senior Management Group. The Performance Share Plan is based on the allocation of shares linked to the achievement of predefined performance targets over a four-year period. Each year, the Supervisory Board determines the number of shares to be allocated to the Management Board. On April 1, 2018, the Management Board members were granted a total of 8,804 shares. Each Management Board member received an entitlement benefit for a specific number of shares. For more information, please refer to the Notes to the Financial Statements and the explanation on stock repurchases in the Corporate Governance Report. Long-term performance targets are set by the Supervisory Board at the time the shares are allocated for a specific year. The defined targets for the 2018 Performance Share Plan were the absolute performance of MorphoSys shares, as well as the relative performance of MorphoSys shares relative to a benchmark index comprising of equal parts of the Nasdaq Biotechnology Index and the TecDAX Index. The absolute and relative performance of the share price for each of the four assessment periods (one year each) is determined by comparing the average share price of the last 30 trading days prior to the beginning of the relevant assessment period (April 1) with the average share price of the last 30 trading days prior to the end of the evaluation period. The participants in the Performance Share Plan receive an annual share entitlement, which will be evaluated on the basis of the absolute and relative performance of the share price, that is, a comparison of the performance of MorphoSys shares versus the benchmark index.

89 Management Report                Depending on the absolute and relative performance of the share price over the course of an evaluation period, certain (absolute and relative) tiered target attainment levels between 10% and 300% can be achieved. Exceeding the target attainment level of 300% does not grant entitlement to additional shares during the relevant assessment period (cap). At the end of the four-year term, a total level of target achievement based on the absolute and relative target attainment levels has to be established. The average absolute and relative attainment levels reached are weighted at 50%. The overall target achievement is capped at 200%. The ultimate number of performance shares allocated to the Performance Share Plan participants is determined at the completion of the program, which spans four years. This calculation incorporates the number of shares initially granted (“grants”) multiplied with the total level of target achievement, as well as a “company factor” that is determined at the Supervisory Board’s discretion. This company factor is a number between zero and two that is set by the Supervisory Board based on the Company’s situation. The company factor’s predefined default value is one (1). In 2017, MorphoSys also introduced a stock option plan (SOP) as another form of long-term incentive compensation based on the resolution of the Annual General Meeting on June 2, 2016 (Agenda Item 9). As of April 1, 2018, a total of 29,312 stock options were granted to the Management Board. Each member of the Management Board received a specific number of stock options that entitle them to purchase up to two MorphoSys shares each. Further details can be found in the Notes to the Financial Statements and the explanations on stock repurchases in the Corporate Governance Report. In accordance with the resolution of the Annual General Meeting on June 2, 2016 (Agenda Item 9), the SOP’s performance targets include the absolute price performance of MorphoSys shares and the relative price performance of MorphoSys shares compared to a benchmark index. The benchmark index consists of equal parts of the Nasdaq Biotechnology Index and the TecDAX Index. Each performance target has a 50% weighting in the achievement of the overall target. To determine the degree of target achievement for each performance target, the four-year vesting period (until the first stock options can be exercised) is subdivided into four equal periods of one year each. An arithmetic mean is calculated based on the degree of target achievement in each of the four years. This, in turn, determines the final percentage of target achievement for each performance target. The final percentage of target achievement for each of the two performance targets are then added together and divided by two, the result being the overall level of target achievement. For the performance target of absolute price performance, a comparison is made between the stock market price of MorphoSys shares at the beginning of each year in the four-year period with the price at the end of each respective period. If MorphoSys shares perform well, the degree of target achievement can reach up to 200% on a straight-line basis for that particular year. Any further positive share price development of MorphoSys shares will not lead to any further increase in the performance target (cap). For the performance target of relative price performance, the development of MorphoSys’s share price is compared with the development of the benchmark index during each annual period and set in relation to each other. In forming the benchmark index, the Nasdaq Biotech Index and the TecDAX Index are each weighted at 50% in such a way that the percentage price movements of each index are added for the respective annual period and divided by two. If MorphoSys shares outperform the benchmark index, the degree of target achievement for the relevant period can reach up to 200% on a straight-line basis. Any                MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2017

90 Management Report                further positive share price development of MorphoSys shares versus the benchmark index will not lead to any further increase in the performance target (cap). Stock options can only be exercised when the four-year (minimum) vesting period prescribed by law has expired, and the specified minimum value for the degree of target achievement of a performance target has been exceeded. The ultimate number of exercisable stock options is calculated by multiplying the number of initially granted stock options (“grants”) by the total level of target achievement and rounding up to the nearest whole number. The resulting ultimate number of stock options is limited to 200% of the initially granted number of stock options. The stock options are settled in the form of Company shares, with each stock option entitling the holder to one share for the final number of stock options. When the stock options are exercised, the exercise price must be paid for each underlying share. The exercise price corresponds to the average closing auction price of MorphoSys shares in the 30 trading days prior to the day on which the stock options were issued. The terms of the stock option plan provide further details on the granting and settlement of stock options, the issue of Company shares from the Conditional Capital 2016-III and the administration of the SOP. For more information, please refer to the corresponding resolution of the Annual General Meeting on June 2, 2016 (Agenda Item 9). MISCELL ANEO US None of the Management Board members were granted any loans or similar benefits in the reporting year nor have they received any benefits from third parties that were promised or granted based on their positions as members of the Management Board. PAYMENTS UPON TERMINATION OF MANAGEMENT BOARD EMPLOYMENT CONTRACTS/CHANGE OF CONTROL In case of a premature termination of the service contract with a Management Board member, the compensation, including fringe benefits, is capped at 200% of the fixed yearly gross salary and the annual bonus (Severance Cap) and no more than the remaining term of the service contract is compensated. If the service contract is terminated for good cause for which the Management Board member is responsible, such member is not entitled to any payments. The Severance Cap is calculated on the basis of the total compensation of the full business year prior to the termination and, if appropriate, the expected total compensation of the business year in which the termination occurs. If a Management Board member’s service contract terminates due to the member’s death, the member’s spouse or life partner is entitled to the fixed monthly salary for the month of death and the 12 months thereafter. In the event of a change of control, Management Board members are entitled to exercise their extraordinary right to terminate their employment contracts and demand the fixed salary and annual bonus still outstanding until the end of the service contract, however at least 200% of the fixed yearly gross salary and annual bonus. Moreover, in such a case, all stock options and performance shares granted will become vested immediately and can be exercised after the expiration of the statutory vesting periods or blackout periods. A change of control has occurred when (i) MorphoSys transfers assets or a substantial portion of its assets to unaffiliated third parties, (ii) MorphoSys merges with an unaffiliated company, (iii) MorphoSys AG as dominated company becomes party to an agreement pursuant to Section 291 of the German Stock Corporation Act or MorphoSys is integrated in accordance with Section 319 of the German Stock Corporation Act, or (iv) a shareholder or third party holds 30% or more of MorphoSys’s voting rights.

91 Management Report                In addition, post-contractual non-compete clauses exist with the members of the Board of Management, providing for compensatory payments to be made by MorphoSys AG until six months after the service contract has terminated. During the duration of the non-compete clause, the compensatory payment amounts to up to 100% of the fixed salary. CHANGE IN THE COMPOSITION OF THE MANAGEMENT BOARD There was no change in the composition of our Management Board in the 2018 financial year. AGE LIMIT The age limit for Executive Board members at the time of their appointment or re-appointment by the Supervisory Board shall correspond to 67 years. Exceptions thereto may be resolved by the Supervisory Board in the individual case. The age limit of 67 years is currently respected by the Executive Board members. SAY ON PAY Due to the existing legal uncertainty resulting from the forthcoming legal changes to the Shareholders’ Rights Directive and the German Corporate Governance Code, MorphoSys will deliberately refrain from submitting the Management Board compensation system to a vote at its forthcoming 2019 Annual General Meeting. The current remuneration system for the members of the Management Board remains unchanged from the remuneration system approved by the Annual General Meeting on May 19, 2011 with a majority of more than 91%. A corresponding vote on the remuneration system is planned for the 2020 Annual General Meeting. SUPERVISORY BOARD REMUNERATION The remuneration of Supervisory Board members is governed by our Articles of Association and a corresponding Annual General Meeting resolution on Supervisory Board remuneration. In the 2018 financial year, Supervisory Board members received fixed compensation, attendance fees and expense allowances for their participation in Supervisory Board and committee meetings. Each Supervisory Board member has received annual fixed compensation (€ 85,400 for Chairpersons, € 51,240 for Deputy Chairpersons and € 34,160 for all other members) for their membership of the Supervisory Board. The Chairperson receives € 4,000 for each Supervisory Board meeting chaired and the other members receive 2,000 for each Supervisory Board meeting attended. For committee work, the committee Chairperson receives € 12,000 and other committee members each receive € 6,000. Committee members also receive 1,200 for their participation in a committee meeting. Participation in a Supervisory Board or committee meeting by telephone or video conference results in a 50% reduction in compensation for meeting participation. Supervisory Board members residing outside of Europe who personally take part in a Supervisory Board or committee meeting are entitled to a fixed expense allowance of € 2,000 (plus any sales tax due) for additional travel time in addition to attendance fees and reimbursed expenses. Supervisory Board members are also reimbursed for travel expenses and value-added taxes (VAT) on their compensation. In the 2018 financial year, Supervisory Board members received a total of € 525,428 (2017: € 523,015) excluding the reimbursement of travel expenses. This amount consists of fixed compensation and attendance fees for participating in Supervisory Board and committee meetings. We did not grant any loans to Supervisory Board members.                MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2017

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The table below details the Supervisory Board's remuneration.

TAB. 13: COMPENSATION OF THE SUPERVISORY BOARD IN 2018 AND 2017

	Fixed Compensation		Attendance Fees [1]		Total Compensation	
in €	2018	2017	2018	2017	2018	2017
Dr. Marc Cluzel	76,742	52,160	32,400	26,800	109,142	78,960
Dr. Frank Morich	61,004	57,240	23,200	23,200	84,204	80,440
Krisja Vermeylen	49,916	28,961	24,400	16,000	74,316	44,961
Wendy Johnson	46,160	46,160	37,400	38,000	83,560	84,160
Dr. George Golumbeski [2]	28,961	-	25,200	-	54,161	-
Michael Brosnan [2]	28,961	-	18,600	-	47,561	-
Dr. Gerald Möller [3]	36,558	95,156	11,800	36,800	48,358	131,956
Klaus Kühn [3]	17,326	46,160	6,800	22,000	24,126	68,160
Karin Eastham [4]	-	19,578	-	14,800	-	34,378
Total	**345,628**	**345,415**	**179,800**	**177,600**	**525,428**	**523,015**

[1] The attendance fee contains expense allowances for the attendence at the Supervisory Board and the Committee meetings.

[2] Dr. George Golumbeski and Michael Brosnan have joined the Supervisory Board of MorphoSys AG on May 17, 2018.

[3] Dr. Gerald Möller and Klaus Kühn have left the Supervisory Board of MorphoSys AG AG on May 17, 2018.

[4] Karin Eastham has left the Supervisory Board of MorphoSys AG AG on May 17, 2017.

HOLDINGS OF MANAGEMENT BOARD AND SUPERVISORY BOARD MEMBERS

The members of the Management Board and the Supervisory Board hold more than 1% of the shares issued by the Company. All shares, performance shares, stock options and convertible bonds held by each member of the Management Board and the Supervisory Board are listed below.

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TAB. 14: DIRECTORS' HOLDINGS

Shares

	01/01/2018	Additions	Sales	12/31/2018
Management Board				
Dr. Simon Moroney	483,709	8,928	8,928	483,709
Jens Holstein	11,000	36,554	30,537	17,017
Dr. Malte Peters	9,505	3,313	0	12,818
Dr. Markus Enzelberger	7,262	3,248	8,834	1,676
Total	**511,476**	**52,043**	**48,299**	**515,220**
Supervisory Board				
Dr. Marc Cluzel	500	0	0	500
Dr. Frank Morich	1,000	0	0	1,000
Krisja Vermeylen	350	0	0	350
Wendy Johnson	500	0	0	500
Dr. George Golumbeski [1]	-	0	0	0
Michael Brosnan [1]	-	0	0	0
Dr. Gerald Möller [2]	11,000	900	0	-
Klaus Kühn [2]	0	0	0	-
Total	**13,350**	**900**	**0**	**2,350**

STOCK OPTIONS

	01/01/2018	Additions	Forfeitures [3]	Exercises	12/31/2018
Management Board					
Dr. Simon Moroney	12,511	9,884	0	0	22,395
Jens Holstein	8,197	6,476	0	0	14,673
Dr. Malte Peters	8,197	6,476	0	0	14,673
Dr. Markus Enzelberger	5,266	6,476	0	0	11,742
Total	**34,171**	**29,312**	**0**	**0**	**63,483**

MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2017

94 Management Report

CONVERTIBLE BONDS

	01/01/2018	Additions	Forfeitures [3]	Exercises	12/31/2018
Management Board					
Dr. Simon Moroney	88,386	0	0	0	88,386
Jens Holstein	60,537	0	0	30,537	30,000
Dr. Malte Peters	0	0	0	0	0
Dr. Markus Enzelberger	0	0	0	0	0
Total	148,923	0	0	30,537	118,386

PERFORMANCE SHARES

	01/01/2018	Additions	Forfeitures [3]	Allocations [4]	12/31/2018
Management Board					
Dr. Simon Moroney	30,060	2,969	2,182	3,797	27,050
Jens Holstein	20,086	1,945	1,495	2,600	17,936
Dr. Malte Peters	3,187	1,945	0	0	5,132
Dr. Markus Enzelberger	5,987	1,945	329	572	7,031
Total	59,320	8,804	4,006	6,969	57,149

[1] Dr. George Golumbeski and Michael Brosnan have joined the Supervisory Board of MorphoSys AG on May 17, 2018.

[2] Dr. Gerald Möller and Klaus Kühn have left the Supervisory Board of MorphoSys AG AG on May 17, 2018. Changes in the number of shares after resignation from the Supervisory Board of MorphoSys AG are not presented in the tables.

[3] Forfeited performance Shares are a result of the KPI achievement rate of 63.5 % and a company factor of 1.0 as determined at the end of the performance period of the LTI plan 2014.

[4] Allocations are made as soon as performance shares are transferred within the six-month exercise period after the end of the four-year waiting period.

The members of our Supervisory Board do not hold stock options, convertible bonds or performance shares.

MANAGERS TRANSACTIONS

In accordance with the relevant legal provisions of Article 19 para. 1 (a) of the Market Abuse Regulation (MAR), the members of MorphoSys AG's Management Board and Supervisory Board and persons related to such members are required to disclose any trading in MorphoSys shares.

During the reporting year, MorphoSys received the following notifications under Article 19 para 1 (a) MAR listed in the table below.

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Management Report

TAB. 15: MANAGERS TRANSACTIONS IN 2018

Party Subject to the Notification Requirement	Function	Date of Transaction in 2018	Type of Transaction	Aggregated Share Price	Aggregated Volume	Place of Transaction
Markus Enzelberger	Chief Scientific Officer	09/24/2018	Disposal	€ 91.43	€ 52,296.75	Xetra
Simon Moroney	Chief Executive Officer	09/20/2018	Disposal	€ 93.63	€ 323,300.40	Xetra
Simon Moroney	Chief Executive Officer	09/19/2018	Disposal	€ 94.1	€ 515,186.55	Xetra
Markus Enzelberger	Chief Scientific Officer	08/07/2018	Disposal	€ 107.35	€ 886,946.90	Xetra
Markus Enzelberger	Chief Scientific Officer	08/06/2018	Purchse of 2,676 shares as part of his remuneration as member of the Managing Board (issuer's own shares)	not numberable	not numberable	Outside a trading venue
Malte Peters	Chief Development Officer	08/06/2018	Purchase of 3,313 shares as part of his remuneration as member of the Managing Board (issuer's own shares)	not numberable	not numberable	Outside a trading venue
Jens Holstein	Chief Financial Officer	08/06/2018	Disposal	€ 105.58	€ 622,920.00	Xetra
Jens Holstein	Chief Financial Officer	08/03/2018	Purchse of 3,417 shares as part of his remuneration as member of the Managing Board (issuer's own shares)	not numberable	not numberable	Outside a trading venue
Jens Holstein	Chief Financial Officer	08/03/2018	Purchase of shares based on conversion of convertible bonds as part of his remuneration as member of the Managing Board (Convertible Bonds Program 2013)	€ 31,875	€ 973,366.875	Outside a trading venue
Jens Holstein	Chief Financial Officer	08/03/2018	Disposal	€ 105.13	€ 259,084.30	Xetra

MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2017

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Management Report

Party Subject to the Notification Requirement	Function	Date of Transaction in 2018	Type of Transaction	Aggregated Share Price	Aggregated Volume	Place of Transaction
Dr. Gerald Möller	Member of the Supervisory Board	05/09/2018	Purchase	€ 88.70	€ 79,830.00	Xetra
Simon Moroney	Chief Executive Officer	04/11/2018	Allocation of 3,797 shares as part of his remuneration as member of the Managing Board (Long-Term Incentive Program 2014) (issuer's own shares)	not numberable	not numberable	Outside a trading venue
Jens Holstein	Chief Financial Officer	04/11/2018	Allocation of 2,600 shares as part of his remuneration as member of the Managing Board (Long-Term Incentive Program 2014) (issuer's own shares)	not numberable	not numberable	Outside a trading venue
Markus Enzelberger	Chief Scientific Officer	04/11/2018	Allocation of 572 shares as part of his remuneration as member of the Managing Board (Long-Term Incentive Program 2014) (issuer's own shares)	not numberable	not numberable	Outside a trading venue
Simon Moroney	Chief Executive Officer	04/10/2018	Acceptance of 9,884 stock options to subscribe for up to 2 shares each within the compensation as a Management Board Member (Stock Option-Program 2018)	not numberable	not numberable	Outside a trading venue
Jens Holstein	Chief Financial Officer	04/10/2018	Acceptance of 6,476 stock options to subscribe for up to 2 shares each within the compensation as a Management Board Member (Stock Option-Program 2018)	not numberable	not numberable	Outside a trading venue
Markus Enzelberger	Chief Scientific Officer	04/10/2018	Acceptance of 6,476 stock options to subscribe for up to 2 shares each within the compensation as a Management Board Member (Stock Option-Program 2018)	not numberable	not numberable	Outside a trading venue
Malte Peters	Chief Development Officer	04/10/2018	Acceptance of 6,476 stock options to subscribe for up to 2 shares each within the compensation as a Management Board Member (Stock Option-Program 2018)	not numberable	not numberable	Outside a trading venue

AVOIDING CONFLICTS OF INTEREST

Management Board and Supervisory Board members are required to refrain from any actions that could lead to a conflict of interest with their duties at MorphoSys AG. Such transactions or the secondary employment of Management Board members must be disclosed immediately to the Supervisory Board and are subject to the Board's approval. The Supervisory Board, in turn, must inform the Annual General Meeting of any conflicts of interest and their handling. In the 2018 financial year, no conflicts of interest arose in the Supervisory Board.

97 Management Report                STOCK REPURCHASES By resolution of the Annual General Meeting on May 23, 2014, MorphoSys is authorized in accordance with Section 71 (1) no. 8 AktG to repurchase its own shares in an amount of up to 10% of the existing common stock. This authorization can be exercised in whole or in part, once or several times by the Company or a third party on the Company’s behalf for the purposes specified in the authorizing resolution. It is at the Management Board’s discretion to decide whether to carry out a repurchase on a stock exchange, via a public offer or through a public invitation to submit a bid. In 2018, MorphoSys did not repurchase any shares based on the authorization from the year 2014. INFORMATION TECHNOLOGY In preparation for our planned transition to a commercial biopharmaceutical company, the replacement of our current ERP system with SAP Business By Design was started in April 2018. In parallel, we started the integration of SAP Concur in July 2018 to substitute our legacy systems for absence and business travel management. IT security and compliance continued to be key topics in the area of information technology in 2018. External security experts checked the technical security controls, inter alia, using simulated different hacking attacks to detect potential weaknesses. The IT Security Awareness Campaign (ISAC) simulated deceitful phishing attacks to sensitize employees for their co-responsibility and essential contribution to IT security in our organization. Any security-relevant system notifications or user notifications that occurred were analyzed by the internal CERT (Computer Emergency Response Team) with partial external support. As in the previous year, no serious security incidents occurred. A SIEM (Security Information and Event Management) system was integrated to optimize our cyber defense measures. The previous system for auditing and tracking system changes, configurations and access controls was replaced with a new tool enabling control over changes, configurations and access in our hybrid IT environment. The new tool provides additional intelligence to identify security risks, detect anomalous user behavior and investigate threat patterns in time to prevent damage. INFORMATION ON THE INTERNAL CONTROL AND RISK MANAGEMENT SYSTEM WITH REGARD TO THE ACCOUNTING PROCESS UNDER SECTION 289 (4) AND SECTION 315 (4) HGB In the 2018 financial year, we completed a regular update of the documentation for our existing internal control and risk management system. This update serves to maintain adequate internal control over financial reporting and to ensure the availability of key controls so that financial figures can be reported as precisely and accurately as possible. COSO (Committee of Sponsoring Organizations of the Treadway Commission) defines the corresponding COSO framework (“Internal Control – Integrated Framework”). We use this framework which is the most commonly used for the internal control over financial reporting. System constraints make it impossible to give absolute assurance that internal controls will always prevent or completely detect all misrepresentations made in the context of financial reporting. Internal controls can only provide reasonable assurance that financial reporting is reliable and verify that the financial statements were prepared in accordance with the IFRS standards that were effective on and endorsed by the European Union (EU) for external purposes.                MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2017

98 Management Report                The financial statements are subjected to numerous preparation, review and control processes so that they can be reported promptly to the market and to shareholders. To accomplish this, our executives have a coordinated plan for which all internal and external resources are made available. We also use a strict four-eye principle to ensure the accuracy of the key financial ratios reported and the underlying execution of all accounting processes. Numerous rules and guidelines are also followed to ensure the strict separation of the planning, posting and execution of financial transactions. This functional separation of processes is ensured by all of our operating IT systems through an appropriate assignment of rights. External service providers regularly review the implementation of and compliance with these guidelines as well as the efficiency of the accounting processes. Predicting future events is not the job of our internal control and risk management system. Our risk management system does, however, ensure that business risks are detected and assessed early. The risks identified are eliminated or at least brought to an acceptable level using appropriate corrective measures. Special attention is given to risks that could jeopardize us. The Management Board ensures that risks are always dealt with responsibly and keeps the Supervisory Board informed of any risks and their development. Detailed information on our risks and opportunities can be found in the “Risk and Opportunity Report.” ACCOUNTING AND EXTERNAL AUDIT We prepare our financial statements in accordance with the provisions of the German Commercial Code (HGB) and the Stock Corporation Act (AktG). The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) and take into account the recommendations of the International Financial Reporting Standards Interpretations Committee (IFRS IC). We have applied all standards and interpretations that were effective on and endorsed by the European Union (EU) as at December 31, 2018. There were no standards or interpretations as at December 31, 2018, impacting our consolidated financial statements for the years ended December 31, 2018 and 2017, that were effective but not yet endorsed. Therefore, our consolidated financial statements comply with both IFRS as issued by the International Accounting Standards Board (IASB) and with IFRS as endorsed by the EU. Additionally, our consolidated financial statements give consideration to the supplementary German commercial law provisions, applicable in accordance with Sec. 315e Para. 1 of the German Commercial Code (HGB). For the election of our auditor, the Audit Committee of the Supervisory Board submits a nomination proposal to the Supervisory Board. At the 2018 Annual General Meeting, PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft was appointed as auditor for the 2018 financial year. As proof of its independence, the auditor submitted an Independence Declaration to the Supervisory Board. The lead auditor of these financial statements was Stefano Mulas, who has audited the financial statements since 2018. PricewaterhouseCoopers GmbH has been our auditor since the 2011 financial year. Information on audit-related fees and all other fees provided by PricewaterhouseCoopers GmbH to us during the 2018 financial year can be found in the Notes. COMPLIANCE MANAGEMENT SYSTEM Our basic mechanisms of the Compliance Management System (CMS) are presented in the section “Relevant Information on Corporate Governance Practices.” In addition to this information, the responsibilities within our compliance organization are shown in Figure 8.

99 Management Report                The identification and assessment of compliance risks are an important part of the CMS, and feed the overall CMS strategic development. Our main compliance-relevant risk areas are evaluated using a systematic approach, taking into account our current business strategy and priorities. In the 2018 financial year, we carried out a compliance risk analysis, including anti-bribery and corruption risks. Risk mitigation measures are being identified for the areas requiring action. As part of the CMS, employees are given the opportunity to report suspected breaches of law within MorphoSys in a protected manner. In connection with the General Data Protection Regulation of the EU (Regulation (EU) 2016/679 – “GDPR”) which came into effect on May 25, 2018, we implemented various procedures in 2018 to safeguard compliance with the GDPR.                MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2017

100 Management Report     FIG. 8: COMPLIANCE MANAGEMENT SYSTEM (CMS)

101 Management Report                INTERNAL AUDIT DEPARTMENT Our Internal Audit Department is an essential element of the Corporate Governance structure. The Internal Audit Department assists us in accomplishing our objectives by bringing a systematic approach to evaluate and improve the effectiveness of our risk management, internal control and other corporate governance processes. The accounting and consulting firm KPMG was mandated for 2018 as a co-sourcing partner for the internal auditing process. The Corporate Internal Audit Department executes on a risk-based audit plan including requirements and recommendations of the Management Board and Supervisory Board’s Audit Committee. Our Internal Audit Department reports regularly to the Management Board. The Head of Internal Audit and the Chief Executive Officer both report to the Supervisory Board’s Audit Committee twice a year or on an ad hoc basis when necessary. Five audits were conducted successfully in the course of 2018. Some areas requiring action were identified and corrective action plans were agreed. The Corporate Internal Audit Department is planning four audits in 2019. DISCLOSURES UNDER SECTION 289A (1), SECTION 315A (1) HGB AND EXPLANATORY REPORT OF THE MANAGEMENT BOARD UNDER SECTION 176 (1) SENTENCE 1 AKTG COMPOSITION OF COMMON STOCK As of December 31, 2018, the Company’s statutory common stock amounted to € 31,807,035.00 and was divided into 31,807,035 no-par-value bearer shares. Excluding the 281,036 treasury shares held by the Company, the statutory common stock concerns bearer shares with voting rights granting each share one vote at the Annual General Meeting. On January 17, 2019, our Supervisory Board resolved to adjust the share capital to reflect the issuance of new shares in 2018 based on the exercise of 32,537 convertible bonds. This results in an increase of the share capital from € 31,807,035 to € 31,839,572, which was entered in the commercial register on February 1, 2019. RESTRICTIONS AFFECTING VOTING RIGHTS OR THE TRANSFER OF SHARES Our Management Board is not aware of any restrictions that may affect voting rights, the transfer of shares or those that may emerge from agreements between shareholders. Voting rights restrictions may also arise from the provisions of the German Stock Corporation Act (AktG), such as those under Section 136 AktG, or the provisions for treasury stock under Section 71b AktG. SHAREHOLDINGS IN COMMON STOCK EXCEEDING 10% OF VOTING RIGHTS We are not aware of nor have we been notified of any direct or indirect interests in the Company’s common stock that exceed 10% of the voting rights. SHARES WITH SPECIAL RIGHTS CONFERRING POWERS OF CONTROL Shares with special rights conferring powers of control do not exist. CONTROL OVER VOTING RIGHTS WITH REGARD TO EMPLOYEE OWNERSHIP OF CAPITAL Employees who hold shares in the Company exercise their voting rights directly in accordance with the statutory provisions and the Articles of Association as do other shareholders.                MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2017

102 Management Report                APPOINTMENT AND DISMISSAL OF MANAGEMENT BOARD MEMBERS AND AMENDMENTS TO THE ARTICLES OF ASSOCIATION The number of Management Board members, their appointment and dismissal and the nomination of the Chief Executive Officer are determined by the Supervisory Board in accordance with Section 6 of the Articles of Association and Section 84 AktG. Our Management Board currently consists of the Chief Executive Officer and three other members. Management Board members may be appointed for a maximum term of five years. Reappointments or extensions in the term of office are allowed for a maximum term of five years in each case. The Supervisory Board may revoke the appointment of a Management Board member or the nomination of a Chief Executive Officer for good cause within the meaning of Section 84 (3) AktG. If a required member of the Management Board is absent, one will be appointed by the court in cases of urgency under Section 85 AktG. As a rule, the Articles of Association can only be amended by a resolution of the Annual General Meeting in accordance with Section 179 (1) sentence 1 AktG. Under Section 179 (2) sentence 2 AktG in conjunction with Section 20 of the Articles of Association, our Annual General Meeting resolves amendments to the Articles of Association generally through a simple majority of the votes cast and a simple majority of the common stock represented. If the law stipulates a higher mandatory majority of votes or capital, this shall be applied. Amendments to the Articles of Association that only affect their wording can be resolved by the Supervisory Board in accordance with Section 179 (1) sentence 2 AktG in conjunction with Section 12 (3) of the Articles of Association. POWER OF THE MANAGEMENT BOARD TO ISSUE SHARES The Management Board’s power to issue shares is granted under Section 5 (5) through (6e) of the Company’s Articles of Association and the statutory provisions: Authorized Capital According to Section 5 (5) of the Articles of Association, with the Supervisory Board’s consent, the Management Board is authorized to increase the Company’s common stock on one or more occasions by up to € 11,768,314.00 for cash contributions and/or contributions in kind by issuing up to 11,768,314 new, no-par-value bearer shares until and including the date of April 30, 2022 (Authorized Capital 2018-I). Shareholders are principally entitled to subscription rights in the case of a capital increase. One or more credit institutions may also subscribe to the shares with the obligation to offer the shares to shareholders for subscription. With the Supervisory Board’s consent, the Management Board is, however, authorized to exclude shareholder subscription rights: in the case of a capital increase for cash contribution, to the extent necessary to avoid fractional shares; or in the case of a capital increase for contribution in kind; or in the case of a capital increase for cash contribution when the new shares are placed on a domestic and/or foreign stock exchange in the context of a public offering. The total shares to be issued via a capital increase against contribution in cash and/or in kind, excluding preemptive rights and based on the authorizations mentioned above, shall not exceed 20% of the common stock. The calculation used is based on either the effective date of the authorizations or the exercise of the authorizations, whichever amount is lower. The 20% limit

103 Management Report                mentioned above shall take into account (i) treasury shares sold excluding preemptive rights after the effective date of these authorizations (unless they service the entitlements of members of the Management Board and/or employees under employee participation programs), (ii) shares that are issued from other authorized capital existing on the effective date of these authorizations and excluding preemptive rights during the effective period of these authorizations or resolved by the same Annual General Meeting that resolved these authorizations, and (iii) shares to be issued during the effective period of these authorizations to service convertible bonds and/or bonds with warrants whose basis for authorization exists on the effective date of these authorizations provided that the convertible bonds and/or bonds with warrants have been issued with the exclusion of the preemptive rights of shareholders (unless they service the entitlements of members of the Management Board and/or employees under employee participation programs). With the Supervisory Board’s consent, the Management Board is authorized to determine the further details of the capital increase and its implementation. Pursuant to Section 5 (6) of the Articles of Association, with the Supervisory Board’s consent, the Management Board is authorized to increase the common stock of the Company against contribution in cash once or several times by a total of up to € 2,915,977.00 until and including April 30, 2022 by issuing up to 2,915,977 new no-par-value bearer shares (Authorized Capital 2017-I). Shareholders are principally entitled to subscription rights in the case of a capital increase. One or more credit institutions may also subscribe to the shares with the obligation to offer the shares to shareholders for subscription. With the Supervisory Board’s consent, the Management Board is, however, authorized to exclude shareholder subscription rights: to the extent necessary to avoid fractional shares; or if the issue price of the new shares is not significantly below the market price of shares of the same class already listed and the total number of shares issued against contribution in cash, excluding subscription rights, during the term of this authorization does not exceed 10% of the common stock on the date this authorization takes effect or at the time it is exercised, in accordance with or in the respective application of Section 186 (3) sentence 4 AktG. The total number of shares to be issued via capital increases against contribution in cash, excluding subscription rights and based on the authorizations mentioned above, shall not exceed 20% of the common stock when calculated based on the authorizations’ effective date or exercise, whichever amount is lower. This 20% limit shall take into account (i) treasury shares sold with the exclusion of subscription rights after the effective date of these authorizations (unless they service the entitlements of members of the Management Board and/or employees under employee participation programs); (ii) shares to be issued with the exclusion of subscription rights during the effective period of these authorizations from other authorized capital existing on the effective date of these authorizations or to be resolved by the same Annual General Meeting resolving these authorizations; and (iii) shares to be issued during the effective period of these authorizations to service bonds with conversion or warrant rights, whose authorization    MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2017

104 Management Report                basis exists on the effective date of these authorizations, to the extent the bonds with conversion or warrant rights were issued with the exclusion of shareholders’ subscription rights (unless they service the entitlements of members of the Management Board and/or employees under employee participation programs). With the Supervisory Board’s consent, the Management Board is authorized to determine the further details of the capital increase and its implementation. Conditional Capital According to Section 5 (6b) of the Articles of Association, the Company’s common stock is conditionally increased by up to € 5,307,536.00, divided into a maximum of 5,307,536 no-par-value bearer shares (Conditional Capital 2016-I). The conditional capital increase serves solely as a means to grant new shares to the holders of conversion or warrant rights, which will be issued by the company or companies in which the Company has a direct or indirect majority interest according to the authorizing resolution of the Annual General Meeting on June 2, 2016, under Agenda Item 7 letter a). The shares will be issued at the respective conversion or exercise price to be determined in accordance with the resolution above. The conditional capital increase will only be carried out to the extent that the holders of conversion or warrant rights exercise these rights or fulfill conversion obligations under such bonds. The shares will be entitled to dividends as of the beginning of the previous financial year, provided they were issued before the start of the Company’s Annual General Meeting, or as of the beginning of the financial year in which they were issued. According to Section 5 (6e) of the Articles of Association, the Company’s common stock is conditionally increased by up to € 188,985.00 through the issue of up to 188,985 new no-par-value bearer shares of the Company (Conditional Capital 2008-III). The conditional capital increase will only be executed to the extent that holders of the convertible bonds exercise their conversion rights for conversion into ordinary shares of the Company. The new shares participate in the Company’s profits from the beginning of the financial year, for which there has been no resolution on the appropriation of accumulated income at the time of issuance. With the Supervisory Board’s consent, the Management Board is authorized to determine the further details of the capital increase and its implementation. On January 17, 2019, our Supervisory Board resolved to adjust the conditional capital to reflect the issuance of new shares in 2018 based on the exercise of 32,537 convertible bonds. This results in a reduction of the conditional capital 2008-III from EUR 188,985 to EUR 156,448, which was entered in the commercial register on February 1, 2019. According to Section 5 (6g) of the Articles of Association, the Company’s common stock is conditionally increased by up to € 995,162.00 through the issue of up to 995,162 new no-par-value bearer shares of the Company (Conditional Capital 2016-III). The conditional capital serves to meet the obligations of subscription rights that have been issued and exercised based on the authorization resolved by the Annual General Meeting of June 2, 2016 under Agenda Item 9 letter a). The conditional capital increase will only be executed to the extent that holders of subscription rights exercise their right to subscribe to shares of the Company. The shares will be issued at the exercise price set in each case as the issue amount in accordance with Agenda Item 9 letter a) subparagraph (8) of the Annual General Meeting’s resolution dated June 2, 2016; Section 9 (1) AktG remains unaffected. The new shares are entitled to dividends for the first time for the financial year for which there has been no resolution by the Annual General Meeting

105 Management Report                on the appropriation of accumulated income. The Management Board, and the Company’s Supervisory Board where members of the Management Board are concerned, is authorized to determine the additional details of the conditional capital increase and its execution. POWER OF MANAGEMENT BOARD TO REPURCHASE SHARES The Management Board’s power to repurchase the Company’s own shares is granted in Section 71 AktG and by the authorization of the Annual General Meeting of May 23, 2014: Until and including the date of April 30, 2019, the Company is authorized to repurchase its own shares in an amount of up to 10% of the common stock existing at the time of the resolution (or possibly a lower amount of common stock at the time of exercising this authorization) for any purpose permitted under the statutory limits. The repurchase takes place at the Management Board’s discretion on either the stock exchange, through a public offer or public invitation to submit a bid. The authorization may not be used for the purpose of trading in the Company’s own shares. The intended use of treasury stock acquired under this authorization may be found under Agenda Item 9 of the Annual General Meeting of May 23, 2014. These shares may be used as follows: The shares may be redeemed without the redemption or its execution requiring a further resolution of the Annual General Meeting. The shares may be sold other than on the stock exchange or shareholder offer if the shares are sold for cash at a price that is not significantly below the market price of the Company’s shares of the same class at the time of the sale. The shares may be sold for contribution in kind, particularly in conjunction with company mergers, acquisitions of companies, parts of companies or interests in companies. The shares may be used to fulfill subscription or conversion rights resulting from the exercise of options and/or conversion rights or conversion obligations for Company shares. The shares may be offered or transferred to employees of the Company and those of affiliated companies, members of the Company’s management and those of affiliated companies and/or used to meet commitments or obligations to purchase Company shares that were or will be granted to employees of the Company or those of affiliated companies, members of the Company’s management or managers of affiliated companies. The shares may also be used to fulfill obligations or rights to purchase Company shares that will be agreed with the Company’s employees, members of the senior management and affiliates in the context of employee participation programs. If shares are used for the purposes mentioned above, shareholder subscription rights are excluded, with the exception of share redemptions. MATERIAL AGREEMENTS MADE BY THE COMPANY THAT FALL UNDER THE CONDITION OF A CHANGE OF CONTROL AFTER A TAKEOVER BID The Company has not entered into any material agreements that fall under the condition of a change of control after a takeover bid. COMPENSATION AGREEMENTS CONCLUDED BY THE COMPANY WITH MANAGEMENT BOARD MEMBERS AND EMPLOYEES IN THE EVENT OF A TAKEOVER BID Following a change of control, Management Board members may terminate their service contract and demand the fixed salary and annual bonus still outstanding until the regular end of the service contract, however at least 200% of the fixed yearly gross salary and the annual bonus. Moreover, in such a case, all                MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2017

106 Management Report                stock options, convertible bonds and performance shares granted will become vested immediately and can be exercised after the expiration of the statutory vesting or blackout periods. Following a change of control, some Senior Management Group members may also terminate their employment contract and demand a severance payment equal to one annual gross fixed salary and the full contractual bonus for the calendar year in which the termination is exercised, whereby a target achievement rate of 100% shall be applied. Moreover, in such a case, all stock options and performance shares granted will become vested immediately and can be exercised after the expiration of the statutory vesting or blackout periods. The following cases constitute a change of control: (i) MorphoSys transfers all or a material portion of the Company’s assets to an unaffiliated entity, (ii) MorphoSys merges with an unaffiliated entity, (iii) MorphoSys AG as dominated company becomes party to an agreement pursuant to Section 291 of the German Stock Corporation Act or MorphoSys is integrated in accordance with Section 319 of the German Stock Corporation Act, or (iv) a shareholder or third party directly or indirectly holds 30% or more of MorphoSys’s voting rights. Subsequent Events On January 26, 2019, we announced that in our lawsuit against Janssen Biotech and Genmab A/S, the United States (U.S.) District Court of Delaware, based on a hearing held November 27, 2018, ruled in a Court Order on January 25, 2019, that the asserted claims of three MorphoSys patents with U.S. Patent Numbers 8,263,746, 9,200,061 and 9,758,590 are invalid. The Court thus granted a motion for Summary Judgement of invalidity filed by Janssen Biotech and Genmab, A/S against the three patents held by MorphoSys. As a result of this decision, the jury trial scheduled for February 2019 to consider Janssen’s and Genmab’s alleged infringement and the validity of the MorphoSys patents did not take place. On January 31, 2019 we announced that we had settled the dispute with Janssen Biotech and Genmab A/S. The parties agreed to drop the mutual claims related to the litigation: MorphoSys dismissed claims for alleged patent infringement against Janssen Biotech and Genmab A/S and agreed not to appeal from the court order dated January 25, 2019. Janssen and Genmab dismissed their counterclaims against MorphoSys. In early February 2019, we announced the appointment of David Trexler as President and Member of the Board of Directors of MorphoSys US Inc. effective February 6, 2019. Mr. Trexler will lead the further development of MorphoSys’s U.S. subsidiary with a focus on building commercial capabilities. Mr. Trexler joins MorphoSys from EMD Serono, a subsidiary of Merck KGaA, Darmstadt. AT EMD Serono, he was responsible, among other things, for establishing the first commercial organization of Merck KGaA’s oncology division in the U.S. and for the market launch of the cancer drug avelumab for the treatment of metastatic Merkel cell carcinoma. On February 19, 2019, Simon Moroney, CEO and co-founder of MorphoSys AG (informed the Company’s Supervisory Board that he has decided not to renew his contract as a member of the company’s Management Board. As a result of his decision, Dr. Moroney will step down as CEO on expiry of his current contract on June 30, 2020, or when a successor is appointed, whichever comes sooner. At the end of February 2019, our partner Janssen announced that it had received U.S. FDA approval for Tremfya® One-Press, a single-dose, patient-controlled injector for adults with moderate-to-severe plaque

107 Management Report                psoriasis. This is a device that allows patients to administer the drug subcutaneously by themselves and is thus intended to provide a higher convenience to psoriasis patients with respect to the treatment of their chronic disease. At the beginning of March 2019, MorphoSys AG and MorphoSys US Inc. signed a credit facility agreement in a total volume of € 45.0 million so as to ensure the ongoing financing of MorphoSys US Inc. Under the agreement, MorphoSys US Inc. is entitled to call up interest-bearing loans granted by MorphoSys AG within the overall credit frame on an as-needed basis. Alternatively, the financing within the overall credit frame can also be made in the form of equity which reduces available funds within the overall credit frame accordingly. On March 7, 2019 MorphoSys announced that during the first quarter of 2019, the Company in agreement with the FDA implemented an amendment of the B-MIND study by introducing a co-primary endpoint into the trial. The scientific rationale for the amendment is based on published literature as well as MorphoSys’s own pre-clinical data, which indicate that MOR208 might be particularly active in patients who can be characterized by the presence of a certain biomarker. Discussions with the FDA regarding the biomarker assay are currently being planned and are expected to take place in the middle of 2019. The pre-planned, event-driven interim analysis of B-MIND remains projected to take place in the second half of 2019. Depending on the outcome of the interim analysis, an increase from 330 to 450 patients may be required, in which case an event-driven primary analysis of the study is expected in the first half of 2021.                MorphoSys AG - Financial Statements of MorphoSys AG as of December 31, 2017

108 Management Report List of Figures and Tables FIG. 1: MorphoSys’s Product Pipeline FIG. 2: Active Clinical Studies with MorphoSys Antibodies FIG. 3: Performance of the MorphoSys Share in 2018 FIG. 4: Performance oft he MorphoSys Share 2014 – 2018 FIG. 5: Occupational Safety at MorphoSys FIG. 6: Quality Management System at MorphoSys FIG. 7: Risk and Opportunity Management System at MorphoSys FIG. 8: Compliance Management System (CMS)    TAB. 1: Sustainable Development Key Performance Indicators (SD KPIs) at MorphoSys TAB. 2: Comparison of Actual Business Results Versus Forecasts TAB. 3: Closing Prices of MorphoSys Shares and ADS TAB. 4: Key Data for the MorphoSys Share TAB. 5: Analyst Recommendations TAB. 6: Summary of MorphoSys’s Key Short- and Medium-Term Risks TAB. 7: Summary of MorphoSys’s Key Long-Term Risks TAB. 8: Summary of MorphoSys’s Key Opportunities TAB. 9: Composition of the Supervisory Board until Termination of the 2018 Annual General Meeting TAB. 10: Composition of the Supervisory Board since Termination of the 2018 Annual General Meeting TAB. 11: Participation of Supervisory Board Members TAB. 12: Compensation of the Management Board in 2018 and 2017 TAB. 13: Compensation of the Supervisory Board in 2018 and 2017 TAB. 14: Directors’ Holdings TAB. 15: Managers Transactions in 2018

Annual Financial Statements of MorphoSys AG as of December 31, 2018 (German GAAP) MorphoSys AG, Planegg                MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

110 Notes to the Financial Statements
MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

Notes to the Financial Statements 111 [GRAPHIC APPEARS HERE]                Balance Sheet as of December 31, 2018                12/31/2018 12/31/2018 12/31/2017 ASSETS in € in € in €                 A. I.    II.    1.    2.    III.    1.    2.    B.    I.    II.     1.    2. 3.    III.    IV.    C.    FIXED ASSETS                 Intangible Assets                 Paid concessions, commercial property rights and                similar rights and assets and licenses to such rights                and assets 26,278,263 26,278,263 27,152,100                Tangible Assets                 Land, leasehold rights and buildings, including                leasehold improvements 412,635    435,485                Other equipment, furniture and fixtures 2,972,483    2,956,672                3,385,118 3,392,157                Financial Assets                 Shares in affiliated companies 15,946,626    39,624,278                Shares in participations 232,000    0                16,178,626 39,624,278                45,842,007 70,168,535                CURRENT ASSETS                 Inventories                 Raw materials, supplies and production materials 245,161    167,231                245,161 167,231                Receivables and Other Assets                 Trade accounts receivable                (thereof due within one year EUR 17,822,933, prior                year: EUR 11,172,746) 17,822,933    11,172,746                Receivables due from affiliated companies                (thereof due within one year EUR 2,983,280) 2,983,280    12,468                Other assets                (thereof due after one year EUR 95,749,059, prior                year: EUR 0) 324,798,740    164,560,617                345,604,953 175,745,831                Securities                 Other securities 94,581,264    86,538,195                94,581,264 86,538,195                Cash on Hand and Cash at Banks 40,823,391 40,823,391 62,668,030                481,254,769 325,119,287                PREPAID EXPENSES 5,765,566 5,765,566 4,491,369                532,862,342 399,779,191 MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

112 Notes to the Financial Statements                12/31/2018 12/31/2018 12/31/2017 LIABILITIES AND SHAREHOLDERS EQUITY in € in € in €                EQUITY    Common Stock (Nominal Value of the Conditional Capital as of December 31, 2018: € 6,459,146 ; December 31,    2017: € 6,491,683) 31,839,572    29,420,785                Treasury Stock (281,036)    (319,678)                31,558,536 29,101,107                II. Additional Paid-in Capital 610,969,728 610,969,728 416,940,949    Earnings Reserves    Other earnings reserves 16,801,750 16,801,750 15,412,183                IV. Accumulated Deficit (178,659,144) (178,659,144) (111,625,357)                480,670,870 349,828,882 [GRAPHIC APPEARS HERE] PROVISIONS 1. Tax provisions 208,034    95,000                2. Other provisions 42,957,114    42,294,257                43,165,148 42,389,257 [GRAPHIC APPEARS HERE] LIABILITIES [GRAPHIC APPEARS HERE] Bonds (thereof convertible EUR 71,517, prior year: EUR    87,785) 71,517 87,785                2. Trade Accounts Payable 6,892,461 4,673,354                3. Liabilities due to Affiliated Companies 161,148 134,169    Other liabilities    (thereof due within one year EUR 948,943, prior year:                EUR 2,105,735)                (thereof for taxes EUR 705,937, prior year: EUR                1,993,794) 948,943    2,105,735                8,074,069 7,001,043                D. DEFERRED REVENUE 952,255 952,255 560,009                532,862,342 399,779,191                MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

Statement of Income from January 1, through December 31, 2018

		2018 in €	2017 in €
1.	Sales	79,514,176	66,495,873
2.	Cost of sales	(90,818,911)	(116,703,520)
3.	**Gross profit on sales**	**(11,304,735)**	**(50,207,647)**
4.	Selling expenses	(6,148,738)	(5,177,647)
5.	General administration expenses	(41,118,367)	(22,795,605)
6.	Other operating income	13,173,128	14,261,582
	thereof gain on exchange	670,736	484,840
7.	Other operating expenses	(1,176,600)	(2,427,881)
	thereof loss on exchange	(457,258)	(844,415)
8.	Income from other securities and loans presented under financial assets	5,313	35,309
9.	Other interest and similar income	106,111	237,569
	thereof interest income from the deduction of accrued interest of non-current provisions	66,307	55,234
10.	Losses from other securities and loans presented under financial assets	(84,643)	(62,594)
11.	Other Interest and similar expenses	(90,518)	(70,358)
	thereof interest expense from the addition of accrued interest of non-current provisions	(30,542)	(69,327)
12.	Impairment of financial assets and of current securities	(20,394,717)	0
13.	Income tax	649	(86,310)
14.	**Result after taxation**	**(67,033,117)**	**(66,293,582)**
15.	Other taxes	(670)	21,384
16.	**Net loss**	**(67,033,787)**	**(66,272,198)**
17.	Loss carried forward	(111,625,357)	(45,353,159)
18.	**Accumulated Deficit**	**(178,659,144)**	**(111,625,357)**

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2018

114 Notes to the Financial Statements                Notes to the Financial Statements    General Information These annual financial statements were prepared in accordance with Section 242 et seq. and Section 264 et seq. of the German Commercial Code (HGB), the corresponding provisions of the German Stock Corporation Act (AktG) and the Company’s Articles of Association. The shares of MorphoSys AG (the “Company”) are listed for trading in the Regulated Market (Prime Standard segment) of the Frankfurt Stock Exchange. On April 18, 2018, MorphoSys completed an initial public offering on the Nasdaq Global Market through the issue of American Depositary Shares (ADS). Each ADS represented 1/4 of a MorphoSys ordinary share. These annual financial statements were prepared in accordance with the regulations for large corporations. The statement of income has been structured in accordance with the cost of sales method for the purposes of comparison with the consolidated financial statements prepared pursuant to IFRS. The financial year corresponds to the calendar year. The Company’s registered office is located at Semmelweisstraße 7, 82152 Planegg, Germany. The MorphoSys AG consolidated and separate financial statements can be viewed at this address. The Company is recorded in the Commercial Register B of the District Court of Munich, Germany, under the number HRB 121023. Accounting and Valuation Principles These annual financial statements were prepared on the basis of the following accounting and valuation principles. When intangible assets acquired are subject to depletion, they are amortized using the straight-line method over the course of their expected useful lives. Acquired research and development programs and since then under development are recognized at acquisition cost and are only subject to amortization when the studies on the efficacy of the respective antibody program are fully completed. The values of these assets are reviewed at the balance sheet date, and the assets are carried at the lower of their carrying amount or fair value. Tangible assets are carried at acquisition cost and depreciated on a straight-line basis over their expected useful lives. Low-value assets with values between € 250 and € 800 are fully depreciated in the year they are acquired. Financial assets are recognized at the lower of their acquisition cost or fair value. Pursuant to Section 256 HGB, inventories are measured according to the FIFO method. Inventories are not subject to third-party rights, except for the customary retention of title. Receivables and other assets are recognized at nominal value. Risks are taken into account by means of write-downs or impairment. The realization principle is applied to non-current receivables.    MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

            The measurement of forward rate agreements qualifying as derivative financial instruments is based on the change in forward exchange curves. Recognition and measurement follow the imparity principle. Valuation units were not formed in the past financial year. Other securities are recognized at the lower of acquisition cost or fair value in accordance with Section 253 (4) HGB. Cash and cash equivalents are carried at their nominal value as of the balance sheet date. Prepayments are recognized as prepaid expenses on the balance sheet date insofar as they represent expenses for a certain period subsequent to the balance sheet date. Common stock is carried at nominal value. The nominal value of the shares repurchased is offset against common stock in accordance with Section 272 (1a) HGB, while the remaining amount of the total purchase price is offset against the other earnings reserves within equity. Provisions cover all identifiable risks and uncertain obligations and are recognized at the settlement amount required according to prudent business judgment. Liabilities are measured at the settlement amount. The imparity principle is applied to non-current liabilities. Deferred income comprises income received before or on the balance sheet date insofar as it represents income for a certain period subsequent to the balance sheet date. Provisions have been recognized on a pro rata basis for personnel expenses resulting from long-term incentive plans introduced in 2015, 2016, 2017 and 2018 because the repurchase of treasury shares for servicing the long-term incentive plans constitutes a financial burden on the Company. The recognition of revenue for income from collaboration and research agreements is carried on the basis of the contractual terms and takes into account the realization principle of Section 252 (1) no. 4 HGB and the accrual-based method of Section 250 (2) HGB based on the contract period. Upfront payments made at the time of the conclusion of a contract that grants access to MorphoSys technology (e.g., HuCAL and Ylanthia) are spread over the term during which the rights of use are granted. License fees are recognized over the contract period. Upfront payments made at the time of the conclusion of a contract for the out-licensing of antibody programs are recognized as revenue upon transfer of the antibody program to the licensee, provided that no material performance obligations have to be provided in the future. Revenue from milestone payments is recognized upon the achievement of certain success criteria (e.g. achieving certain clinical phases / approvals or number of patients treated). Service fees related to research and development collaborations are recognized in the period the services were rendered. Cost of goods sold are recognized as expense in the period in which the related revenues occur. This item includes research and development costs, comprising costs for external services, personnel expenses, material costs, infrastructure costs, operating costs, impairments, depreciation and other costs. In addition, research and development-related reasonable expenses for company social facilities, voluntary social benefits and company pension schemes are included in cost of goods sold. Internally incurred development costs are capitalized as soon as it is highly probable that an asset will result in the future.                MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

116

Notes to the Financial Statements

Any total tax charge that results from a difference between the carrying amounts of assets, liabilities, accruals and deferrals prescribed by commercial law and these items' tax carrying amounts that are likely to diminish in subsequent financial years, is recognized as a deferred tax liability in the balance sheet in accordance with Section 274 HGB. Any total tax relief that results is not recognized as a deferred tax asset in the balance sheet pursuant to the option granted in Section 274 (1) sent. 2 HGB. The amount of the resulting tax charge and relief is measured at the Company-specific tax rates, applicable at the time the differences are reversed and are not discounted. The line items reported are reversed as soon as the tax charge or benefit occurs or is no longer expected. The income or expense from changes in deferred tax assets or liabilities is recorded separately in the statement of income under the line item "income tax."

All amounts in this report are rounded to the nearest euro, thousand euros or million euros.

FOREIGN CURRENCY TRANSLATION

Current receivables and liabilities denominated in foreign currencies are translated on the basis of the mean spot exchange rate prevailing on the day of the transaction or the balance sheet date pursuant to Section 256a HGB. The Company did not recognize any non-current receivables or liabilities denominated in foreign currencies.

Notes to the Balance Sheet

INTANGIBLE ASSETS

Paid concessions, commercial property rights and similar rights and assets, as well as licenses to such rights and assets, amounted to €26,278k as of December 31, 2018 (December 31, 2017: €27,152k). This item included acquired research and development programs and since then under development in the amount of €23,948k (December 31, 2017: €23,948k). Intangible assets were tested for impairment as of the reporting date, and an impairment of €361k was recognized on a license that was no longer in use.

Asset Class	Useful Life	Amortisation Rates
Paid concessions, commercial property rights and similar rights and assets and licenses to such rights and assets	8 - 10 years	13% - 10%
In-process R&D Programs	not yet subject for amortization	-
Software	3 - 5 years	33% - 20%

The development of intangible assets and the respective amortization in the financial year are presented in the statement of fixed assets.

FIXED ASSETS

The development of the individual line items under fixed assets and the respective depreciation in the financial year are presented in the statement of fixed assets.

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2018

Asset Class	Useful Life	Depreciation Rates
Computer Hardware	3 years	33%
Low-Value Laboratory and Office Equipment between € 250 and € 800	Immediately	100%
Leasehold Improvements to Property/Buildings	10 years	10%
Office Equipment	8 years	13%
Laboratory Equipment	4 years	25%

FINANCIAL ASSETS

As of the December 31, 2018 reporting date, the Company recorded shares in affiliated companies of €15,946k (December 31, 2017: €39,624k). This amount included the share in Lanthio Pharma B.V. of €14,408k (December 31, 2017: €33,575k) and MorphoSys US Inc. of €1,538k (December 31, 2017: €0k).

The decrease in this balance sheet item resulted from an impairment in the amount of €20,267k on the share in Lanthio Pharma B.V. and the merger of Sloning BioTechnology GmbH (carrying value of the interest as of December 31, 2017: €6,049k), as the transferring legal entity, to MorphoSys AG, as the acquiring legal entity. The decline was partly offset by the establishment of MorphoSys US Inc. in the amount of €1,525k and a cash payment from MorphoSys AG of €1,100k made in December 2018 to the capital reserves of Lanthio Pharma B.V.

The reason for the impairment of the share in Lanthio Pharma B.V. was the expectation of a delay in the development plan, a delayed market entry and a delay in the occurrence of future cash flows compared to earlier assumptions for MOR107.

With its entry into the commercial register on June 28, 2018, Sloning BioTechnology GmbH was merged as the transferring legal entity into MorphoSys AG as the acquiring legal entity with retroactive effect from January 1, 2018, based on the merger agreement dated May 17, 2018. As part of this merger, primarily bank balances in the amount of €8,983k and inventories in the amount of €134k were transferred to MorphoSys AG.

On July 2, 2018, MorphoSys AG formed the wholly owned subsidiary, MorphoSys US Inc. (Princeton, New Jersey, USA) pursuant to Section 102 of the General Corporation Law of the State of Delaware, USA, with the intention of establishing distribution capabilities in the United States.

The interests in affiliated companies are listed in the overview below.

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2018

118

Notes to the Financial Statements

	Currency	Stake in %	Equity in domestic currency	Profit / Loss for the Year in domestic currency
Foreign				
Lanthio Pharma B.V., Groningen, The Netherlands	€	100.00	2,725,998 [2]	708,817
LanthioPep B.V., Groningen, The Netherlands [1]	€	100.00	- [2]	(2,833,837)
MorphoSys US Inc., Princeton, New Jersey, USA	$ [3]	100.00	(1,210,787)	(2,950,787)

[1] Indirect subsidiary via Lanthio Pharma B.V.

[2] Disclosure of equity of the Lanthio Group

[3] Exchange rate 1 $ to € on December 31, 2018: 0.8734

In July 2018, the Company acquired a 19.9% share in adivo GmbH, Martinsried, in the context of start-up financing. MorphoSys paid a cash contribution of €9,458 and a contribution in kind of €350,000, which consisted of the adivo brand and a license to a fully synthetic canine-based antibody library. As of December 31, 2018, the investment was reported at the fair value of €232k after an impairment of €127k.

INVENTORIES

As of the balance sheet date, inventories amounted to €245k (December 31, 2017: €167k) and consisted exclusively of raw materials, supplies, and production materials.

TRADE ACCOUNTS RECEIVABLE

As of December 31, 2018, MorphoSys AG recorded trade accounts receivable of €17,823k (December 31, 2017: €11,173k). All trade accounts receivable are due within one year. Based on the Management Board's assessment, valuation allowances were not made in the 2018 and 2017 financial years.

RECEIVABLES DUE FROM AFFILIATED COMPANIES

As of December 31, 2018, receivables due from affiliated companies amounted to €2,983k (December 31, 2017: €12k) and included exclusively trade accounts receivable as in the prior year.

OTHER ASSETS

Other assets totaled €324,799k as of December 31, 2018 (December 31, 2017: €164,561k).

As of December 31, 2018, the Company held financial assets of €315,824k. These were recorded under other assets and comprised various fixed deposits (December 31, 2017: €149,056k). Interest income from these financial assets was recognized in the statement of income under the line item other interest and similar income. The risk associated with these financial instruments is primarily bank credit risk. There was no indication of impairment in the 2018 financial year.

Other assets due after one year only relate to fixed deposits.

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2018

t                Combination compounds in the amount of € 5,392k were recognized in other assets (December 31, 2017: € 11,229k). Lease security deposits amounting to € 671k (December 31, 2017: € 1,103k) were recognized separately under other assets. Other assets also contained a receivable due from tax authorities from input tax surplus of € 2,669k (December 31, 2017: € 2,433k). In 2018, an impairment was recognized in other assets in the amount of € 4,845k (December 31, 2017: € 0k). S E C U R I T I E S The securities consisted of marketable securities in the amount of € 94,581k (December 31, 2017: 86,538k). As of December 31, 2018, impairments due to unrealized losses on marketable securities amounted to € 137k (December 31, 2017: € 105k). The change of € 32k was recognized in profit and loss. COMMON STOCK On December 31, 2018, the Company had common stock in the amount of € 31,840k (December 31, 2017: 29,421k), divided into 31,839,572 no-par-value bearer shares (December 31, 2017: 29,420,785 shares). With the exception of the 281,036 treasury shares (December 31, 2017: 319,678 treasury shares) held by the Company, the shares concerned are bearer shares with dividend entitlements and voting rights with each share carrying one vote at the Annual General Meeting. The common stock increased due to the capital increases in April 2018 as a result of the initial public offering on the Nasdaq Global Market. The capital increases were carried out by means of American Depositary Shares (“ADS”), with each ADS representing 1/4 of a MorphoSys ordinary share. A total of 2,075,000 new shares were issued on April 18, 2018 and 311,250 new shares were issued on April 26, 2018 from Authorized Capital 2017-II. The common stock also increased by € 32,537 as a result of the exercise of 32,537 convertible bonds granted to the Management Board and the Senior Management Group. The weighted-average exercise price of the convertible bonds exercised amounted to € 31.88. TREASURY STOCK The nominal value of the Company’s treasury stock is offset against the common stock. The development of treasury stock is shown below.                MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

120

Notes to the Financial Statements

	Number of Company Shares	Value of Capital Subscribed in €
Treasury Stock as of December 31, 2010	79,896	79,896
Repurchase of Treasury Stock	84,019	84,019
Treasury Stock as of December 31, 2011	163,915	163,915
Repurchase of Treasury Stock	91,500	91,500
Treasury Stock as of December 31, 2012	255,415	255,415
Repurchase of Treasury Stock	84,475	84,475
Treasury Stock as of December 31, 2013	339,890	339,890
Repurchase of Treasury Stock	111,000	111,000
Treasury Stock as of December 31, 2014	450,890	450,890
Repurchase of Treasury Stock	88,670	88,670
Transfer of Treasury Stock	(104,890)	(104,890)
Treasury Stock as of December 31, 2015	434,670	434,670
Repurchase of Treasury Stock	52,295	52,295
Transfer of Treasury Stock	(90,955)	(90,955)
Treasury Stock as of December 31, 2016	396,010	396,010
Transfer of Treasury Stock	(76,332)	(76,332)
Treasury Stock as of December 31, 2017	319,678	319,678
Transfer of Treasury Stock	(38,642)	(38,642)
Treasury Stock as of December 31, 2018	281,036	281,036

As of December 31, 2018, treasury stock amounted to 0.88% (December 31, 2017: 1.09%) of common stock.

The cause of this decline was the transfer of 17,219 of the Company's own shares to the Management Board and Senior Management Group under the performance-based 2014 Long-Term Incentive plan (LTI plan) amounting to €636k. The vesting period for this LTI plan expired on April 1, 2018 and provides or provided beneficiaries with a six-month option to receive a total of 17,219 shares.

In May 2018, the Management Board, the Senior Management Group and certain employees of the Company who are not members of the Senior Management Group received a one-time entitlement in a total fixed amount of €2.1 million. This entitlement was settled in treasury shares of the Company when the option was exercised by the beneficiaries. Beneficiaries were free to choose the exercise day within a vesting period expiring on December 31, 2018. Upon exercise, the fixed amount of the entitlement was divided by the XETRA closing price on the exercise date, and the resulting number of treasury shares was transferred to the beneficiary. As of December 31, 2018, a total of 20,105 shares valued at €2.1 million were transferred as part of this entitlement.

In addition, 1,318 treasury shares with a value of €49k were transferred to related parties. As a result, the number of MorphoSys shares owned by the Company as of December 31, 2018, was 281,036 (December 31, 2017: 319,678). The repurchased shares may be used for all purposes named in the authorization of the Annual General Meeting on May 23, 2014, and particularly for any existing or future employee participation schemes and/or to finance acquisitions. The shares may also be redeemed.

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2018

t                AUTHORIZED AND CONDITIONAL CAPITAL The number of authorized common shares generally increased from 14,579,885 on December 31, 2017 to 14,684,291 on the reporting date. This overall change comprised a decline in the number of authorized ordinary shares as a result of the two capital increases from Authorized Capital 2017-II totaling 2,386,250 ordinary shares in April 2018 in the context of the IPO in the United States. At the Annual General Meeting on May 17, 2018, Authorized Capital 2018-I in the amount of € 11,768,314 was created, and the remaining Authorized Capital 2017-II in the amount of € 9,277,658 was canceled. Under the terms of Authorized Capital 2018-I, the Management Board, with the Supervisory Board’s approval, has been authorized to increase the Company’s common stock once or several times until April 30, 2023 (inclusive) up to a total of € 11,768,314, by issuing up to 11,768,314 new, no-par-value bearer shares.    The number of ordinary shares of conditional capital compared to December 31, 2017 decreased from 6,491,683 to 6,459,146 shares due to the exercise of 32,537 conversion rights in 2018. The reduction in ordinary shares of conditional capital through the exercise of 32,537 conversion rights was entered in the commercial register in February 2019. ADDITIONAL PAID -IN CAPITAL In the 2018 financial year, additional paid-in capital developed as follows:    in 000’s €                Status on January 1, 2018 416,941    Addition in connection with Capital Increases 191,228    Additions in connection with the Exercise of Convertible Bonds 1,005    Additions in connection with the Transfer of Treasury Stock 1,796    Status on December 31, 2018 610,970    The rise in additional paid-in capital totaling € 194,029k resulted from capital increases in the context of the US initial public offering on the Nasdaq Global Market, the exercise of convertible bonds and the issue of treasury shares to the Management Board, the Senior Management Group and related parties. EARNINGS RESERVES Other earnings reserves amounted to € 16,802k (December 31, 2017: € 15,412k) and developed as follows in the 2018 financial year: Other earnings reserve as of January 1, 2018    Settlement with the difference from transfer of Treasury Stock by Allocation to Other Earnings Reserves    Other earnings reserve as of December 31, 2018 in 000’s €    15,412    1,390    16,802 The increase of € 1,390k resulted solely from the reclassification of other provisions related to the allocation of treasury shares under the 2014 Long-Term Incentive plan and the one-time allocations to the Company’s Management Board, Senior Management Group and related parties.                MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

122 Notes to the Financial Statements                ACCUMULATED DEFICIT The prior year’s accumulated deficit developed in the reporting year as follows:    in 000’s €                Accumulated Deficit as of January 1, 2018 (111,625)    Net loss (67,034)    Accumulated Deficit as of December 31, 2018 (178,659)    The Company’s net loss for the 2018 financial year of € -67,034k was offset against the prior year’s accumulated deficit (€ -111,625k). MorphoSys AG’s accumulated deficit for the 2018 financial year amounted to € -178,659k (December 31, 2017: accumulated deficit of € -111,625k). STOCK OPTIONS 2017 STOCK OPTION PLAN On April 1, 2017, MorphoSys established a stock option plan (SOP) for the Management Board, the Senior Management Group and employees of the Company who are not members of the Senior Management Group (beneficiaries). The grant date was April 1, 2017, and the vesting period/performance period is four years. Each stock option grants up to two subscription rights to shares of the Company. The subscription rights vest each year by 25% within the four-year vesting period, provided that the performance criteria specified for the respective period have been 100% fulfilled. The number of subscription rights earned per year is calculated based on the performance criteria of the absolute and relative price performance of MorphoSys shares versus the Nasdaq Biotech Index and the TecDAX Index. The performance criteria can be met annually up to a maximum of 200%. If the share price development falls short of the program’s performance parameters, the target achievement for that year is 0%. The exercise price, derived from the average market price of the Company’s shares in the XETRA closing auction on the Frankfurt Stock Exchange from the 30 trading days prior to the issue of the convertible bonds, is € 55.52. MorphoSys reserves the right to settle the exercise of stock options through newly created shares from Conditional Capital 2016-III, through the issuance of treasury shares or in cash. The exercise period carries on for three years after the end of the four-year vesting period/performance period and ends on March 31, 2024. If a member of the Management Board ceases to hold an office at MorphoSys through termination (or the Management Board member terminates the employment contract), resignation, death, injury, disability or the attainment of retirement age (receipt of a standard retirement pension, early-retirement pension or disability pension, as long as the requirements for the disability pension entitlement are met) or under other circumstances subject to the Supervisory Board’s discretion, the Management Board member (or the member’s heirs) is entitled to a precise daily pro rata number of subscription rights.                MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

t                If a member of the Management Board ceases to hold an office at MorphoSys for good reason as defined by Section 626 (2) of the German Civil Code (BGB), all unexercized stock options will be forfeited without any entitlement to compensation. If a change of control occurs during the four-year vesting period, the stock options will become fully vested. In this case, however, the right to exercise the stock options arises only at the end of the four-year vesting period. As of April 1, 2017, a total of 81,157 stock options had been granted to the beneficiaries, of which 40,319 had been granted to the Management Board (further details can be found in the table “Remuneration of the Management Board”), 37,660 to the Senior Management Group and 3,178 to selected Company employees who do not belong to the Senior Management Group. The original number of stock options granted was based on 100% target achievement. Based on the performance criteria that have been met to date, the target achievement is expected to be 125%. For performance criteria that have not yet been met, 100% target achievement is assumed. Under this assumption, the total number of subscription rights to be exercised, i.e., the total number of shares to be issued at the end of the four-year holding period/performance period would currently increase to 90,949 shares. The fair value of the stock options on the grant date (April 1, 2017) was € 21.41 per stock option. In the period from the grant date to December 31, 2018, seven beneficiaries left MorphoSys, resulting in the forfeiture of 8,398 stock options. For the calculation of personnel expenses resulting from share-based payment under the 2017 Stock Option Plan, the assumption was that two beneficiaries would leave the Company during the four-year period. This assumption was updated in 2018. 2018 STOCK OPTION PLAN On April 1, 2018, MorphoSys established a stock option plan (SOP) for the Management Board, the Senior Management Group and employees of the Company who are not members of the Senior Management Group (beneficiaries). The grant date was April 1, 2018, and the vesting period/performance period is four years. Each stock option grants up to two subscription rights to shares of the Company. The subscription rights vest each year by 25% within the four-year vesting period, provided that the performance criteria specified for the respective period have been 100% fulfilled. The number of subscription rights vested per year is calculated based on the key performance criteria of the absolute MorphoSys share price performance and the relative MorphoSys share price performance compared to the Nasdaq Biotechnology Index and the TecDAX Index. The performance criteria can be met annually up to a maximum of 200%. If the share price development falls short of the program’s performance parameters, the target achievement for that year is 0%. The exercise price, derived from the average market price of the Company’s shares in the XETRA closing auction on the Frankfurt Stock Exchange from the 30 trading days prior to the issue of the stock options, is € 81.04. MorphoSys reserves the right to settle the exercise of stock options through either newly created shares from Conditional Capital 2016-III or, alternatively, through the issuance of treasury shares or in cash should the exercise from Conditional Capital 2016-III not be possible. The exercise period carries on for three years after the end of the four-year vesting period/performance period, which is March 31, 2025.                MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

124 Notes to the Financial Statements                If a member of the Management Board ceases to hold an office at MorphoSys prior to the end of the four-year vesting period/performance period, the Management Board member (or the member’s heirs) is entitled to a precise daily pro rata amount of subscription rights. If a member of the Management Board ceases to hold an office at MorphoSys for good reason as defined by Section 626 (2) of the German Civil Code (BGB), all unexercized stock options will be forfeited without any entitlement to compensation. If a cumulative absence of more than 90 days occurs during the four-year vesting period/performance period, the beneficiary is entitled to a precise daily pro rata amount of subscription rights. Absence is defined as either a continued period of lost work time due to illness or inactivity of a beneficiary or employment relationship without continued pay. If a change of control occurs during the four-year vesting period, the stock options will become fully vested. In this case, however, the right to exercise the stock options arises only at the end of the four-year vesting period. As of April 1, 2018, a total of 67,778 stock options had been granted to beneficiaries, of which 29,312 had been granted to the Management Board (further details can be found in the table in the section “Remuneration of the Management Board”), 34,276 to the Senior Management Group and 4,190 to selected Company employees who do not belong to the Senior Management Group. The stated number of stock options granted is based on 100% target achievement. The fair value of the stock options on the grant date (April 1, 2018) was € 30.43 per stock option. In the period from the grant date to December 31, 2018, two beneficiaries left MorphoSys, resulting in the forfeiture of 2,136 stock options. For the calculation of personnel expenses resulting from share-based payment under the 2018 Stock Option Plan, the assumption is that four beneficiaries would leave the Company during the four-year period.    C O N VERTIBLE BONDS 2013 CONVERTIBLE BOND PROGRAM On April 1, 2013, MorphoSys AG granted the Management Board and members of the Senior Management Group (beneficiaries) convertible bonds with a total nominal value of € 225,000, divided into 449,999 bearer bonds with equal rights from “Conditional Capital 2008-III”. The beneficiaries have the right to convert the bonds into Company shares. Each convertible bond can be exchanged for one of the Company’s bearer shares equal to the proportional amount of common stock, which currently stands at € 1. Exercise of the convertible bonds is subject to several conditions, such as the achievement of performance targets, the expiration of vesting periods, the exercisability of the conversion rights, the existence of an employment or service contract that is not under notice and the commencement of the exercise period. The conversion price amounted to € 31.88 and was derived from the Company’s share price in the XETRA closing auction of the Frankfurt Stock Exchange on the trading day preceding the issue of the convertible bonds. The exercise of the conversion rights is admissible since, on at least one trading day during the lifetime of the convertible bonds, the share price of the Company has risen to more than 120% of the price in the XETRA closing auction of the Frankfurt Stock Exchange on the trading day preceding the issue of the convertible bonds.                MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

The following table shows the development of the convertible bond plans for Company employees in the 2018 and 2017 financial years.

	Convertible Bonds	Weighted-average Price €
Outstanding as of January 1, 2017	**436,585**	**31.88**
Granted	0	0.00
Exercised	(261,015)	0.00
Forfeited	0	31.88
Expired	0	0.00
Outstanding as of December 31, 2017	**175,570**	**31.88**
Outstanding as of January 1, 2018	**175,570**	**31.88**
Granted	0	0.00
Exercised	(32,537)	31.88
Forfeited	0	0.00
Expired	0	0.00
Outstanding as of December 31, 2018	**143,033**	**31.88**

From the grant date until December 31, 2018, one beneficiary left MorphoSys and, therefore, 13,414 convertible bonds were forfeited. As of December 31, 2018, the number of vested convertible bonds totaled 143,033 shares (December 31, 2017: 175,570 shares).

The following overview includes the weighted-average exercise price as well as information on the contract duration of significant groups of convertible bonds as of December 31, 2018.

Range of Exercise Prices	Number Outstanding	Remaining Contractual Life (in Years)	Weighted-average Exercise Price (€)	Number Exercisable	Weighted-average Exercise Price (€)
€ 25.00 - € 40.00	143,033	1.25	31.88	143,033	31.88
	143,033	**1.25**	**31.88**	**143,033**	**31.88**

LONG-TERM INCENTIVE PLANS

2014 LONG-TERM INCENTIVE PLAN

On April 1, 2014, MorphoSys established a long-term incentive plan (LTI plan) for the Management Board and the Senior Management Group (beneficiaries). The vesting period of this plan expired on April 1, 2018. The LTI plan is a performance-related share plan and is paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. These criteria are approved annually by the Supervisory Board. The performance criteria are based on the absolute MorphoSys share

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2018

126 Notes to the Financial Statements                price performance, and the relative MorphoSys share price performance compared to the Nasdaq Biotechnology Index and the TecDAX Index. The fulfillment of these criteria was set at 200% for one year, 54% for one year and 0% for two years. Furthermore, the Supervisory Board set a so-called “company factor” at 1.0, meaning the number of performance shares to be allocated was scaled by a factor of 1.0. Based on these terms and the company factor, a total of 17,219 performance shares of MorphoSys AG was transferred to beneficiaries until October 10, 2018, after the expiration of the four-year vesting period. The Management Board received 6,969 performance shares (for further information, please see the table in the section “Remuneration of the Management Board”), the Senior Management Group received 8,216 performance shares and former members of the Management Board and Senior Management Group, who have since left the Company, received 2,034 performance shares. In 2018, personnel expenses resulting from performance shares under the 2014 LTI plan amounted to € 102k (2017: € 480k). 2015 LONG-TERM INCENTIVE PLAN On April 1, 2015, MorphoSys established a long-term incentive plan (LTI plan) for the Management Board and the Senior Management Group (beneficiaries). The LTI plan is a performance-related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. These criteria are evaluated annually by the Supervisory Board. The grant date was April 1, 2015, and the vesting/performance period is four years. If the predefined key performance criteria for the respective period are fully met, 25% of the performance shares become vested in each year of the four-year vesting period. The number of shares earned per year is calculated based on performance criteria comprising the absolute MorphoSys share price performance, and the relative MorphoSys share price performance compared to the Nasdaq Biotechnology Index and the TecDAX Index. The number of performance shares vested each year will be reduced or increased to the extent that the performance criteria of the respective year have been achieved between only 50% and 99.9% (<100%) or the achievement of the performance criteria has exceeded 100% (maximum 200%). If in one year the performance criteria are met by less than 50%, no performance shares will become vested in that year. In any case, the maximum pay-out at the end of the four-year period is limited by a set factor, which generally amounts to 1. However, in justified cases, the Supervisory Board may set this factor freely between 0 and 2, for example, if the level of payment is regarded as unreasonable in view of the general development of the Company. The right to receive a certain allocation of performance shares under the LTI plan, however, occurs only at the end of the four-year vesting period. At the end of the four-year waiting period, there is a six-month exercise period during which the Company can transfer the shares to the beneficiaries. Beneficiaries are free to choose the exercise date within this exercise period. If the number of repurchased shares is not sufficient for servicing the LTI plan, MorphoSys reserves the right to pay a certain amount of the LTI plan in cash in the amount of the performance shares at the end of the vesting period, provided the cash amount does not exceed 200% of the fair value of the performance shares on the grant date. If a member of the Management Board ceases to hold an office at MorphoSys because of termination (or if the Management Board member terminates the employment contract), resignation, death, injury, disability, by reaching retirement age (receipt of a normal retirement pension, early-retirement pension or disability pension, as long as the requirements for the disability pension entitlement are met) or under                MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

t                other circumstances subject to the Supervisory Board’s discretion, the Management Board member (or the member’s heirs) is entitled to performance shares determined on a precise daily pro rata basis. If a member of the Management Board ceases to hold an office at MorphoSys for good reason as defined by Section 626 (2) of the German Civil Code (BGB) and/or as defined by Section 84 (3) of the German Stock Corporation Act (AktG), the beneficiary will not be entitled to performance shares. If a change of control occurs during the four-year vesting period, all performance shares will become fully vested. In this case, the right to receive a certain allocation of performance shares under the LTI plan occurs only at the end of the four-year vesting period. A total of 40,425 of these shares were allocated to beneficiaries on April 1, 2015, with 21,948 performance shares allocated to the Management Board (further details can be found in the table “Remuneration of the Management Board”) and 18,477 performance shares to the Senior Management Group. The original number of performance shares allocated was based on the full achievement of the performance criteria and a company factor of 1. Based on the performance criteria that have been met to date, the overall achievement of the target is expected to be 123.5%. For performance criteria that have not yet been met, 100% target achievement is assumed. Under this assumption, the total number of performance shares to be allocated at the end of the four-year holding period/performance period would currently increase to 44,599 shares. The fair value of the performance shares on the grant date (April 1, 2015) was € 61.40 per share. No dividends were included in the determination of the fair value of the performance shares because the Group does not intend to distribute any dividends in the foreseeable future. From the grant date until December 31, 2018, five beneficiaries left MorphoSys, and therefore 3,093 performance shares were forfeited. For the calculation of the personnel expenses from share-based payment under the 2015 LTI plan, it was initially assumed that one beneficiary would leave the Company during the four-year period. This assumption was updated in 2018. In 2018, personnel expenses resulting from performance shares under the 2015 LTI plan amounted to € 1,037k (2017: € 595k). 2016 LONG-TERM INCENTIVE PLAN On April 1, 2016, MorphoSys established a long-term incentive plan (LTI plan) for the Management Board and the Senior Management Group (beneficiaries). The LTI plan is a performance-related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. These criteria are evaluated annually by the Supervisory Board. The grant date was April 1, 2016, and the vesting/performance period is four years. If the predefined key performance criteria for the respective period are fully met, 25% of the performance shares become vested in each year of the four-year vesting period. The number of shares earned per year is calculated based on performance criteria comprising the absolute MorphoSys share price performance, and the relative MorphoSys share price performance compared to the Nasdaq Biotechnology Index and the TecDAX Index. The number of performance shares vested each year will be reduced or increased to the extent that the performance criteria of the respective year have been achieved between only 50% and 99.9% (<100%) or the achievement of the performance criteria has exceeded 100% (maximum 200%). If in one year the performance criteria are met by less than 50%, no performance shares will become vested in that year. In any case, the maximum pay-out at the end of the four-year period is limited by a set factor, which generally amounts to 1. However, in justified cases, the Supervisory Board may set this factor freely between 0 and 2, for example, if the level of payment is regarded as unreasonable in view of the                MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

128 Notes to the Financial Statements                general development of the Company. The right to receive a certain allocation of performance shares under the LTI plan, however, occurs only at the end of the four-year vesting/performance period. At the end of the four-year waiting period, there is a six-month exercise period during which the Company can transfer the shares to the beneficiaries. Beneficiaries are free to choose the exercise date within this exercise period. If the number of repurchased shares is not sufficient for servicing the LTI plan, MorphoSys reserves the right to pay a certain amount of the LTI plan in cash in the amount of the performance shares at the end of the vesting period, provided the cash amount does not exceed 200% of the fair value of the performance shares on the grant date. If a member of the Management Board ceases to hold an office at MorphoSys because of termination (or if the Management Board member terminates the employment contract), resignation, death, injury, disability, by reaching retirement age (receipt of a normal retirement pension, early-retirement pension or disability pension, as long as the requirements for the disability pension entitlement are met) or under other circumstances subject to the Supervisory Board’s discretion, the Management Board member (or the member’s heirs) is entitled to performance shares determined on a precise daily pro rata basis. If a member of the Management Board ceases to hold an office at MorphoSys for good reason as defined by Section 626 (2) of the German Civil Code (BGB) and/or as defined by Section 84 (3) of the German Stock Corporation Act (AktG), the beneficiary will not be entitled to performance shares. If a change of control occurs during the four-year vesting period, all performance shares will become fully vested. In this case, the right to receive a certain allocation of performance shares under the LTI plan occurs only at the end of the four-year vesting period. A total of 68,143 of these shares were allocated to beneficiaries on April 1, 2016, with 35,681 performance shares allocated to the Management Board (further details may be found in the table in the section titled “Remuneration of the Management Board”), and 32,462 performance shares to the Senior Management Group. The original number of performance shares allocated was based on the full achievement of the performance criteria and a company factor of 1. Based on the performance criteria that have been met to date, the overall achievement of the target is expected to be 123.5%. For performance criteria that have not yet been met, 100% target achievement is assumed. Under this assumption, the total number of performance shares to be allocated at the end of the four-year holding period/performance period would currently increase to 68,595 shares. The fair value of the performance shares on the grant date (April 1, 2016) was € 46.86 per share. No dividends were included in the determination of the fair value of the performance shares because the Group does not intend to distribute any dividends in the foreseeable future. From the grant date until December 31, 2018, eight beneficiaries left MorphoSys, and therefore 10,998 performance shares were forfeited. For the calculation of the personnel expenses from share-based payment under the 2016 LTI plan, it was initially assumed that one beneficiary would leave the Company during the four-year period. This assumption was updated in 2018.    In 2018, personnel expenses resulting from performance shares under the 2016 LTI plan amounted to € 1,074k (2017: € 703k).                MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

t                2017 LONG-TERM INCENTIVE PLAN On April 1, 2017, MorphoSys established another long-term incentive plan (LTI plan) for the Management Board, the Senior Management Group and employees of the Company who are not members of the Senior Management Group (beneficiaries). The LTI plan is a performance-related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. The grant date was April 1, 2017, and the vesting/performance period is four years. If the predefined key performance criteria for the respective period are fully met, 25% of the performance shares become vested in each year of the four-year vesting period. The number of shares earned per year is calculated based on performance criteria comprising the absolute MorphoSys share price performance, and the relative MorphoSys share price performance compared to the Nasdaq Biotechnology Index and the TecDAX Index. The performance criteria can be met annually up to a maximum of 300% and up to 200% for the entire four-year period. If the specified performance criteria are met by less than 0% in one year, no shares will be earned for that year (entitlement). In any case, the maximum pay-out at the end of the four-year period is limited by a set factor, which generally amounts to 1. However, in justified cases, the Supervisory Board may set this factor freely between 0 and 2, for example, if the level of payment is regarded as unreasonable in view of the general development of the Company. The right to receive a certain allocation of performance shares under the LTI plan, however, occurs only at the end of the four-year vesting/performance period. At the end of the four-year waiting period, there is a six-month exercise period during which the Company can transfer the shares to the beneficiaries. Beneficiaries are free to choose the exercise date within this exercise period. If the number of repurchased shares is not sufficient for servicing the LTI plan, MorphoSys reserves the right to pay a certain amount of the LTI plan in cash in the amount of the performance shares at the end of the vesting period, provided the cash amount does not exceed 200% of the fair value of the performance shares on the grant date. If a member of the Management Board ceases to hold an office at MorphoSys because of termination (or if the Management Board member terminates the employment contract), resignation, death, injury, disability, by reaching retirement age (receipt of a normal retirement pension, early-retirement pension or disability pension, as long as the requirements for the disability pension entitlement are met) or under other circumstances subject to the Supervisory Board’s discretion, the Management Board member (or the member’s heirs) is entitled to performance shares determined on a precise daily pro rata basis. If a member of the Management Board ceases to hold an office at MorphoSys for good reason as defined by Section 626 (2) of the German Civil Code (BGB) and/or as defined by Section 84 (3) of the German Stock Corporation Act (AktG), the beneficiary will not be entitled to performance shares. If a change of control occurs during the four-year vesting period, all performance shares will become fully vested. In this case, the right to receive a certain allocation of performance shares under the LTI plan occurs only at the end of the four-year vesting period. A total of 31,549 of these shares were allocated to beneficiaries on April 1, 2017 with 15,675 performance shares allocated to the Management Board (further details may be found in the table “Remuneration of the Management Board”), 14,640 performance shares allocated to the Senior Management Group and 1,234 performance shares allocated to selected employees of the Company who are not members of the                MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

130 Notes to the Financial Statements                Senior Management Group. The original number of performance shares allocated was based on the full achievement of the performance criteria and a company factor of 1. Based on the performance criteria that have been met to date, the overall achievement of the target is expected to be 150%. For performance criteria that have not yet been met, 100% target achievement is assumed. Under this assumption, the total number of performance shares to be allocated at the end of the four-year holding period/performance period would currently increase to 43,196 shares. The fair value of the performance shares on the grant date (April 1, 2017) was € 70.52 per share. From the grant date until December 31, 2018, seven beneficiaries left MorphoSys, and therefore 1,711 performance shares were forfeited. For the calculation of the personnel expenses from share-based payment under the 2017 LTI plan, it was assumed that two beneficiaries would leave the Company during the four-year period. This assumption was updated in 2018. In 2018, personnel expenses resulting from performance shares under the 2017 LTI plan amounted to € 962k (2017: € 385k). 2018 LONG-TERM INCENTIVE PLAN On April 1, 2018, MorphoSys established another long-term incentive plan (LTI plan) for the Management Board, the Senior Management Group and employees of the Company who are not members of the Senior Management Group (beneficiaries). The LTI plan is a performance-related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. The grant date was April 1, 2018, and the vesting/performance period is four years. If the predefined performance criteria for the respective period are fully met, 25% of the performance shares become vested in each year of the four-year vesting period. The number of shares earned per year is calculated based on performance criteria comprising the absolute MorphoSys share price performance, and the relative MorphoSys share price performance compared to the Nasdaq Biotechnology Index and the TecDAX Index. The performance criteria can be met annually up to a maximum of 300% and up to 200% for the entire four-year period. If the specified performance criteria are met by less than 0% in one year, no shares will be earned for that year (entitlement). In any case, the maximum pay-out at the end of the four-year period is limited by a set factor, which generally amounts to 1. However, in justified cases, the Supervisory Board may set this factor freely between 0 and 2, for example, if the level of payment is regarded as unreasonable in view of the general development of the Company. The right to receive a certain allocation of performance shares under the LTI plan, however, occurs only at the end of the four-year vesting/performance period. At the end of the four-year vesting period, there is a six-month exercise period during which the Company can transfer the shares to the beneficiaries. Beneficiaries are free to choose the exercise date within this exercise period. If the number of repurchased shares is not sufficient for servicing the LTI plan, MorphoSys reserves the right to pay a certain amount of the LTI plan in cash in the amount of the performance shares at the end of the vesting period, provided the cash amount does not exceed 200% of the fair value of the performance shares on the grant date. If a member of the Management Board ceases to hold an office at MorphoSys prior to the end of the four-year vesting period, the Management Board member (or the member’s heirs) is entitled to a precise daily pro rata amount of performance shares.                MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

t                If a member of the Management Board ceases to hold an office at MorphoSys for good reason as defined by Section 626 (2) of the German Civil Code (BGB), the beneficiary will not be entitled to performance shares. If a cumulative absence of more than 90 days occurs during the four-year vesting period/performance period, the beneficiary is entitled to a precise daily pro rata amount of performance shares. Absence is defined as either a continued period of lost work time due to illness or inactivity of a beneficiary or employment relationship without continued pay. If a change of control occurs during the four-year vesting period, all performance shares will become fully vested. In this case, the right to receive a certain allocation of performance shares under the LTI plan occurs only at the end of the four-year vesting period. A total of 20,357 of these shares were allocated to beneficiaries on April 1, 2018, with 8,804 performance shares allocated to the Management Board (further details may be found in the table “Remuneration of the Management Board”), 10,291 performance shares allocated to the Senior Management Group and 1,262 performance shares allocated to selected employees of the Company who are not members of the Senior Management Group. The number of performance shares allocated is based on the full achievement of the performance criteria and a company factor of 1. The fair value of the performance shares on the grant date (April 1, 2018) was € 103.58 per share. From the grant date until December 31, 2018, two beneficiaries left MorphoSys, and therefore 641 performance shares were forfeited. For the calculation of the personnel expenses from share-based payment under the 2018 LTI plan, the assumption is that four beneficiaries would leave the Company during the four-year period. In 2018, personnel expenses resulting from performance shares under the 2018 LTI plan amounted to € 350k. INITIAL EQUITY GRANT On September 10, 2018, MorphoSys established an initial equity grant for one employee of MorphoSys US Inc. This program is settled in equity instruments (treasury shares of MorphoSys AG). The grant date was September 25, 2018 and the total vesting/performance period is one year with the shares vesting on a monthly basis, provided that the beneficiary is still with the company as of the respective vesting date. A portion of the shares is transferred to the beneficiary as soon as a monthly vesting period has ended. The total number of shares granted was calculated by dividing the overall grant value of US $ 370,000 by the average closing price of MorphoSys shares as quoted in Xetra on the Frankfurt Stock Exchange on the 30 trading days prior to the start date of the grant (€ 102.95). As a result, the grant comprised a maximum of 3,104 shares. The fair value as of the grant date amounted to € 91.90 per share.    TAX PROVISIONS As of December 31, 2018, MorphoSys AG recognized tax provisions for taxes relating to prior years in the amount of € 208k (December 31, 2017: € 95k). OTHER PROVISIONS The provisions cover all identifiable risks and contingent liabilities. They consisted mainly of expenses for external laboratory services (2018: € 26,166k, 2017: € 26,105k), personnel expenses resulting from    MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

132

Notes to the Financial Statements

performance shares under the LTI plans (2018: €6,655k, 2017: €5,036k), bonus payments (2018: €4,043k; 2017: €2,976k), legal advice (2018: €1,683; 2017: €2,101k), consulting services (2018: €1,077k; 2017: €746k), outstanding vacation entitlements (2018: €630k; 2017: €525k) and license and inventor payments (2018: €69k; 2017: €161k).

As of December 31, 2017, there were provisions for onerous contracts in connection with leased office premises that will no longer be in use, as well as for unrealized losses from unsettled forward rate agreements. Provisions also included obligations arising from a contract with a contract manufacturer. These provisions totaled €1,186k as of December 31, 2017. Of this total, €825k was utilized in 2018, and €361k was released.

Under the Company's hedging policy, highly probable future cash flows and clearly identifiable foreign currency receivables that are expected to be collected within a 12-month period are reviewed for hedging requirements. As of December 31, 2018, there were 9 outstanding forward rate agreements with terms of 1 to 9 months with a nominal volume of €8,530k (December 31, 2017: 12 forward rate agreements with a nominal value of €10,589k). The nominal volume is equal to the contract values of the individual forward rate agreements. The fair value of these contracts as of December 31, 2018 is equivalent to an unrealized gross gain of €66k (December 31, 2017: unrealized gross loss of €300k).

LIABILITIES

The maturities of the liabilities are shown in the following overview. All liabilities are unsecured.

		Remaining Term of Liabilities			Total	
	Type	up to 1 year	1 to 5 years	more than 5 years	12/31/2018 in 000's €	12/31/2017 in 000's €
1.	Bonds, thereof convertible	72	0	0	72	88
2.	Trade Accounts Payable	6,892	0	0	6,892	4,673
3.	Liabilities due to Affiliated Companies	161	0	0	161	134
4.	Other Liabilities	949	0	0	949	2,106
	thereof Taxes	706	0	0	706	1,994

BONDS

On December 31, 2018, the Company had liabilities related to convertible bonds granted to Management Board members and employees of MorphoSys AG amounting to €72k (December 31, 2017: €88k).

TRADE ACCOUNTS PAYABLE

As of December 31, 2018, MorphoSys AG had trade accounts payable of €6,892k (December 31, 2017: €4,673k). The year-on-year increase resulted from a higher level of liabilities for external laboratory services that were not yet due on the reporting date.

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2018

LIABILITIES DUE TO AFFILIATED COMPANIES

As of December 31, 2018, liabilities due to affiliated companies amounted to €161k (December 2017: €134k), which solely contained trade accounts payable.

OTHER LIABILITIES

Other liabilities as of December 31, 2018, include mainly liabilities to tax authorities for the deduction and payment of income tax in the amount of €706k (December 31, 2017: €1,971k).

DEFERRED REVENUE

Deferred revenue consists of payments received from customers for which a service was not yet rendered.

In the years 2018 and 2017, deferred revenue developed as follows:

in 000's €	2018	2017
Opening Balance	**560**	**641**
Prepayments Received	2,386	17,594
Revenue Recognised through Release of Prepayments in line with Services Performed	(1,994)	(17,675)
Closing Balance	**952**	**560**

OTHER FINANCIAL OBLIGATIONS

The following overview shows other financial obligations from rental and lease agreements, insurance and other services as of December 31, 2018.

in 000's €	Rent and Leasing	Other	Total
2019	2,860	1,577	4,437
2020	2,817	0	2,817
2021	2,742	0	2,742
2022	2,686	0	2,686
2023	2,686	0	2,686
more	8,503	0	8,503
Total	**22,294**	**1,577**	**23,871**

In addition, future payments may become due from outsourced studies after December 31, 2018. These amounts could be substantially lower or incurred at different times if a study were to be terminated prematurely or delayed.

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2018

134 Notes to the Financial Statements                Total in million € 2018 up to 1 year    Between one year and five years    more than 5 years    Total 51.4    45.6    0.0    97.0 If certain milestones are achieved in the Proprietary Development segment, such as an application for an investigational new drug (IND) with regard to specific target molecules, this may trigger milestone payments to licensors of up to a total amount of US$ 287 million in connection with regulatory events and sales targets. The next milestone payment in the amount of US$ 12.5 million could potentially take place in approximately 12 to 18 months. Obligations may arise from enforcing the Company’s patents against third parties. It is also conceivable that competitors may challenge the patents of the MorphoSys Group companies. MorphoSys may also come to the conclusion that MorphoSys’s patents or patent families have been infringed upon by competitors, which may prompt MorphoSys to take legal action against competitors. At present, there are no specific indications that liabilities have occurred as described above. Notes to the Statement of Income R E V E N U ES Revenues in the 2018 financial year increased by 19,6% to € 79,514k versus the prior year (2017: 66,496k). The increase in revenue is primarily the result of the € 47.5 million upfront payment received in 2018 after signing of an exclusive global licensing agreement for the development and commercialization of MOR106 with Novartis Pharma AG. In the 2018 financial year, the majority of revenues were generated from the antibody collaborations and license agreements with Novartis, Janssen and I-Mab. Revenues of the Proprietary Development and Partnered Discovery segments contributed € 54,723k and € ,23,968k to total revenues in 2018 (2017: 18,895k and € 47,138k, respectively). Revenues not allocated to any of the segments amounted to €823k in the reporting year (2017: € 463k). Of total revenues, € 836k (2017: € 1,396k) was attributed to domestic revenues and € 21,182k (2017: 6,858k) to biotechnology and pharmaceutical companies and non-profit organizations based in North America. Revenue in other European countries and Asia amounted to € 57,495 (2017: € 58,242k). COST OF GOODS SOLD Cost of goods sold of € 90,818k (2017: € 116,704k) included research and development costs comprising costs for external services of € 49,400k (2017: € 60,333k), personnel expenses of € 28,677k (2017: € 33,320k), costs related to intangible assets of € 2,515k (2017: € 13,363k), material costs of € 2,153k (2017: € 2,442k), infrastructure costs of € 5,329k (2017: € 4,582k) and other costs of € 2,743k (2017: 2,665k). The costs for external services declined primarily due to lower expenses for external laboratory services related to the licensing agreements for MOR202 and MOR106. The decline in    MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

t                personnel expenses was mainly due to lower taxable non-cash employee benefits from the transfer of share-based remuneration plans to employees in the research and development area compared to 2017 (see explanation under “Personnel Expenses”). In 2018, MorphoSys AG recognized an impairment on licenses for concessions, commercial property rights and similar rights and assets amounting to € 361k (2017: € 9,864k), mainly for the impairment of licenses no longer in use. In 2017, the full impairment of MOR209/ES414 was recognized. SELLING EXPENSES Selling expenses of € 6,149k (2017: € 5,177k) primarily included personnel expenses of € 2,490k (2017: € 2,132k), costs for external services of € 2,759k (2017: € 2,658k) and other costs of € 538k (2017: € 387k). GENERAL ADMINISTRATION EXPENSES General administration expenses of € 41,118k (2017: € 22,796k) primarily contained personnel expenses of € 18,477k (2017: € 17,920k), costs for external services of € 19,802k (2017: € 2,734k), costs related to intangible assets of € 665k (2017: € 634k), infrastructure costs of € 1,258k (2017: € 778k) and other costs of € 916k (2017: € 730k). The increase in personnel expenses was mainly due to the higher personnel expenses related to performance shares from the LTI plans, which was offset by lower taxable non-cash employee benefits from the transfer of share-based remuneration plans to employees in the administrative area compared to 2017 (see explanation under “Personnel Expenses”). The increase in costs for external services resulted from costs of € 15,650k that occurred solely in 2018 that were associated with the capital increases executed in April 2018. PERSONNEL EXPENSES Personnel expenses of € 49,645k (2017: € 53,372k) consisted of wages and salaries of € 36,162k (2017: 40,389k), social security contributions of € 3,361k (2016: € 3,471k); personnel expenses from the LTI plan’s performance shares of € 5,572k (2017: € 4,192k), pension costs of € 973k (2017: € 1,116k), costs for external support staff/temporary employees of € 1,163k (2017: € 881k) and other costs of € 2,415k (2017: € 3,324k). In 2018, other personnel expenses mainly included costs related to personnel recruitment as well as promotion and development measures. The decrease in personnel expenses was driven mainly by lower salary expenses (€ 4,227k) due to the lower taxable non-cash employee benefits from the transfer of share-based remuneration plans to employees of MorphoSys AG. This effect was partly compensated due to higher expenses from the LTI plan’s performance shares (€ 1,380k). Although MorphoSys AG executes the taxation of the non-cash benefits for active employees from the allocation and exercise of share-based remuneration, the employees are obliged to refund MorphoSys for this tax payment. In order to technically execute this taxation over the payroll, the basis for the assessment must be recorded under personnel expenses. For accounting purposes, this expense is offset by other operating income (see “Other Operating Income”). In 2018, this amount was € 5,949k (2017: € 11,683k). The decline in the assessment basis in 2018 was due to the lower number of transactions versus the previous year.                MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

136 Notes to the Financial Statements                MATERIAL EXPENSES Material expenses of € 2,175k (2017: € 2,491k) mostly concerned expenses for raw materials, supplies and production materials of € 2,056k (2017: € 2,406k) and costs for printed materials of € 30k (2017: € 60k). Material expenses in the years 2018 and 2017 did not contain any purchased services. OTHER OPERATING INCOME Other operating income amounted to € 13,173k compared to € 14,262k in 2017. This amount included 6,261k (2017: € 12,056k) in refunded taxes paid as well as the correction of the assessment base for the taxation of non-cash benefits (see also the explanations on “Personnel Expenses”). Other operating income also included income related to prior periods from the reversal of provisions recognized in the previous year of € 2,274k (2017: € 1,275k), currency gains of € 671k (2017: € 485k) and gains from currency hedges of € 256k (2017: € 445k). In 2018, a merger gain in the amount of € 1,873k was recognized following the merger of Sloning BioTechnology GmbH into MorphoSys AG, cost reimbursements of € 612k from the Depositary Bank in connection with the capital increase carried out in April 2018, as well as income related to prior periods of € 350k from a contribution in kind measured at fair value. OTHER OPERATING EXPENSES Other operating expenses totaled € 1,177k (2016: € 2,428k) and consisted mainly of losses from forward rate agreements in the amount of € 444k (2017: € 1,335k) and currency losses of € 457k (2017: € 844k). INCOME FROM OTHER SECURITIES AND LOANS PRESENTED UNDER FINANCIAL ASSETS Income from other securities and loans presented under financial assets of € 5k (2017: € 35k) solely comprised realized gains on marketable securities. OTHER INTEREST AND SIMILAR INCOME This line item in the amount of € 106k (2017: € 238k) consisted mainly of interest income from bank deposits and financial investments classified as other assets amounting to € 75k (2017: € 182k) and interest income of € 31k from the discounting of non-current provisions for personnel expenses resulting from performance shares from the LTI plan (2017: € 55k). LOSSES FROM OTHER SECURITIES AND LOANS PRESENTED UNDER FINANCIAL ASSETS    Losses from other securities and loans presented under financial assets in the amount of € 85k (2017: 63k) included unrealized losses resulting from the measurement of and realized losses from the sale of marketable securities and bonds. OTHER INTEREST AND SIMILAR EXPENSES Interest expenses included € 91k (2017: € 70k), which were mainly related to the accrued interest on non-current provisions for personnel expenses from the LTI plan’s performance shares.                MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

t                I M PA I R M E N T OF FINANCIAL ASSETS AND SECURITIES HELD AS CURRENT ASSETS Impairment of financial assets in 2018 includes impairment in the amount of € 20,267k on the shares of the affiliated company Lanthio Pharma B.V., as well as impairment amounting to € 127k on the investment in adivo GmbH. TAXES ON INCOME After a tax expense of € 86k in 2017, tax income of € 1k was recognized in 2018. The income tax expense in 2017 arose primarily as a result of corporate and trade tax back payments for the 2015 taxable period.    As of December 31, 2018, MorphoSys AG had tax loss carryforwards for corporate tax purposes of € 174,818k and € 174,500k for trade tax purposes. Differences between commercial law and tax law regulations resulted in the recognition of temporary differences in MorphoSys AG’s balance sheet. The determination of these temporary differences was based on a tax rate of 26.675%. The Company has opted to offset deferred tax assets against deferred tax liabilities. The resulting total deferred tax relief is not recognized in the balance sheet as deferred tax assets pursuant to the option granted in Section 274 (1) sent. 2 HGB. The deferred differences existing as of December 31, 2018 and December 31, 2017, resulted from temporary differences from the recognition of provisions. This difference would have resulted in deferred tax assets. As of December 31, 2018 and December 31, 2017, there were no deferred differences that would have resulted in deferred tax liabilities. Accordingly, the statement of income for the 2018 and 2017 financial years did not include any tax effects from the change in recognized deferred taxes.                MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

138

Notes to the Financial Statements

Other Information

SUPERVISORY BOARD

As of December 31, 2018, the Company's Supervisory Board members were active in the supervisory boards or comparable supervisory bodies of the following companies:

Name Place of Residence Year of Birth	Actual Occupation	MorphoSys Supervisory Board	Memberships in other Supervisory Boards or Executive Bodies
Dr. Marc Cluzel Montpellier, France Year of Birth: 1955	Chairman of the Supervisory Board of MorphoSys AG as well as member of a comparable foreign supervisory board of a commercial enterprise	Member since 2012 Chairman Member of the Remuneration & Nomination Committee	Griffon Pharmaceuticals Inc., Canada (Member of the Board of Directors) Moleac Pte. Ltd., Singapore (Member of the Board of Directors)
Dr. Frank Morich Berlin, Germany Year of Birth: 1953	Independent Consultant of the life sciences and healthcare industries as well as member of a comparable foreign supervisory board of a commercial enterprise	Member since 2015 Deputy Chairman Member of the Science & Technology Committee Member of the Remuneration & Nomination Committee	Cue Biopharma Inc., USA (Member of the Board of Directors)
Krisja Vermeylen Hellerup, Denmark Year of Birth: 1962	Member of the Supervisory Board of MorphoSys AG	Member since 2017 Member Member of the Audit Committee Chairman of the Remuneration & Nomination Committee	No memberships
Wendy Johnson San Diego, Californian, USA Year of Birth: 1952	Managing Director at Gemini Advisors, USA and Chief Operating Officer at Reneo Pharmaceuticals, Inc., USA	Member since 2015 Member Member of the Audit Committee Member of the Science & Technology Committee	AmpliPhi Biosciences, USA (Member of the Board of Directors)
Dr. George Golumbeski Far Hills, New Jersey, USA Year of Birth: 1957	Independent Consultant of the life sciences and healthcare industries and President at Grail Inc., USA	Member since 2018 Member Chairman of the Science & Technology Committee	Carrick Therapeutics Ltd., Ireland (Chairman of the Board of Directors)) Enanta Pharmaceuticals, Inc., USA (Member of the Board of Directors) Grail Inc., USA (Member of the Board of Directors) KSQ Therapeutics, USA (Member of the Board of Directors) Sage Therapeutics, USA (Member of the Board of Directors) Sattuck Labs, Inc., USA (Member of the Board of Directors)
Michael Brosnan Westford, Massachusetts, USA Year of Birth: 1955	Chief Financial Officer at Fresenius Medical Care Management AG, Germany	Member since 2018 Member Chairman of the Audit Committee	Fresenius Medical Care Holdings, Inc., U.S., USA (Member of the Board of Directors) Vifor Fresenius Medical Care Renal Pharma Ltd., Schweiz (Member of the Board of Administration)

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2018

t                CORPORATE GOVERNANCE In December 2002, the Company pledged to adhere to the corporate governance principles in compliance with the provisions of the German Corporate Governance Code, which has subsequently been amended. On November 30, 2018, the Company published the Declaration of Conformity of the Management Board and Supervisory Board pursuant to Section 161 AktG and made it permanently available to its shareholders. This declaration can be found on the Company’s website (www.morphosys.com). MANAGEMENT BOARD Dr. Simon Moroney, Chemist, Pöcking, Germany (Chief Executive Officer) Jens Holstein, Business Administration graduate, Bad Vilbel, Germany (Chief Financial Officer) and member of the Supervisory Board of InflaRx N.V., Jena, Germany (publicly listed company) Dr. Malte Peters, Physician, Munich, Germany (Chief Development Officer) and member of the Board of Directors of Tango Therapeutics, Cambridge, MA, USA (not publicly listed company; group mandate) Dr. Markus Enzelberger, Chemist, Planegg, Germany (Chief Scientific Officer) and member of the Advisory Board of SHS Gesellschaft für Beteiligungsmanagement mbH, Tübingen, Germany (not publicly listed company; group mandate) TOTAL REMUNERATION OF THE MANAGEMENT BOARD AND SUPERVISORY BOARD The remuneration of the Management Board and the Supervisory Board comprised fixed and variable components, as well as other remuneration. If a member is not reappointed and the employment relationship is not extended, the employment contract expires at the end of the contract period without a severance payment. Following the end of the contract, there is a six-month non-compete agreement. During this period, the Management Board member is entitled to a compensation payment of 100% of the contractually fixed remuneration. In the management report, the remuneration of the Management Board and Supervisory Board, as management members in key positions, is presented in accordance with the provisions of the German Corporate Governance Code. The tables below show detailed information as required by Section 285 no. 9 HGB.                MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

140

Notes to the Financial Statements

MANAGEMENT BOARD REMUNERATION FOR THE YEARS 2018 AND 2017:

in €	Dr. Simon Moroney Chief Executive Officer		Jens Holstein Chief Financial Officer		Dr. Malte Peters Chief Development Officer Appointment: March 1, 2017	
	2017	2018	2017	2018	2017	2018
Fixed Compensation	500,876	542,074	372,652	402,235	281,500	397,800
Fringe Benefits [1]	35,912	32,654	42,905	46,725	568,644	30,613
One -Year Variable Compensation	368,144	455,343	273,899	337,877	206,903	334,152
Total Short-Term Employee Benefits	**904,932**	**1,030,071**	**689,456**	**786,837**	**1,057,047**	**762,565**
Service Cost	149,567	158,788	99,949	111,233	60,967	76,190
Total Benefit Expenses - Post-Employment Benefits	**149,567**	**158,788**	**99,949**	**111,233**	**60,967**	**76,190**
One-Time Bonus in Shares	0	483,616	0	358,857	-	354,900
Multi-Year Variable Compensation [2, 3]						
2013 Long-Term Incentive Program (Vesting Period 4 Years)	222,837	0	152,617	0	-	0
2014 Long-Term Incentive Program (Vesting Period 4 Years)	92,929	(112,444)	63,647	(77,012)	-	0
2015 Long-Term Incentive Program (Vesting Period 4 Years)	110,290	207,483	75,537	85,452	-	0
2016 Long-Term Incentive Program (Vesting Period 4 Years)	140,957	232,050	92,351	67,666	-	0
2017 Long-Term Incentive Program (Vesting Period 4 Years)	64,314	160,786	42,140	94,733	42,140	105,350
2018 Long-Term Incentive Program (Vesting Period 4 Years)	0	57,662	0	37,774	-	37,774
Total Stock-Based Compensation	**631,327**	**1,029,153**	**426,292**	**567,470**	**42,140**	**498,024**
Total Compensation	**1,685,826**	**2,218,012**	**1,215,697**	**1,465,540**	**1,160,154**	**1,336,779**

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2018

	Dr. Markus Enzelberger[4] Chief Scientific Officer Appointment (Interim-CSO): April 15, 2017 Appointment: November 1, 2017		Dr. Marlies Sproll[5] Chief Scientific Officer Temporary Leave: April 15, 2017 - October 31, 2017 Resignation: October 31, 2017		Dr. Arndt Schottelius Chief Development Officer Resignation: February 28, 2017		Total	
	2017	2018	2017	2018	2017	2018	2017	2018
	204,698	321,300	222,450	-	103,253	-	1,685,429	1,663,409
	417,158	31,211	20,427	-	9,161	-	1,094,207	141,203
	121,688	269,892	67,745	-	23,490	-	1,061,869	1,397,264
	743,544	**622,403**	**310,622**	**-**	**135,904**	**-**	**3,841,505**	**3,201,876**
	29,186	68,515	77,976	-	28,245	-	445,890	414,726
	29,186	**68,515**	**77,976**	**-**	**28,245**	**-**	**445,890**	**414,726**
	-	286,650	0	-	0	-	0	1,484,023
	-	0	152,617	-	152,617	-	680,688	0
	-	0	63,647	-	21,143	-	241,366	(189,456)
	-	0	75,537	-	25,093	-	286,457	292,935
	-	0	92,351	-	30,425	-	356,084	299,716
	27,066	67,666	31,602	-	-	-	207,262	428,535
	-	37,774	0	-	-	-	0	170,984
	27,066	**392,090**	**415,754**	**-**	**229,278**	**-**	**1,771,857**	**2,486,737**
	799,796	**1,083,008**	**804,352**	**-**	**393,427**	**-**	**6,059,252**	**6,103,339**

[1] In 2017, the fringe benefits of Dr. Malte Peters und Dr. Markus Enzelberger each included a one-time compensation in the form of MorphoSys shares as an incentive to join the Management Board of MorphoSys AG.

[2] The fair value was determined at the grant date in accordance with the provisions of Sec. 285 no. 9a HGB. This table depicts the pro rata share of personnel expenses resulting from share-based payments for the respective financial year. Further details can be found in the Notes.

[3] The amounts presented deviate from those found in the consolidated financial statements because, for IFRS purposes, the fair value was determined according to the provisions of IFRS 2 "Share-based Payment". In the consolidated financial statements, this item shows the pro rata share of personnel expenses resulting from share-based payments for the respective financial year.

[4] The figures presented for Dr. Markus Enzelberger for the fiscal year 2017 do not include any compensation granted for his activities as a member of the Senior Management Group as they do not relate to his appointment as a member of the Management Board.

[5] Dr. Marlies Sproll left the Management Board of MorphoSys AG on October 31, 2017. Since November 1, 2017, Dr. Marlies Sproll has taken on a new part-time role at MorphoSys as Special Adviser to the CEO. Therefore, the figures presented for Dr. Marlies Sproll do not include any remuneration granted for these activities.

In the year 2018, the total remuneration of the Supervisory Board, excluding reimbursements for travel costs, amounted to €525,428 (2017: €523,015).

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2018

142

Notes to the Financial Statements

SUPERVISORY BOARD REMUNERATION FOR THE YEARS 2018 AND 2017:

Supervisory Board	Fixed Compensation		Attendance Fees [1]		Total Compensation	
in €	2018	2017	2018	2017	2018	2017
Dr. Marc Cluzel	76,742	52,160	32,400	26,800	109,142	78,960
Dr. Frank Morich	61,004	57,240	23,200	23,200	84,204	80,440
Krisja Vermeylen	49,916	28,961	24,400	16,000	74,316	44,961
Wendy Johnson	46,160	46,160	37,400	38,000	83,560	84,160
Dr. George Golumbeski [2]	28,961	-	25,200	-	54,161	
Michael Brosnan [2]	28,961	-	18,600	-	47,561	
Dr. Gerald Möller [3]	36,558	95,156	11,800	36,800	48,358	131,956
Klaus Kühn [3]	17,326	46,160	6,800	22,000	24,126	68,160
Karin Eastham [4]	-	19,578	-	14,800	-	34,378
Total	**345,628**	**345,415**	**179,800**	**177,600**	**525,428**	**523,015**

[1] The attendance fee contains expense allowances for the attendence at the Supervisory Board and the Committee meetings.

[2] Dr. George Golumbeski and Michael Brosnan have joined the Supervisory Board of MorphoSys AG on May 17, 2018.

[3] Dr. Gerald Möller and Klaus Kühn have left the Supervisory Board of MorphoSys AG AG on May 17, 2018.

[4] Karin Eastham has left the Supervisory Board of MorphoSys AG AG on May 17, 2017.

There are presently no other agreements with current or former members of the Supervisory Board.

In addition, the members of the Management Board and the Supervisory Board hold the following shares and convertible bonds of MorphoSys AG.

Shares	01/01/2018	Additions	Sales	12/31/2018
Management Board				
Dr. Simon Moroney	483,709	8,928	8,928	483,709
Jens Holstein	11,000	36,554	30,537	17,017
Dr. Malte Peters	9,505	3,313	0	12,818
Dr. Markus Enzelberger	7,262	3,248	8,834	1,676
Total	**511,476**	**52,043**	**48,299**	**515,220**
Supervisory Board				
Dr. Marc Cluzel	500	0	0	500
Dr. Frank Morich	1,000	0	0	1,000
Krisja Vermeylen	350	0	0	350
Wendy Johnson	500	0	0	500
Dr. George Golumbeski [1]	-	0	0	0
Michael Brosnan [1]	-	0	0	0
Dr. Gerald Möller [2]	11,000	900	0	-
Klaus Kühn [2]	0	0	0	-
Total	**13,350**	**900**	**0**	**2,350**

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2018

I

Stock Options

	01/01/2018	Additions	Forfeitures [3]	Exercises	12/31/2018
Management Board					
Dr. Simon Moroney	12,511	9,884	0	0	22,395
Jens Holstein	8,197	6,476	0	0	14,673
Dr. Malte Peters	8,197	6,476	0	0	14,673
Dr. Markus Enzelberger	5,266	6,476	0	0	11,742
Total	**34,171**	**29,312**	**0**	**0**	**63,483**

Convertible Bonds	01/01/2018	Additions	Forfeitures [3]	Exercises	12/31/2018
Management Board					
Dr. Simon Moroney	88,386	0	0	0	88,386
Jens Holstein	60,537	0	0	30,537	30,000
Dr. Malte Peters	0	0	0	0	0
Dr. Markus Enzelberger	0	0	0	0	0
Total	**148,923**	**0**	**0**	**30,537**	**118,386**

Performance Shares	01/01/2018	Additions	Forfeitures [3]	Allocations [4]	12/31/2018
Management Board					
Dr. Simon Moroney	30,060	2,969	2,182	3,797	27,050
Jens Holstein	20,086	1,945	1,495	2,600	17,936
Dr. Malte Peters	3,187	1,945	0	0	5,132
Dr. Markus Enzelberger	5,987	1,945	329	572	7,031
Total	**59,320**	**8,804**	**4,006**	**6,969**	**57,149**

[1] Dr. George Golumbeski and Michael Brosnan have joined the Supervisory Board of MorphoSys AG on May 17, 2018.

[2] Dr. Gerald Möller and Klaus Kühn have left the Supervisory Board of MorphoSys AG on May 17, 2018. Changes in the number of shares after resignation from the Supervisory Board of MorphoSys AG are not presented in the tables.

[3] Forfeited performance Shares are a result of the KPI achievement rate of 63.5% and a company factor of 1.0 as determined at the end of the performance period of the LTI plan 2014.

[4] Allocations are made as soon as performance shares are transferred within the six-month exercise period after the end of the four-year waiting period.

The Supervisory Board of MorphoSys AG does not hold any stock options, convertible bonds or performance shares.

RELATED PARTIES

As of December 31, 2018, the Senior Management Group held 72,604 stock options (December 31, 2017: 35,978 stock options), 11,233 convertible bonds (December 31, 2017: 13,233 convertible bonds) and 83,660 performance shares (December 31, 2017: 67,149 performance shares), which were granted to them by the Company. In 2018, a new stock option plan and a new performance share plan were issued

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2018

144 Notes to the Financial Statements                to the Senior Management Group (see Sections 7.1.2 and 7.3.6). In May 2018, the Senior Management Group was granted a one-time entitlement, which could be exercised until December 31, 2018, to receive MorphoSys shares in a total fixed amount of € 0.5 million. Further details can be found in Section 6.5.4 of these Notes. By December 31, 2018, 4,685 shares under this entitlement valued at € 0.5 million had been transferred to the Senior Management Group. On April 1, 2018, the Senior Management Group was granted 9,360 shares under the 2014 LTI plan, which gave them the option to receive the shares within a six-month period. As of December 31, 2018, the Senior Management Group exercised this option to receive a total of 9,360 shares. COMPENSATION OF THE AUDITOR At the Company’s Annual General Meeting in May 2018, the Supervisory Board was given the authorization to appoint PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft (PwC GmbH), Munich, as the auditor. In the 2018 financial year, PwC GmbH received a total fee from MorphoSys in the amount of € 1,274,165, including audit fees in the amount of € 468,803, fees for audit-related services of € 516,408, as well as all other fees for other services in the amount of € 288,954. PwC GmbH did not provide tax services in 2018. HUMAN RESOURCES As of December 31, 2018, MorphoSys AG engaged a total of 314 employees (December 31, 2017: 313) in addition to the 4 Management Board members and 8 trainees (December 31, 2017: 8 trainees). Of these 314 employees, 248 were employed in research and development and 66 in sales, general and administration (December 31, 2017: 255 in R&D and 58 in sales, general and administration). The average number of employees in the 2018 financial year was 287 (2016: 331). Of this number, a total of 228 were employed in research and development and 59 in sales, general and administration in 2018. The 314 employees as of December 31, 2018 consisted of 24 senior executives (December 31, 2017: 25) and 290 non-executive employees (December 31, 2017: 288). DIVIDEND The net loss in 2018 was offset against the prior year’s accumulated deficit, resulting in an accumulated deficit as of December 31, 2018. In line with the standard practice in the biotechnology industry, MorphoSys does not expect to pay a dividend in the foreseeable future. The majority of the Company’s potential future profit is expected to be reinvested in the operating business, particularly in the area of proprietary drug development, in order to create additional shareholder value and to take advantage of growth opportunities.                 MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

MANDATORY DISCLOSURE IN ACCORDANCE WITH THE GERMAN SECURITIES TRADING ACT (WPHG)

BAILLIE GIFFORD & CO, ON 6. MARCH 2018

1. Issuer	MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72
2. Reason for notification	Other reason: voting authority has been lost for various clients
3. Details of person subject to the notification obligation	Baillie Gifford & Co, Edinburgh, Scotland, UK
5. Date on which threshold was crossed or reached	27.02.2018

6. Total positions

New

Voting rights attached to shares	4.31%
Voting rights through instruments	0.00%
Total of both	4.31%
Total number of voting rights of issuer	29420785

Previous notification

Voting rights attached to shares	5.41%
Voting rights through instruments	0.00%
Total of both	5.41%

7. Details on total positions

a. Voting rights attached to shares (§§ 33, 34 WpHG)
ISIN DE0006632003

Absolute - indirect (§ 34 WpHG)	1267457
In % - indirect (§ 34 WpHG)	4.31%
Total - Absolute	1267457
Total - In %	4.31%

8. Information in relation to the person subject of the notification obligation

Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity

Name	% of voting rights in % if at least held 3% or more
Baillie Gifford & Co	
Baillie Gifford Overseas Limited	3.56%

CONSONANCE CAPITAL MASTER ACCOUNT L.P., ON 21. MARCH 2018

1. Issuer	MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72
2. Reason for notification	Acquisition/disposal of shares with voting rights
3. Details of person subject to the notification obligation	Mitchell Blutt, Date of birth 04.03.1957
4. Names of shareholder(s) holding directly 3% or more voting rights, if different from 3.	Consonance Capital Master Account L.P.
5. Date on which threshold was crossed or reached	13.03.2018

6. Total positions

New

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2018

146 Notes to the Financial Statements

Voting rights attached to shares	3.28%
Voting rights through instruments	0%
Total of both	3.28%
Total number of voting rights of issuer	29420785
Previous notification	
Voting rights attached to shares	n/a%
Voting rights through instruments	n/a%
Total of both	n/a%

7. Details on total positions

a. Voting rights attached to shares (§§ 33, 34 WpHG)
ISIN DE0006632003

Absolute - indirect (§ 34 WpHG)	965355
In % - indirect (§ 34 WpHG)	3.28%
Total - Absolute	965355
Total - In %	3.28%

8. Information in relation to the person subject of the notification obligation

Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity

Name	% of voting rights in % if at least held 3% or more
Mitchell Blutt	
Consonance CapMan GP LLC	
Consonance Capital Management LP	3.18%
Mitchell Blutt	
Consonance Capital Advisors LLC	
Consonance Capital Master Account LP	3.18%
Mitchell Blutt	
Consonance Capital Management LP	3.18%
Mitchell Blutt	
Consonance CapMan GP LLC	
Consonance Capital Opportunity Fund Management LP	
Mitchell Blutt	
Consonance Capital Opportunity Fund Management LP	

FMR LLC, ON 24. APRIL 2018

1. Issuer	MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72
2. Reason for notification	Other reason: Increase of Proxy for Voting Rights attached to shares
3. Details of person subject to the notification obligation	FMR LLC, Wilmington, Delaware, USA
5. Date on which threshold was crossed or reached	19.04.2018
6. Total positions	
New	
Voting rights attached to shares	3.2%
Voting rights through instruments	0.06%
Total of both	3.26%

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2018

Total number of voting rights of issuer	31495785
Previous notification	
Voting rights attached to shares	n/a%
Voting rights through instruments	n/a%
Total of both	n/a%

7. Details on total positions

a. Voting rights attached to shares (§§ 33, 34 WpHG)

ISIN DE0006632003	
Absolute - indirect (§ 34 WpHG)	1007266
In % - indirect (§ 34 WpHG)	3.2%
Total - Absolute	1007266
Total - In %	3.2%

b. 2. Instruments according to Sec. 38 (1) no 2 WpHG

Type of instrument	Right to recall stock on loen
Exercise or conversion period	No specific term period
Total - Voting rights absolute	20134
Total - Voting rights in %	0.06%

8. Information in relation to the person subject of the notification obligation

Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity

Name	% of voting rights in % if at least held 3% or more
FMR LLC Fidelity Management & Research Company	
FMR LLC FIAM Holdings Corp. Fidelity Institutional Asset Management Trust Company	
FMR LLC FIAM Holdings Corp. FIAM LLC	

OPPENHEIMER FUNDS, INC., ON 26. APRIL 2018

1. Issuer	MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72
2. Reason for notification	Change of breakdown of voting rights
3. Details of person subject to the notification obligation	OppenheimerFunds, Inc., Denver, Colorado, USA
5. Date on which threshold was crossed or reached	18.04.2018
6. Total positions	
New	
Voting rights attached to shares	4.71%
Voting rights through instruments	0.00%
Total of both	4.71%
Total number of voting rights of issuer	31495785
Previous notification	
Voting rights attached to shares	5.05%
Voting rights through instruments	0.00%
Total of both	5.05%

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2018

148
Notes to the Financial Statements

7. Details on total positions

a. Voting rights attached to shares (§§ 33, 34 WpHG)
ISIN DE0006632003

Absolute - direct (§ 33 WpHG)	1482749
In % - direct (§ 33 WpHG)	4.71%
Total - Absolute	1482749
Total - In %	4.71%

8. Information in relation to the person subject of the notification obligation
Person subject to the notification obligation is not controlled and does itself not control any other undertaking(s) holding directly or indirectly an interest in the issuer

OPPENHEIMER GLOBAL OPPORTUNITIES FUNDS, ON 26. APRIL 2018

1. Issuer	MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72
2. Reason for notification	Change of breakdown of voting rights
3. Details of person subject to the notification obligation	Oppenheimer Global Opportunities Fund, Wilmington, Delaware, USA
5. Date on which threshold was crossed or reached	18.04.2018
6. Total positions	
New	
Voting rights attached to shares	2.86%
Voting rights through instruments	0.00%
Total of both	2.86%
Total number of voting rights of issuer	31495785
Previous notification	
Voting rights attached to shares	3.11%
Voting rights through instruments	n/a%
Total of both	n/a%

7. Details on total positions

a. Voting rights attached to shares (§§ 33, 34 WpHG)
ISIN DE0006632003

Absolute – direct (§ 33 WpHG)	900000
In % - direct (§ 33 WpHG)	2.86%
Total - Absolute	900000
Total - In %	2.86%

8. Information in relation to the person subject of the notification obligation
Person subject to the notification obligation is not controlled and does itself not control any other undertaking(s) holding directly or indirectly an interest in the issuer

TEMPLETON FUNDS TRUST, ON 4. MAY 2018

1. Issuer	MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72
2. Reason for notification	Change of breakdown of voting rights
3. Details of person subject to the notification obligation	Templeton Funds Trust, Wilmington, Delaware, USA
5. Date on which threshold was crossed or reached	18.04.2018
6. Total positions	

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2018

New	
Voting rights attached to shares	2.88%
Voting rights through instruments	0.00%
Total of both	2.88%
Total number of voting rights of issuer	31495785
Previous notification	
Voting rights attached to shares	3.09%
Voting rights through instruments	0.00%
Total of both	3.09%

7. Details on total positions

a. Voting rights attached to shares (§§ 33, 34 WpHG)
ISIN DE0006632003

Absolute – direct (§ 33 WpHG)	906960
In % - direct (§ 33 WpHG)	2.88%
Total - Absolute	906960
Total - In %	2.88%

8. Information in relation to the person subject of the notification obligation

Person subject to the notification obligation is not controlled and does itself not control any other undertaking(s) holding directly or indirectly an interest in the issuer

TEMPLETON INVESTMENT COUNSEL, LLC, ON 18. MAY 2018

1. Issuer	MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72
2. Reason for notification	Acquisition/disposal of shares with voting rights
3. Details of person subject to the notification obligation	Templeton Investment Counsel, LLC , Wilmington, Delaware, USA
5. Date on which threshold was crossed or reached	14.05.2018
6. Total positions	
New	
Voting rights attached to shares	2.9806%
Voting rights through instruments	0.00%
Total of both	2.9806%
Total number of voting rights of issuer	31808035
Previous notification	
Voting rights attached to shares	3.10%
Voting rights through instruments	n/a%
Total of both	n/a%

7. Details on total positions

a. Voting rights attached to shares (§§ 33, 34 WpHG)
ISIN DE0006632003

Absolute - direct (§ 34 WpHG)	948062
In % - direct (§ 34 WpHG)	2.9806%
Total - Absolute	948062
Total - In %	2.98062%

8. Information in relation to the person subject of the notification obligation

Person subject to the notification obligation is not controlled and does itself not control any other undertaking(s) holding directly or indirectly an interest in the issuer

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2018

150
Notes to the Financial Statements

TEMPLETON GLOBAL ADVISORS LIMITED, ON 25. MAY 2018

1. Issuer	MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72
2. Reason for notification	Acquisition/disposal of shares with voting rights
3. Details of person subject to the notification obligation	Templeton Global Advisors Limited, Nassau, Bahamas
5. Date on which threshold was crossed or reached	22.05.2018
6. Total positions	
New	
Voting rights attached to shares	2.8469%
Voting rights through instruments	0.00%
Total of both	2.8469%
Total number of voting rights of issuer	31808035
Previous notification	
Voting rights attached to shares	3.05%
Voting rights through instruments	n/a%
Total of both	n/a%
7. Details on total positions	
a. Voting rights attached to shares (§§ 33, 34 WpHG) ISIN DE0006632003	
Absolute - direct (§ 34 WpHG)	905532
In % - direct (§ 34 WpHG)	2.8469%
Total - Absolute	905532
Total - In %	2.8469%

8. Information in relation to the person subject of the notification obligation
Person subject to the notification obligation is not controlled and does itself not control any other undertaking(s) holding directly or indirectly an interest in the issuer

FMR LLC, ON 30. MAY 2018

1. Issuer	MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72
2. Reason for notification	Other reason: Increase of Proxy for Voting Rights attached to shares
3. Details of person subject to the notification obligation	FMR LLC, Wilmington, Delaware, USA
5. Date on which threshold was crossed or reached	24.05.2018
6. Total positions	
New	
Voting rights attached to shares	5.04%
Voting rights through instruments	0.07%
Total of both	5.11%
Total number of voting rights of issuer	31808035
Previous notification	
Voting rights attached to shares	3.20%
Voting rights through instruments	0.06%
Total of both	3.26%
7. Details on total positions	
a. Voting rights attached to shares (§§ 33, 34 WpHG) ISIN DE0006632003	
Absolute - indirect (§ 34 WpHG)	1603865

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2018

In % - indirect (§ 34 WpHG)	5.04%
Total - Absolute	1603865
Total - In %	5.04%

b.2. Instrumente i.S.d. § 38 abs. 1 Nr. 1 WpHG

Type of instrument	Right to recall stock on loen
Exercise or conversion period	No specific term period
Total - Voting rights absolute	22259
Total - Voting rights in %	0.07%

8. Information in relation to the person subject of the notification obligation

Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity

Name	% of voting rights in % if at least held 3% or more
FMR LLC	
Fidelity Management & Research Company	
FMR LLC	
FIAM Holdings Corp.	
Fidelity Institutional Asset Management Trust Company	
FMR LLC	
FIAM Holdings LLC	
FIAM LLC	
FMR LLC	
Fidelity Advisory Holdings LLC	
Strategic Advisers LLC	

BLACKROCK, INC., ON 8. JUNE 2018

1. Issuer	MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72
2. Reason for notification	Acquisition/disposal of shares with voting rights
3. Details of person subject to the notification obligation	BlackRock, Inc., Wilmington, Delaware, USA
5. Date on which threshold was crossed or reached	01.06.2018
6. Total positions	
New	
Voting rights attached to shares	3.09%
Voting rights through instruments	0.07%
Total of both	3.16%
Total number of voting rights of issuer	31808035
Previous notification	
Voting rights attached to shares	n/a%
Voting rights through instruments	n/a%
Total of both	n/a%
7. Details on total positions	

a. Voting rights attached to shares (§§ 33, 34 WpHG)
ISIN DE0006632003

Absolute - indirect (§ 34 WpHG)	984165
In % - indirect (§ 34 WpHG)	3.09%
Total - Absolute	984165

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2018

152 Notes to the Financial Statements Total—In % 3.09% b.1. Instruments according to Sec. 38 para. 1 No. 1 WpHG Type of instrument Lent Securities Total—Voting rights absolute 17672 Total—Voting rights in % 0.06% b.2. Instrumente i.S.d. § 38 abs. 1 Nr. 1 WpHG Type of instrument Contract for Difference Cash or physical settlement Cash Exercise or conversion period n/a Total—Voting rights absolute 3719 Total—Voting rights in % 0.01% 8. Information in relation to the person subject of the notification obligation Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity Name % of voting rights in % if at least held 3% or more BlackRock, Inc. Trident Merger, LLC BlackRock Investment Management, LLC BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock Holdco 4, LCC BlackRock Holdco 6, LLC BlackRock Delaware Holdings Inc. BlackRock Institutional Trust Company, National Association BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock Holdco 4, LLC BlackRock Holdco 6, LLC BlackRock Delaware Holdings Inc. BlackRock Fund Advisors BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock Capital Holdings, Inc. BlackRock Advisors, LLC BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Australia Holdco Pty. Ltd. BlackRock Investment Management (Australia) Limited BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc.    MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

t                BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Holdco 3, LLC BlackRock Canada Holdings LP BlackRock Canada Holdings ULC BlackRock Asset Management Canada Limited BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock Advisors (UK) Limited BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock Luxembourg Holdco S.à.r.l. BlackRock UK Holdco Limited BlackRock Asset Management Schweiz AG BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock Luxembourg Holdco S.à.r.l BlackRock (Luxembourg) S.A. BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock Luxembourg Holdco S.à.r.l. BlackRock Investment Management Ireland Holdings Limited BlackRock Asset Management Ireland Limited BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock International Limited    MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

154 Notes to the Financial Statements BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock International Limited BlackRock Life Limited BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock (Netherlands) B.V. BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock Investment Management (UK) Limited BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock Investment Management (UK) Limited BlackRock Asset Management Deutschland AG BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock Investment Management (UK) Limited BlackRock Fund Managers Limited    BLACKROCK, INC., ON 8. JUNE 2018 1. Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of shares with voting rights                MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

3. Details of person subject to the notification obligation	BlackRock, Inc., Wilmington, Delaware, USA
5. Date on which threshold was crossed or reached	04.06.2018
6. Total positions	
New	
Voting rights attached to shares	2.95%
Voting rights through instruments	0.04%
Total of both	2.99%
Total number of voting rights of issuer	31808035
Previous notification	
Voting rights attached to shares	3.09%
Voting rights through instruments	0.07%
Total of both	3.16%
7. Details on total positions	
a. Voting rights attached to shares (§§ 33, 34 WpHG) ISIN DE0006632003	
Absolute - indirect (§ 34 WpHG)	937121
In % - indirect (§ 34 WpHG)	2.95%
Total - Absolute	937121
Total - In %	2.95%
b.1. Instruments according to Sec. 38 para. 1 No. 1 WpHG	
Type of instrument	Lent Securities
Total - Voting rights absolute	7437
Total - Voting rights in %	0.02%
b.2. Instrumente i.S.d. § 38 abs. 1 Nr. 1 WpHG	
Type of instrument	Contract for Difference
Cash or physical settlement	Cash
Exercise or conversion period	n/a
Total - Voting rights absolute	5567
Total - Voting rights in %	0.02%

8. Information in relation to the person subject of the notification obligation

Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity

Name	% of voting rights in % if at least held 3% or more
BlackRock, Inc.	
Trident Merger, LLC	
BlackRock Investment Management, LLC	
BlackRock, Inc.	
BlackRock Holdco 2, Inc.	
BlackRock Financial Management, Inc.	
BlackRock Holdco 4, LCC	
BlackRock Holdco 6, LLC	
BlackRock Delaware Holdings Inc.	
BlackRock Institutional Trust Company, National Association	
BlackRock, Inc.	
BlackRock Holdco 2, Inc.	
BlackRock Financial Management, Inc.	
BlackRock Holdco 4, LLC	
BlackRock Holdco 6, LLC	
BlackRock Delaware Holdings Inc.	

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2018

156 Notes to the Financial Statements BlackRock Fund Advisors BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock Capital Holdings, Inc. BlackRock Advisors, LLC BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Australia Holdco Pty. Ltd. BlackRock Investment Management (Australia) Limited BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Holdco 3, LLC BlackRock Canada Holdings LP BlackRock Canada Holdings ULC BlackRock Asset Management Canada Limited BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock Advisors (UK) Limited BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock Luxembourg Holdco S.à.r.l. BlackRock UK Holdco Limited BlackRock Asset Management Schweiz AG BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock Luxembourg Holdco S.à.r.l                MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

t                BlackRock (Luxembourg) S.A. BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock Luxembourg Holdco S.à.r.l. BlackRock Investment Management Ireland Holdings Limited BlackRock Asset Management Ireland Limited BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock International Limited BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock International Limited BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock (Netherlands) B.V. BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock Investment Management (UK) Limited BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited                MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

158 Notes to the Financial Statements BlackRock Investment Management (UK) Limited BlackRock Asset Management Deutschland AG BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock Investment Management (UK) Limited BlackRock Fund Managers Limited    BLACKROCK, INC., ON 8. JUNE 2018 1. Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of shares with voting rights 3. Details of person subject to the BlackRock, Inc., Wilmington, Delaware, USA notification obligation 5. Date on which threshold was crossed or 05.06.2018 reached 6. Total positions New Voting rights attached to shares 3.12% Voting rights through instruments 0.03% Total of both 3.16% Total number of voting rights of issuer 31808035 Previous notification Voting rights attached to shares 2.95% Voting rights through instruments 0.04% Total of both 2.99% 7. Details on total positions a. Voting rights attached to shares (§§ 33, 34 WpHG) lSIN DE0006632003 Absolute—indirect (§ 34 WpHG) 993904 In %—indirect (§ 34 WpHG) 3.12% Total—Absolute 99304 Total—In % 3.12% b.1. Instruments according to Sec. 38 para. 1 No. 1 WpHG Type of instrument Lent Securities Total—Voting rights absolute 2995 Total—Voting rights in % 0.01% b.2. Instrumente i.S.d. § 38 abs. 1 Nr. 1 WpHG Type of instrument Contract for Difference Cash or physical settlement Cash Exercise or conversion period n/a Total—Voting rights absolute 7031 Total—Voting rights in % 0.02% 8. Information in relation to the person subject of the notification obligation Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity    MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

tName BlackRock, Inc. Trident Merger, LLC BlackRock Investment Management, LLC                % of voting rights in % if at least held 3% or more BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock Holdco 4, LCC BlackRock Holdco 6, LLC BlackRock Delaware Holdings Inc. BlackRock Institutional Trust Company, National Association BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock Holdco 4, LLC BlackRock Holdco 6, LLC BlackRock Delaware Holdings Inc. BlackRock Fund Advisors BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock Capital Holdings, Inc. BlackRock Advisors, LLC BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Australia Holdco Pty. Ltd. BlackRock Investment Management (Australia) Limited BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Holdco 3, LLC BlackRock Canada Holdings LP BlackRock Canada Holdings ULC BlackRock Asset Management Canada Limited BlackRock, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock Advisors (UK) Limited MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

160 Notes to the Financial Statements BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock Luxembourg Holdco S.à.r.l. BlackRock UK Holdco Limited BlackRock Asset Management Schweiz AG BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock Luxembourg Holdco S.à.r.l BlackRock (Luxembourg) S.A. BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock Luxembourg Holdco S.à.r.l. BlackRock Investment Management Ireland Holdings Limited BlackRock Asset Management Ireland Limited BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock International Limited BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock International Limited BlackRock Life Limited BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc.                MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

t                BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock (Netherlands) B.V. BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock Investment Management (UK) Limited BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock Investment Management (UK) Limited BlackRock Asset Management Deutschland AG BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock Investment Management (UK) Limited BlackRock Fund Managers Limited    BLACKROCK, INC., ON 11. JUNE 2018 1. Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg,    Germany    LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of shares with voting rights 3. Details of person subject to the BlackRock, Inc., Wilmington, Delaware, USA notification obligation 5. Date on which threshold was crossed or 06.06.2018 reached 6. Total positions New Voting rights attached to shares 2.97% Voting rights through instruments 0.03% Total of both 3.01% Total number of voting rights of issuer 31808035 Previous notification Voting rights attached to shares 3.12% Voting rights through instruments 0.03% Total of both 3.16%                MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

162 Notes to the Financial Statements Details on total positions a. Voting rights attached to shares (§§ 33, 34 WpHG) lSIN DE0006632003 Absolute—indirect (§ 34 WpHG) 946179 In %—indirect (§ 34 WpHG) 2.97% Total—Absolute 946179 Total—In % 2.97% b.1. Instruments according to Sec. 38 para. 1 No. 1 WpHG Type of instrument Lent Securities Total—Voting rights absolute 2995 Total—Voting rights in % 0.01% b.2. Instrumente i.S.d. § 38 abs. 1 Nr. 1 WpHG Type of instrument Contract for Difference Cash or physical settlement Cash Exercise or conversion period n/a Total—Voting rights absolute 7928 Total—Voting rights in % 0.02% 8. Information in relation to the person subject of the notification obligation Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity Name % of voting rights in % if at least held 3% or more BlackRock, Inc. Trident Merger, LLC BlackRock Investment Management, LLC BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock Holdco 4, LCC BlackRock Holdco 6, LLC BlackRock Delaware Holdings Inc. BlackRock Institutional Trust Company, National Association BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock Holdco 4, LLC BlackRock Holdco 6, LLC BlackRock Delaware Holdings Inc. BlackRock Fund Advisors BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock Capital Holdings, Inc. BlackRock Advisors, LLC BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P.    MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

t                BlackRock Australia Holdco Pty. Ltd. BlackRock Investment Management (Australia) Limited BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Holdco 3, LLC BlackRock Canada Holdings LP BlackRock Canada Holdings ULC BlackRock Asset Management Canada Limited BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock Advisors (UK) Limited BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock Luxembourg Holdco S.à.r.l. BlackRock UK Holdco Limited BlackRock Asset Management Schweiz AG BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock Luxembourg Holdco S.à.r.l BlackRock (Luxembourg) S.A. BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock Luxembourg Holdco S.à.r.l. BlackRock Investment Management Ireland Holdings Limited BlackRock Asset Management Ireland Limited                MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

164 Notes to the Financial Statements BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock International Limited BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock (Netherlands) B.V. BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock Investment Management (UK) Limited BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock Investment Management (UK) Limited BlackRock Asset Management Deutschland AG BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock Investment Management (UK) Limited BlackRock Fund Managers Limited    BLACKROCK, INC., ON 13. JUNE 2018 1. Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg,    Germany    LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of shares with voting rights 3. Details of person subject to the BlackRock, Inc., Wilmington, Delaware, USA notification obligation                MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

t                5. Date on which threshold was crossed or 07.06.2018 reached 6. Total positions New Voting rights attached to shares 3.13% Voting rights through instruments 0.04% Total of both 3.16% Total number of voting rights of issuer 31808035 Previous notification Voting rights attached to shares 2.97% Voting rights through instruments 0.03% Total of both 3.01% 7. Details on total positions    a. Voting rights attached to shares (§§ 33, 34 WpHG) lSIN DE0006632003 Absolute—indirect (§ 34 WpHG) 994330 In %—indirect (§ 34 WpHG) 3.13% Total—Absolute 994330 Total—In % 3.13% b.1. Instruments according to Sec. 38 para. 1 No. 1 WpHG Type of instrument Lent Securities Total—Voting rights absolute 2995 Total—Voting rights in % 0.01% b.2. Instrumente i.S.d. § 38 abs. 1 Nr. 1 WpHG Type of instrument Contract for Difference Cash or physical settlement Cash Exercise or conversion period n/a Total—Voting rights absolute 9161 Total—Voting rights in % 0.03% 8. Information in relation to the person subject of the notification obligation Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity Name % of voting rights in % if at least held 3% or more BlackRock, Inc. Trident Merger, LLC BlackRock Investment Management, LLC BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock Holdco 4, LLC BlackRock Holdco 6, LLC BlackRock Delaware Holdings Inc. BlackRock Institutional Trust Company, National Association BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock Holdco 4, LLC BlackRock Holdco 6, LLC BlackRock Delaware Holdings Inc. BlackRock Fund Advisors                MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

166 Notes to the Financial Statements BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock Capital Holdings, Inc. BlackRock Advisors, LLC BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Australia Holdco Pty. Ltd. BlackRock Investment Management (Australia) Limited BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Holdco 3, LLC BlackRock Canada Holdings LP BlackRock Canada Holdings ULC BlackRock Asset Management Canada Limited BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock Advisors (UK) Limited BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock Luxembourg Holdco S.à.r.l. BlackRock UK Holdco Limited BlackRock Asset Management Schweiz AG BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock Luxembourg Holdco S.à.r.l BlackRock (Luxembourg) S.A.                MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

t                BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock Luxembourg Holdco S.à.r.l. BlackRock Investment Management Ireland Holdings Limited BlackRock Asset Management Ireland Limited BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock International Limited BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock International Limited BlackRock Life Limited BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock (Netherlands) B.V. BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock Investment Management (UK) Limited BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock Investment Management (UK) Limited    MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

168 Notes to the Financial Statements BlackRock Asset Management Deutschland AG BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock Investment Management (UK) Limited BlackRock Fund Managers Limited    BLACKROCK, INC., ON 19. JUNE 2018 1. Issuer MorphoSys AG, Semmelweisstr. 7, 82152 Planegg,    Germany    LEI 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of shares with voting rights 3. Details of person subject to the BlackRock, Inc., Wilmington, Delaware, USA notification obligation 5. Date on which threshold was crossed or 12.06.2018 reached 6. Total positions New Voting rights attached to shares 2.92% Voting rights through instruments 0.09% Total of both 3.02% Total number of voting rights of issuer 31808035 Previous notification Voting rights attached to shares 3.13% Voting rights through instruments 0.04% Total of both 3.16% 7. Details on total positions    a. Voting rights attached to shares (§§ 33, 34 WpHG) lSIN DE0006632003 Absolute—indirect (§ 34 WpHG) 930302 In %—indirect (§ 34 WpHG) 2.92% Total—Absolute 930302 Total—In % 2.92% b.1. Instruments according to Sec. 38 para. 1 No. 1 WpHG Type of instrument Lent Securities Total—Voting rights absolute 15698 Total—Voting rights in % 0.05% b.2. Instrumente i.S.d. § 38 abs. 1 Nr. 1 WpHG Type of instrument Contract for Difference Cash or physical settlement Cash Exercise or conversion period n/a Total—Voting rights absolute 13325 Total—Voting rights in % 0.04% 8. Information in relation to the person subject of the notification obligation Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity Name % of voting rights in % if at least held 3% or more                MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

t                BlackRock, Inc. Trident Merger, LLC BlackRock Investment Management, LLC BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock Holdco 4, LCC BlackRock Holdco 6, LLC BlackRock Delaware Holdings Inc. BlackRock Institutional Trust Company, National Association BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock Holdco 4, LLC BlackRock Holdco 6, LLC BlackRock Delaware Holdings Inc. BlackRock Fund Advisors BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock Capital Holdings, Inc. BlackRock Advisors, LLC BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Australia Holdco Pty. Ltd. BlackRock Investment Management (Australia) Limited BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Holdco 3, LLC BlackRock Canada Holdings LP BlackRock Canada Holdings ULC BlackRock Asset Management Canada Limited BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock Advisors (UK) Limited BlackRock, Inc.    MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

170 Notes to the Financial Statements BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock Luxembourg Holdco S.à.r.l. BlackRock UK Holdco Limited BlackRock Asset Management Schweiz AG BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock Luxembourg Holdco S.à.r.l BlackRock (Luxembourg) S.A. BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock Luxembourg Holdco S.à.r.l. BlackRock Investment Management Ireland Holdings Limited BlackRock Asset Management Ireland Limited BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock International Limited BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock (Netherlands) B.V. BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock Investment Management (UK) Limited                MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited
BlackRock Asset Management Deutschland AG

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited
BlackRock Fund Managers Limited

BLACKROCK, INC., ON 21. JUNE 2018

1. Issuer	MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72
2. Reason for notification	Acquisition/disposal of shares with voting rights
3. Details of person subject to the notification obligation	BlackRock, Inc., Wilmington, Delaware, USA
5. Date on which threshold was crossed or reached	15.06.2018
6. Total positions	
New	
Voting rights attached to shares	3.76%
Voting rights through instruments	0.09%
Total of both	3.85%
Total number of voting rights of issuer	31808035
Previous notification	
Voting rights attached to shares	2.92%
Voting rights through instruments	0.09%
Total of both	3.02%
7. Details on total positions	
a. Voting rights attached to shares (§§ 33, 34 WpHG) ISIN DE0006632003	
Absolute - indirect (§ 34 WpHG)	1196268
In % - indirect (§ 34 WpHG)	3.76%
Total - Absolute	1196268
Total - In %	3.76%
b.1. Instruments according to Sec. 38 para. 1 No. 1 WpHG	
Type of instrument	Lent Securities
Total - Voting rights absolute	13852
Total - Voting rights in %	0.04%
b.2. Instrumente i.S.d. § 38 abs. 1 Nr. 1 WpHG	
Type of instrument	Contract for Difference

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2018

172 Notes to the Financial Statements Cash or physical settlement Cash Exercise or conversion period n/a Total—Voting rights absolute 13733 Total—Voting rights in % 0.04% 8. Information in relation to the person subject of the notification obligation Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity Name % of voting rights in % if at least held 3% or more BlackRock, Inc. Trident Merger, LLC BlackRock Investment Management, LLC BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock Holdco 4, LCC BlackRock Holdco 6, LLC BlackRock Delaware Holdings Inc. BlackRock Institutional Trust Company, National Association BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock Holdco 4, LLC BlackRock Holdco 6, LLC BlackRock Delaware Holdings Inc. BlackRock Fund Advisors BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock Capital Holdings, Inc. BlackRock Advisors, LLC BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Australia Holdco Pty. Ltd. BlackRock Investment Management (Australia) Limited BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Holdco 3, LLC BlackRock Canada Holdings LP BlackRock Canada Holdings ULC BlackRock Asset Management Canada Limited                MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

t                BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock Advisors (UK) Limited BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock Luxembourg Holdco S.à.r.l. BlackRock UK Holdco Limited BlackRock Asset Management Schweiz AG BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock Luxembourg Holdco S.à.r.l BlackRock (Luxembourg) S.A. BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock Luxembourg Holdco S.à.r.l. BlackRock Investment Management Ireland Holdings Limited BlackRock Asset Management Ireland Limited BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock International Limited BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock International Limited    MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

174 Notes to the Financial Statements BlackRock Life Limited BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock (Netherlands) B.V. BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock Investment Management (UK) Limited BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock Investment Management (UK) Limited BlackRock Asset Management Deutschland AG BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock Investment Management (UK) Limited BlackRock Asset Management Deutschland AG iShares (DE) I Investmentaktiengesellschaft mit Teilgesellschaftsvermögen BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Group Limited BlackRock Investment Management (UK) Limited BlackRock Fund Managers Limited                MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

FMR LLC, ON 4. JULY 2018

1. Issuer	MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72
2. Reason for notification	Acquisition/disposal of shares with voting rights Other reason: Voluntary group notification with triggered threshold on subsidiary level
3. Details of person subject to the notification obligation	FMR LLC, Wilmington, Delaware, USA
5. Date on which threshold was crossed or reached	27.06.2018
6. Total positions	
New	
Voting rights attached to shares	7.52%
Voting rights through instruments	0.00%
Total of both	7.52%
Total number of voting rights of issuer	31808035
Previous notification	
Voting rights attached to shares	5.04%
Voting rights through instruments	0.07%
Total of both	5.11%

7. Details on total positions

a. Voting rights attached to shares (§§ 33, 34 WpHG)
ISIN DE0006632003

Absolute - indirect (§ 34 WpHG)	2393527
In % - indirect (§ 34 WpHG)	7.52%
Total - Absolute	2393527
Total - In %	7.52%

8. Information in relation to the person subject of the notification obligation

Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity

Name	% of voting rights in % if at least held 3% or more
FMR LLC	
Fidelity Management & Research Company	4.51%
FMR LLC	
FIAM Holdings LLC	
Fidelity Institutional Asset Management Trust Company	
FMR LLC	
FIAM Holdings LLC	
FIAM LLC	
FMR LLC	
Fidelity Advisory Holdings LLC	
Strategic Advisers LLC.	

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2018

176

Notes to the Financial Statements

SCHRODERS PLC, ON 17. JULY 2018

1. Issuer	MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72
2. Reason for notification	Acquisition/disposal of shares with voting rights
3. Details of person subject to the notification obligation	Schroders plc London, GB
5. Date on which threshold was crossed or reached	11.07.2018
6. Total positions	
New	
Voting rights attached to shares	2.97%
Voting rights through instruments	0.00%
Total of both	2.97%
Total number of voting rights of issuer	31808035
Previous notification	
Voting rights attached to shares	3.71%
Voting rights through instruments	0.00%
Total of both	3.71%
7. Details on total positions	

a. Voting rights attached to shares (§§ 33, 34 WpHG)
ISIN DE0006632003

Absolute - indirect (§ 34 WpHG)	945390
In % - indirect (§ 34 WpHG)	2.97%
Total - Absolute	945390
Total - In %	2.97%

8. Information in relation to the person subject of the notification obligation

Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity

Name	% of voting rights in % if at least held 3% or more
Schroders plc	
Schroder Administration Limited	
Schroder International Holdings Limited	
Schroder Investment Management Limited	
Schroders plc	
Schroder Adminitration Limited	
Schroder International Holdings Limited	
Schroder Unit Trusts Limited	
Schroders plc	
Schroder Administration Limited	
Schroder International Holdings Limited	
Schroder International Finance B.V.	
Schroder Investment Management (Europe) S.A.	

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2018

SCHRODER INTERNATIONAL SELECTION FUND, ON 17. JULY 2018

1. Issuer	MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72
2. Reason for notification	Acquisition/disposal of shares with voting rights
3. Details of person subject to the notification obligation	Schroder international Selection Fund, Seenningerberg, Luxemburg
5. Date on which threshold was crossed or reached	11.07.2018
6. Total positions	
New	
Voting rights attached to shares	2.88%
Voting rights through instruments	0.00%
Total of both	2.88%
Total number of voting rights of issuer	31808035
Previous notification	
Voting rights attached to shares	3.03%
Voting rights through instruments	0.00%
Total of both	3.03%
7. Details on total positions	
a. Voting rights attached to shares (§§ 33, 34 WpHG) ISIN DE0006632003	
Absolute – direct (§ 33 WpHG)	917515
In % - direct (§ 33 WpHG)	2.88%
Total - Absolute	917515
Total - In %	2.88%

8. Information in relation to the person subject of the notification obligation

Person subject to the notification obligation is not controlled and does itself not control any other undertaking(s) holding directly or indirectly an interest in the issuer

FMR LLC, ON 25. JULY 2018

1. Issuer	MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72
2. Reason for notification	Acquisition/disposal of shares with voting rights Other reason: Voluntary group notification with triggered threshold on subsidiary level
3. Details of person subject to the notification obligation	FMR LLC, Wilmington, Delaware, USA
5. Date on which threshold was crossed or reached	20.07.2018
6. Total positions	
New	
Voting rights attached to shares	9.13%
Voting rights through instruments	0.00%
Total of both	9.13%
Total number of voting rights of issuer	31808035
Previous notification	
Voting rights attached to shares	7.52%
Voting rights through instruments	0.00%
Total of both	7.52%

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2018

178
Notes to the Financial Statements

7. Details on total positions

a. Voting rights attached to shares (§§ 33, 34 WpHG)
ISIN DE0006632003

Absolute - indirect (§ 34 WpHG)	2904455
In % - indirect (§ 34 WpHG)	9.13%
Total - Absolute	2904455
Total - In %	9.13%

8. Information in relation to the person subject of the notification obligation

Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity

Name	% of voting rights in % if at least held 3% or more
FMR LLC	
Fidelity Management & Research Company	5.81%
FMR LLC	
FIAM Holdings LLC	
Fidelity Institutional Asset Management Trust Company	
FMR LLC	
FIAM Holdings LLC	
FIAM LLC	
FMR LLC	
Fidelity Advisory Holdings LLC	
Strategic Advisers LLC.	

INVESCO LTD., ON 6. September 2018

1. Issuer	MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72
2. Reason for notification	Acquisition/disposal of shares with voting rights
3. Details of person subject to the notification obligation	Invesco Ltd., Hamilton, Bermuda
5. Date on which threshold was crossed or reached	31.08.2018
6. Total positions	
New	
Voting rights attached to shares	2.96%
Voting rights through instruments	0.00%
Total of both	2.96%
Total number of voting rights of issuer	31839572
Previous notification	
Voting rights attached to shares	3.0008%
Voting rights through instruments	n/a%
Total of both	n/a%

7. Details on total positions

a. Voting rights attached to shares (§§ 33, 34 WpHG)
ISIN DE0006632003

Absolute - indirect (§ 34 WpHG)	944674
In % - indirect (§ 34 WpHG)	2.96%
Total - Absolute	944674

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2018

Total - In %	2.96%

8. Information in relation to the person subject of the notification obligation
Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity

Name	% of voting rights in % if at least held 3% or more
Invesco Ltd.	
Invesco Holdings Company Limited	
Invesco Holdings Company (US), Inc.	
Invesco Group Services, Inc.	
IVZ UK Limited	
Invesco Management Group, Inc.	
Invesco North American Holdings Inc.	
Invesco Advisers, Inc.	
Invesco Ltd.	
Invesco Holdings Company Limited	
Invesco Holdings Company (US). Inc.	
Invesco Group Services, Inc.	
IVZ UK Limited	
Invesco Management Group, Inc.	
Invesco North America Holdings Inc.	
Invesco Capital Management LLC	

INVESCO LTD., ON 6. DECEMBER 2018

1. Issuer	MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72
2. Reason for notification	Acquisition/disposal of shares with voting rights
3. Details of person subject to the notification obligation	Invesco Ltd., Hamilton, Bermuda
5. Date on which threshold was crossed or reached	29.11.2018
6. Total positions	
New	
Voting rights attached to shares	3.001949900583%
Voting rights through instruments	0.00%
Total of both	3.001949900583%
Total number of voting rights of issuer	31839572
Previous notification	
Voting rights attached to shares	2.96%
Voting rights through instruments	0.00%
Total of both	2.96%

7. Details on total positions

a. Voting rights attached to shares (§§ 33, 34 WpHG)
ISIN DE0006632003

Absolute - indirect (§ 34 WpHG)	955808
In % - indirect (§ 34 WpHG)	3.00%
Total - Absolute	955808
Total - In %	3.001949900583%

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2018

180 Notes to the Financial Statements

8. Information in relation to the person subject of the notification obligation
Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity

Name	% of voting rights in % if at least held 3% or more
Invesco Ltd.	
Invesco Holdings Company Limited	
Invesco Holdings Company (US), Inc.	
Invesco Group Services, Inc.	
Invesco Advisers, Inc.	3.00%
Invesco Ltd.	
Invesco Holdings Company Limited	
Invesco Holdings Company (US). Inc.	
Invesco Group Services, Inc.	
Invesco Capital Management LLC	

INVESCO LTD., ON 13. DECEMBER 2018

1. Issuer	MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72
2. Reason for notification	Acquisition/disposal of shares with voting rights Other reason: Voluntary group notification due to crossing a threshold on subsidiary level
3. Details of person subject to the notification obligation	Invesco Ltd., Hamilton, Bermuda
5. Date on which threshold was crossed or reached	06.12.2018
6. Total positions	
New	
Voting rights attached to shares	3.000800387643%
Voting rights through instruments	0.00%
Total of both	3.000800387643%
Total number of voting rights of issuer	31839572
Previous notification	
Voting rights attached to shares	3.0019%
Voting rights through instruments	0.00%
Total of both	3.0019%

7. Details on total positions

a. Voting rights attached to shares (§§ 33, 34 WpHG)
ISIN DE0006632003

Absolute - indirect (§ 34 WpHG)	955442
In % - indirect (§ 34 WpHG)	3.00%
Total - Absolute	955442
Total - In %	3.000800387643%

8. Information in relation to the person subject of the notification obligation
Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity

Name	% of voting rights in % if at least held 3% or more
Invesco Ltd.	
Invesco Holding Company Limited	
Invesco Holding Company (US), Inc.	
Invesco Group Services, Inc.	
Invesco Advisers, Inc.	

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2018

Invesco Ltd.
Invesco Holding Company Limited
Invesco Holding Company (US), Inc.
Invesco Group Services, Inc.
Invesco Capital Management LLC

INVESCO LTD., ON 18. DECEMBER 2018

1. Issuer	MorphoSys AG, Semmelweisstr. 7, 82152 Planegg, Germany LEI 529900493806K77LRE72
2. Reason for notification	Acquisition/disposal of shares with voting rights Other reason: Voluntary group notification due to crossing a threshold on subsidiary level
3. Details of person subject to the notification obligation	Invesco Ltd., Hamilton, Bermuda
5. Date on which threshold was crossed or reached	12.12.2018
6. Total positions	
New	
Voting rights attached to shares	3.00257804973%
Voting rights through instruments	0.00%
Total of both	3.00257804973%
Total number of voting rights of issuer	31839572
Previous notification	
Voting rights attached to shares	3.0008%
Voting rights through instruments	0.00%
Total of both	3.0008%

7. Details on total positions

a. Voting rights attached to shares (§§ 33, 34 WpHG)
ISIN DE0006632003

Absolute - indirect (§ 34 WpHG)	956008
In % - indirect (§ 34 WpHG)	3.00%
Total - Absolute	956008
Total - In %	3.00257804973%

8. Information in relation to the person subject of the notification obligation
Full chain of controlled undertaking starting with the ultimate controlling natural person or legal entity

Name	% of voting rights in % if at least held 3% or more
Invesco Ltd.	
Invesco Holding Company Limited	
Invesco Holding Company (US), Inc.	
Invesco Group Services, Inc.	
Invesco Advisers, Inc.	3.00%

Invesco Ltd.
Invesco Holding Company Limited
Invesco Holding Company (US), Inc.
Invesco Group Services, Inc.
Invesco Capital Management LLC

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2018

182 Notes to the Financial Statements                Appropriation of Accumulated Profit/Deficit For the 2018 financial year, MorphoSys AG’s reported an accumulated deficit of € -178,659,143.55 (December 31, 2017: accumulated deficit of € -111,625,357.42). In Euro    Allocation to Shareholders Allocation to Other Earnings Reserves Loss Carried Forward Accumulated Deficit 2018 [GRAPHIC APPEARS HERE] 0,00    0,00    (178,659,143.55)    (178,659,143.55) Subsequent Events On January 26, 2019, we announced that in our lawsuit against Janssen Biotech and Genmab A/S, the United States (U.S.) District Court of Delaware, based on a hearing held November 27, 2018, ruled in a Court Order on January 25, 2019, that the asserted claims of three MorphoSys patents with U.S. Patent Numbers 8,263,746, 9,200,061 and 9,758,590 are invalid. The Court thus granted a motion for Summary Judgement of invalidity filed by Janssen Biotech and Genmab, A/S against the three patents held by MorphoSys. As a result of this decision, the jury trial scheduled for February 2019 to consider Janssen’s and Genmab’s alleged infringement and the validity of the MorphoSys patents did not take place. On January 31, 2019 we announced that we had settled the dispute with Janssen Biotech and Genmab A/S. The parties agreed to drop the mutual claims related to the litigation: MorphoSys dismissed claims for alleged patent infringement against Janssen Biotech and Genmab A/S and agreed not to appeal from the court order dated January 25, 2019. Janssen and Genmab dismissed their counterclaims against MorphoSys. In early February 2019, we announced the appointment of David Trexler as President and Member of the Board of Directors of MorphoSys US Inc. effective February 6, 2019. Mr. Trexler will lead the further development of MorphoSys’s U.S. subsidiary with a focus on building commercial capabilities. Mr. Trexler joins MorphoSys from EMD Serono, a subsidiary of Merck KGaA, Darmstadt. AT EMD Serono, he was responsible, among other things, for establishing the first commercial organization of Merck KGaA’s oncology division in the U.S. and for the market launch of the cancer drug avelumab for the treatment of metastatic Merkel cell carcinoma. On February 19, 2019, Simon Moroney, CEO and co-founder of MorphoSys AG (informed the Company’s Supervisory Board that he has decided not to renew his contract as a member of the company’s Management Board. As a result of his decision, Dr. Moroney will step down as CEO on expiry of his current contract on June 30, 2020, or when a successor is appointed, whichever comes sooner. At the end of February 2019, our partner Janssen announced that it had received U.S. FDA approval for Tremfya® One-Press, a single-dose, patient-controlled injector for adults with moderate-to-severe plaque psoriasis. This is a device that allows patients to administer the drug subcutaneously by themselves and is thus intended to provide a higher convenience to psoriasis patients with respect to the treatment of their chronic disease.                MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

t                At the beginning of March 2019, MorphoSys AG and MorphoSys US Inc. signed a credit facility agreement in a total volume of € 45.0 million so as to ensure the ongoing financing of MorphoSys US Inc. Under the agreement, MorphoSys US Inc. is entitled to call up interest-bearing loans granted by MorphoSys AG within the overall credit frame on an as-needed basis. Alternatively, the financing within the overall credit frame can also be made in the form of equity which reduces available funds within the overall credit frame accordingly. On March 7, 2019 MorphoSys announced that during the first quarter of 2019, the Company in agreement with the FDA implemented an amendment of the B-MIND study by introducing a co-primary endpoint into the trial. The scientific rationale for the amendment is based on published literature as well as MorphoSys’s own pre-clinical data, which indicate that MOR208 might be particularly active in patients who can be characterized by the presence of a certain biomarker. Discussions with the FDA regarding the biomarker assay are currently being planned and are expected to take place in the middle of 2019. The pre-planned, event-driven interim analysis of B-MIND remains projected to take place in the second half of 2019. Depending on the outcome of the interim analysis, an increase from 330 to 450 patients may be required, in which case an event-driven primary analysis of the study is expected in the first half of 2021.                MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

184                Responsibility Statement Notes to the Financial Statements To the best of our knowledge, and in accordance with the applicable reporting principles, the financial statements give a true and fair view of the Company’s net assets, financial position and results of operations, and the management report provides a fair review of the development and performance of the business and the position of the Company together with a description of the principal opportunities and risks associated with the Company’s expected development. Planegg, March 13, 2019                Dr. Simon Moroney Jens Holstein Chief Executive Officer Chief Financial Officer    Dr. Malte Peters Dr. Markus Enzelberger Chief Development Officer Chief Scientific Officer                MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

Statement of Fixed Assets

		Aquisition and Production Cost				
		01/01/2018 in €	Additions in €	Addition from Merger * in €	Disposals in €	12/31/2018 in €
A.	**Fixed Assets**					
I.	**Intangible Assets**					
1.	Paid concessions, commercial property rights and similar rights and assets and licenses to such rights and assets	73,367,075	54,554	0	264,348	73,157,281
		73,367,075	**54,554**	**0**	**264,348**	**73,157,281**
II.	**Tangible Assets**					
1.	Land, leasehold rights and buildings, including leasehold improvements	1,742,110	26,521	0	1,251,702	516,929
2.	Other equipment, furniture and fixtures	17,714,277	1,707,389	106,795	1,808,658	17,719,803
		19,456,387	**1,733,910**	**106,795**	**3,060,360**	**18,236,732**
III.	**Financial Assets**					
1.	Shares in affiliated companies	39,624,278	2,638,437	0	6,048,830	36,213,885
2.	Beteiligungen	0	359,458	0	0	359,458
		39,624,278	**2,997,895**	**0**	**6,048,830**	**36,573,343**
		132,447,740	**4,786,359**	**106,795**	**9,373,538**	**127,967,356**

* Effects resulting from the merger of Sloning BioTechnology GmbH with MorphoSys AG

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2018

186

Notes to the Financial Statements

	Accumulated Depreciation						Net Book Values	
	01/01/2018 in €	Additions in €	Addition from Merger * in €	Write-offs in €	Disposals in €	12/31/2018 in €	12/31/2018 in €	12/31/2017 in €
	46,214,975	567,772	0	360,582	264,311	46,879,018	26,278,263	27,152,100
	46,214,975	**567,772**	**0**	**360,582**	**264,311**	**46,879,018**	**26,278,263**	**27,152,100**
	1,306,625	49,284	0	0	1,251,615	104,294	412,635	435,485
	14,757,605	1,719,056	75,415	0	1,804,756	14,747,320	2,972,483	2,956,672
	16,064,230	**1,768,340**	**75,415**	**0**	**3,056,371**	**14,851,614**	**3,385,118**	**3,392,157**
	0	0	0	20,267,259	0	20,267,259	15,946,626	39,624,278
	0	0	0	127,458	0	127,458	232,000	0
	0	**0**	**0**	**20,394,717**	**0**	**20,394,717**	**16,178,626**	**39,624,278**
	62,279,205	**2,336,112**	**75,415**	**20,755,299**	**3,320,682**	**82,125,349**	**45,842,007**	**70,168,535**

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2018

t                “Independent Auditor’s Report    To MorphoSys AG, Planegg    Report on the Audit of the Annual Financial Statements and of the Management Report AUDIT OPINIONS We have audited the annual financial statements of MorphoSys AG, Planegg, which comprise the balance sheet as of December 31, 2018, and the statement of income for the financial year from January 1, to December 31, 2018, and notes to the financial statements, including the recognition and measurement policies presented therein. In addition, we have audited the management report of MorphoSys AG for the financial year from January 1, to December 31, 2018. In accordance with the German legal requirements, we have not audited the content of those parts of the management report listed in the “Other Information” section of our auditor’s report. In our opinion, on the basis of the knowledge obtained in the audit, the accompanying annual financial statements comply, in all material respects, with the requirements of German commercial law and give a true and fair view of the assets, liabilities and financial position of the Company as at December 31, 2018 and of its financial performance for the financial year from January 1, to December 31, 2018, in compliance with German Legally Required Accounting Principles, and the accompanying management report as a whole provides an appropriate view of the Company’s position. In all material respects, this management report is consistent with the annual financial statements, complies with German legal requirements and appropriately presents the opportunities and risks of future development. Our audit opinion on the management report does not cover the content of those parts of the management report listed in the “Other Information” section of our auditor’s report.    Pursuant to § [Article] 322 Abs. [paragraph] 3 Satz [sentence] 1 HGB [HGB Handelsgesetzbuch: German Commercial Code], we declare that our audit has not led to any reservations relating to the legal compliance of the annual financial statements and of the management report. BASIS FOR THE AUDIT OPINIONS We conducted our audit of the annual financial statements and of the management report in accordance with § 317 HGB and the EU Audit Regulation (No. 537/2014, referred to subsequently as “EU Audit Regulation”) and in compliance with German Generally Accepted Standards for Financial Statement Audits promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Our responsibilities under those requirements and principles are further described in the “Auditor’s Responsibilities for the Audit of the Annual Financial Statements and of the Management Report” section of our auditor’s report. We are independent of the Company in accordance with the requirements of European law and German commercial and professional law, and we have fulfilled our other German                MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

188
Notes to the Financial Statements

professional responsibilities in accordance with these requirements. In addition, in accordance with Article 10 (2) point (f) of the EU Audit Regulation, we declare that we have not provided non-audit services prohibited under Article 5 (1) of the EU Audit Regulation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions on the annual financial statements and on the management report.

KEY AUDIT MATTERS IN THE AUDIT OF THE ANNUAL FINANCIAL STATEMENTS

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the annual financial statements for the financial year from January 1 to December 31, 2018. These matters were addressed in the context of our audit of the annual financial statements as a whole, and in forming our audit opinion thereon; we do not provide a separate audit opinion on these matters.

In our view, the matters of most significance in our audit were as follows:

1. Valuation of financial assets
2. Recoverability of the Development Program MOR208
3. Revenue recognition related to the outlicensing of drug program MOR106

Our presentation of these key audit matters has been structured in each case as follows:

1) Matter and issue
2) Audit approach and findings
3) Reference to further information

Hereinafter we present the key audit matters:

1. **Valuation of financial assets**
    1) In the annual financial statements of the Company, the balance sheet item "Financial assets" includes shares in affiliated companies in the amount of € 15.9 million. The commercial value of shares in affiliated companies is based on the acquisition costs and the lower fair value. The fair values are calculated as present values of the expected future cash flows resulting from the budget statements prepared by the legal representatives using discounted cash flow models. This also takes into account expectations about future market developments and assumptions about the development of macroeconomic factors. The discounting takes place by means of the individually determined capital costs of the respective financial investment. On the basis of the values determined as well as other documentation, a total impairment of € 20.3 million was required for the financial year. The result of this valuation depends to a large extent on how the legal representatives assess the future cash flows as well as the respective cash flow used discount rates and growth rates. The valuation is therefore subject to significant uncertainties. Considering this background in-formation and due to the high complexity of the valuation and the material importance for the net assets and results of operations of the company, this fact was of particular importance during our audit.
    2) Among other things, we reviewed the methodological procedure for assessing the results during our audit. In particular, we assessed whether the fair values were correctly determined using discounted cash flow models in accordance with the relevant valuation standards. Among other things, we relied on a comparison with general and industry-specific market expectations as well

MorphoSys AG - Planegg – Annual Financial Statements as of December 31, 2018

t                as on extensive explanations of the legal representatives regarding the key value drivers on which the expected cash flows are based. With the knowledge that even relatively small changes in the discount rate used can have a significant effect on the value of the enterprise value determined in this way, we have dealt in detail with the parameters used in determining the discount rate used, and followed the calculation scheme. The valuation parameters used by the legal representatives and the valuation assumptions on which they are based are, from our point of view, altogether appropriate, taking into account the available information, in order to properly evaluate the shares in affiliated companies. The Company’s financial assets disclosures are included within section “Notes to the Balance Sheet, Financial Assets” of the notes to the financial statements. Recoverability of the Development Program MOR208 In the financial statements of the Company, an amount of € 23.9 million is recognized under the balance sheet item “Intangible assets” for an acquired program related to the antibody MOR208, which is still under development. The valuation of the program is carried out at the lower of acquisition cost or fair value, provided the impairment is expected to be permanent. The fair value is determined on the basis of the present value of expected future cash flows of the program, which is determined using a discounted cash flow model. The starting point is the cash flow planning drawn up by the legal representatives, which is updated on the basis of their assumptions about long-term growth rates. This also takes into account expectations about future market developments and assumptions about the development of macroeconomic factors. The discounting is done using the weighted average cost of capital of the company. For the financial year, there was no impairment on this basis and therefore no write-down requirement. The result of this valuation depends to a large extent on the estimation of the future cash flows of the program by the legal representatives as well as the discount rate used and is therefore subject to significant uncertainties. Considering this background information and due to the high complexity of the evaluation, this issue was of particular importance during our audit. Among other things, we reviewed and assessed the methodology used to carry out the evaluation as part of our audit. The appropriateness of the determination of the fair value has been determined by reconciling the future cash flows used in the calculation with the current budgets from the cash flow planning prepared by the legal representatives and taken note of by the Supervisory Board and by vote assessed with general and industry-specific market expectations. With the knowledge that relatively small changes in the discount rate used can have a material impact on the amount of the fair value determined in this way, we have dealt in detail with the parameters used in determining the discount rate used and comprehending the calculation method. We also conducted our own sensitivity analyses. The assessment parameters and underlying valuation assumptions used by the legal representatives are, from our point of view, generally suitable for carrying out the evaluation of the program for the antibody MOR208 by taking into account the available information. The Company’s intangible assets disclosures are included within section “Notes to the Balance Sheet, Intangible Assets” of the notes to the financial statements. Revenue recognition related to the outlicensing of drug program MOR106 The annual financial statements of the Company include € 47.5 million in revenue from the contractual agreement signed on July 19, 2018 for the development and commercialization of the MOR106 drug program with Novartis Pharma AG. The drug program MOR106 was developed by MorphoSys in collaboration with Galapagos N.V. Novartis Pharma AG now exclusively holds all rights to develop and market the products resulting from the collaboration. All research,                MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

190 Notes to the Financial Statements                development, manufacturing and marketing costs are borne by Novartis Pharma AG in the future. The revenue generated by MorphoSys in 2018 is mainly related to the transfer of rights to the MOR106 drug program to Novartis Pharma AG. The revenue recognition depends on whether the ownership rights of the license are transferred as designed by the license agreement. This is the case if the licensor grants the licensee an exclusive right of use, the consideration is substantially fixed, the duration of the license is unlimited and the licensor does not provide any further essential services. Revenue recognition in connection with the out-licensing of the MOR106 drug program is associated with significant risk in view of the extensive and complex contractual agreement and is also partly based on the judgment of the legal representatives. Considering this background information, this issue was of particular importance for our audit. Among other things, we assessed the appropriateness and effectiveness of the Group’s established internal control system with regard to the complete and correct recording and realization of the revenues in connection with out-licensing, taking into account the IT systems used. In addition, we have gained an understanding of the underlying contractual agreement and have assessed it with respect to the realization of the revenue in accordance with the applicable commercial law. In order to assess revenue recognition, we have used and awarded corresponding contract documents. We were able to satisfy ourselves that the systems and processes in place and the controls that were put in place were generally adequate and that the assessments and assumptions made by the legal representatives were sufficiently documented and justified to ensure the proper recording of revenues in connection with these exemptions. The Company’s revenue disclosures are included in section “Notes to the Statement of Income, Revenue” of the notes to the financial statements.                MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

t                OTHER INFORMATION The executive directors are responsible for the other information. The other information comprises the following non-audited parts of the management report, which we obtained prior of the date of our auditor’s report: the statement on corporate governance pursuant to § 289f HGB included in the group management report the corporate governance report pursuant to No. 3.10 of the German Corporate Governance Code (except for the remuneration report) Our audit opinions on the financial statements and on the management report do not cover the other information, and consequently we do not express an audit opinion or any other form of assurance conclusion thereon. In connection with our audit, our responsibility is to read the other information and, in so doing, to consider whether the other information materially inconsistent with the annual financial statements, with the management report or our knowledge obtained in the audit, or otherwise appears to be materially misstated. RESPONSIBILITIES OF THE EXECUTIVE DIRECTORS AND THE SUPERVISORY BOARD FOR THE ANNUAL FINANCIAL STATEMENTS AND THE MANAGEMENT REPOR    The executive directors are responsible for the preparation of the annual financial statements that comply, in all material respects, with requirements of German commercial law, and that the annual financial statements give a true and fair view of the assets, liabilities, financial position and financial performance of the Company in compliance with German Legally Required Accounting Principles. In addition, the executive directors are responsible for such internal control as they, in accordance with German Legally Required Accounting Principles, have determined necessary to enable the preparation of annual financial statements that are free from material misstatement, whether due to fraud or error. In preparing the annual financial statements, the executive directors are responsible for assessing the Company’s ability to continue as a going concern. They also have the responsibility for disclosing, as applicable, matters related to going concern. In addition, they are responsible for financial reporting based on the going concern basis of accounting, provided no actual or legal circumstances conflict therewith. Furthermore, the executive directors are responsible for the preparation of the management report that, as a whole, provides an appropriate view of the Company’s position and is, in all material respects, consistent with the annual financial statements, complies with German legal requirements, and appropriately presents the opportunities and risks of future development. In addition, the executive directors are responsible for such arrangements and measures (systems) as they have considered necessary to enable the preparation of a management report that is in accordance with the applicable German legal requirements, and to be able to provide sufficient appropriate evidence for the assertions in the management report.                MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

192 Notes to the Financial Statements                The supervisory board is responsible for overseeing the Company’s financial reporting process for the preparation of the annual financial statements and of the management report. A U D I TO R’S RESPONSIBILITIES FOR THE AUDIT OF THE ANNUAL FINANCIAL STATEMENTS AND OF THE MANAGE- MENT REPORT Our objectives are to obtain reasonable assurance about whether the annual financial statements as a whole are free from material misstatement, whether due to fraud or error, and whether the management report as a whole provides an appropriate view of the Company’s position and, in all material respects, is consistent with the annual financial statements and the knowledge obtained in the audit, complies with the German legal requirements and appropriately presents the opportunities and risks of future development, as well as to issue an auditor’s report that includes our audit opinions on the annual financial statements and on the management report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with § 317 HGB and the EU Audit Regulation and in compliance with German Generally Accepted Standards for Financial Statement Audits promulgated by the Institut der Wirtschaftsprüfer (IDW) will always detect a material misstatement. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these annual financial statements and this management report. We exercise professional judgment and maintain professional skepticism throughout the audit. We also: Identify and assess the risks of material misstatement of the annual financial statements and of the management report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our audit opinions. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Obtain an understanding of internal control relevant to the audit of the annual financial statements and of arrangements and measures (systems) relevant to the audit of the management report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an audit opinion on the effectiveness of these systems. Evaluate the appropriateness of accounting policies used by the executive directors and the reasonableness of estimates made by the executive directors and related disclosures. Conclude on the appropriateness of the executive directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in the auditor’s report to the related disclosures in the annual financial statements and in the management report or, if such disclosures are inadequate, to modify our respective audit opinions. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to be able to continue as a going concern. Evaluate the overall presentation, structure and content of the annual financial statements, including the disclosures, and whether the annual financial statements present the underlying transactions and events in a manner that the annual financial statements give a true and fair view of the assets, liabilities,                MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

t                financial position and financial performance of the Company in compliance with German Legally Required Accounting Principles. Evaluate the consistency of the management report with the annual financial statements, its conformity with German law, and the view of the Company’s position it provides. Perform audit procedures on the prospective information presented by the executive directors in the management report. On the basis of sufficient appropriate audit evidence we evaluate, in particular, the significant assumptions used by the executive directors as a basis for the prospective information, and evaluate the proper derivation of the prospective information from these assumptions. We do not express a separate audit opinion on the prospective information and on the assumptions used as a basis. There is a substantial unavoidable risk that future events will differ materially from the prospective information. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with the relevant independence requirements, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, the related safeguards. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the annual financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter.                MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

194 Notes to the Financial Statements                OTHER LEGAL AND REGULATORY REQUIREMENTS FURTHER INFORMATION PURSUANT TO ARTICLE 10 OF THE EU AUDIT REGULATION We were elected as group auditor by the annual general meeting on May 17, 2018. We were engaged by the supervisory board on July 4, 2018. We have been the group auditor of the MorphoSys AG, Planegg, without interruption since the financial year 2011. We declare that the audit opinions expressed in this auditor’s report are consistent with the additional report to the audit committee pursuant to Article 11 of the EU Audit Regulation (long-form audit report). GERMAN PUBLIC AUDITOR RESPONSIBLE FOR THE ENGAGEMENT The German Public Auditor responsible for the engagement is Stefano Mulas.“    Munich, March 13, 2019 PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft (signed Stefano Mulas) Wirtschaftsprüfer (German Public Auditor)    (signed Holger Lutz) Wirtschaftsprüfer (German Public Auditor) MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

t                Imprint    M o r p h o S y s A G Semmelweisstr. 7 82152 Planegg Germany Tel.: +49-89-89927-0 Fax: +49-89-89927-222 Email: info@morphosys.com Internet: www.morphosys.com    Corporate Communications and Investor Relations Tel.: +49-89-89927-404 Fax: +49-89-89927-5404 Email: investors@morphosys.com    This report is also published in German and is available on our website (PDF, HTML). For better readability, the masculine form has been used in this report equally to all genders.    Concept and Design 3st kommunikation GmbH, Mainz Translation Klusmann Communications, Niedernhausen Lennon.de Language Services, Münster Produced in-house using FIRE.sys    HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma® and LanthioPep® are registered trademarks of the MorphoSys Group. Tremfya® is a registered trademark of Janssen Biotech, Inc.                MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018

196 Notes to the Financial Statements Financial Calendar 2019 MARCH 13, 2019 PUBLICATION OF 2018 YEAR -END RESULTS MAY 7, 2019 PUBLICATION OF 2019 FIRST QUARTER INTERIM STATEMENT MAY 22, 2019 2019 ORDINARY ANNUAL GENERAL MEETING AUGUST 6, 2019 PUBLICATION OF 2019 HALF—YEAR REPORT OCTOBER 29, 2019 PUBLICATION OF 2019 THIRD QUARTER INTERIM STATEMENT                MorphoSys AG Semmelweisstr. 7 82152 Planegg Germany Tel: +49-89-89927-0 Fax: +49-89-89927-222 www.morphosys.com                MorphoSys AG—Planegg – Annual Financial Statements as of December 31, 2018